5/7


07023403

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME ENM Holdings Ltd.

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
MAY 15 2007
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 05701 FISCAL YEAR 12-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: dw

DATE: 5/10/07

082-05701

安寧控股有限公司
ENM Holdings Limited
(Stock Code: 0128)

ARIS
12-31-06

Annual Report 2006

CONTENTS

CHAIRMAN'S STATEMENT

I am pleased to present the 2006 annual report of ENM Holdings Limited (the "Company") and its subsidiaries (collectively referred to as the "Group") for the year ended 31 December 2006.

RESULTS

For the year ended 31 December 2006, the Group recorded a turnover of HK$227,206,000, representing a slight decrease of 6% as compared with HK$242,536,000 for the previous year. The drop in turnover was mainly due to the stiff market competition in the retail fashion business and the negative effect resulting from the relocation of retail shops during the year.

The Group reported a profit attributable to shareholders of HK$12,047,000, an increase of 10% as compared to HK$10,923,000 for the previous year. This was mainly attributable to the surplus on revaluation of group properties of HK$12,545,000. However, the retail fashion business did not perform as anticipated and made a negative contribution to the Group during the year.

LOOKING AHEAD

VivaSha Club Resort ("VivaSha") had its soft opening in March 2006. The Board is so far satisfied with the performance in the soft opening period and VivaSha will have its grand opening in 2007. The Board believes that VivaSha will benefit from the continuing robust travel demand in the Mainland, buoyant global tourisms, business travel and the economic growth in Shanghai.

Swank currently has 13 shops and department store counters with a total shopping floor area of 23,800 square feet. In the coming year, those non-performing shops will be strategically closed when their leases expire, while continuing to open new stores at prime locations to enhance Swank's profitability. Swank will continue exercising tight controls on all overheads while maintaining its service quality.

The Group continues to look for investment opportunities with good potential in order to enhance the Group's value and profitability. The Group's strong balance sheet and net cash position also provide the flexibility to capitalise on investment opportunities when the circumstance arises.

APPRECIATION

I would like to take this opportunity to thank my fellow directors, dedicated employees, our supportive shareholders and our business partners for their confidence and continued support of the Group.

Joseph Wing Kong LEUNG
Chairman

Hong Kong, 23 April 2007

CHIEF EXECUTIVE'S STATEMENT

FINANCIAL REVIEW

For the year under review, the Group reported a turnover of HK$227,206,000 (2005: HK$242,536,000) which represents a decrease of 6% compared to 2005. Consolidated profit attributable to equity holders of the Company amounted to HK$12,047,000 (2005: HK$10,923,000) which represents a 10% increase compared to last year. Earnings per share was HK0.73 cents (2005: HK0.66 cents).

LIQUIDITY AND FINANCIAL POSITION

On 31 December 2006, the Group was in a solid financial position with cash and deposit holdings of HK$522,222,000 (2005: HK$544,625,000). On 31 December 2006, total borrowings stood at HK$22,634,000 (2005: HK$17,862,000) with HK$18,674,000 (2005: HK$10,892,000) of repayments falling due within one year. The Group's gearing ratio (a comparison of total borrowings with equity attributable to equity holders of the Company) was 2.5% at the year end date (2005: 2%). The current ratio on 31 December 2006 was 10.5 times (2005: 10.8 times).

On 31 December 2006, the Group's borrowings and bank balances were primarily denominated in Hong Kong dollars and United States dollars. Exchange differences were reflected in the audited financial statements. All borrowings of the Group are either on a floating rate basis or interest free.

The Group's imported purchases are mainly denominated in Euros and United States dollars. The Group will from time to time review its foreign exchange position and market conditions to determine if any hedging is required.

PLEDGE OF ASSETS

Pledges of the Group's fixed deposits of US$44,000 (2005: US$44,000) were given to bankers to secure general banking facilities to the extent of US$44,000 as of 31 December 2006 (2005: US$44,000).

EMPLOYEE AND REMUNERATION POLICIES

At the date of this report, the Group employed a total of 260 full time staff with its main workforce stationed in the Group's offices in Hong Kong. The Group's remuneration policies are performance based and are in line with the salary trends in the respective locations. The Group provides employee benefits such as staff insurance schemes, provident and pension funds, discretionary performance bonus, external training support, and a performance based share option scheme.

BUSINESS REVIEW

RESORT AND RECREATIONAL CLUB OPERATIONS

VivaSha Club Resort ("VivaSha")

VivaSha, comprising of a 4-star Hotel Building with 320 rooms, a Clubhouse Building and an International Convention Center, has performed satisfactorily since its soft opening at the end of March 2006. A total of 21 new facilities including the Tepanyake Restaurant, the Tea Salon and the piano bar have been added or modified to further enrich the attractions of the project. In addition, 2,000 new households will move into new residential properties nearby in 2007; Management believes this will have a positive impact on the Clubhouse business.

Hong Kong Hilltop Country Club ("Club")

Although the effect of Disneyland and the individual travelling program is cooling down, the Club's revenues for 2006 continue to be steady as the Club focuses on its target customers. In 2007, Management expects the 10th anniversary celebration of the establishment of HKSAR to attract more tourism from China and overseas which will further improve the Club's business.

The transitional changes in the Tsuen Wan area have affected the Club's turnover. Many traditional club members such as owners and senior management of manufacturing enterprises have moved out of the district and cut down their number of visits to the club house. However, an increasing number of middle class residents have moved to the Tsuen Wan area in recent years. The Club has been upgrading its facilities with new modern equipment, introducing innovative promotion programs and maintaining good customer service to attract this new segment of potential customers, as well as to strengthen the loyalty of our existing club members.

TELECOMMUNICATIONS & TECHNOLOGIES

SinoPay.com Holdings Limited ("SinoPay")

SinoPay's main business is providing B2C electronic payment and Intra-bank fund transfer solution services in the PRC through its Joint Venture with China UnionPay, Chinapay e-Payment Service Ltd ("the JV") in Shanghai. In order to diversify its income contribution sources, Chinapay e-Payment Services Ltd has developed an on-line mutual fund trading platform in recent years and the result has been satisfactory.

Due to unforeseen circumstances, the proposed merger between Chinapay e-Payment Service Ltd and Easylink, a counterpart of the JV in Guangdong, has been temporarily suspended. However, the suspension of the proposed merger will not adversely affect the daily operation and business development of the JV. Its annual turnover increased by 150% to RMB47,600,000 with a net profit of RMB9,800,000 in 2006.

CHIEF EXECUTIVE'S STATEMENT

Beijing Smartdot Technologies Co. Ltd. ("Smartdot")

Smartdot is engaged in the development of software and solution projects in China. Its core businesses are e-government projects and office automation.

Despite increasing competition in the software market in the PRC, Smartdot still reported steady growth in 2006. Its annual turnover increased by 14% to RMB88,000,000 and the net profit increased by 22.6% to RMB8,070,000. In order to diversify its income contribution sources in 2007, Smartdot will focus on (1) the distribution business of WBCR, an IBM software product for business flow and control management mainly for listed companies in the United States and (2) developing a new office automation software package for small to medium sized companies, as well as strengthening its core business of e-government projects and office automation system for large enterprises.

Wireless Network Card Business

Shanghai ENM Telecom & Technology Limited has developed solid business collaborations with China Mobile and China Unicom to market mobile internet access services in Shanghai. The wireless internet access market is growing steadily in China as more customers recognise the benefits of this service. Management continues to look for opportunities to promote other telecommunication products with telecom operators under a similar cooperation model with China Unicom.

RETAIL FASHION

The Swank Shop Limited ("Swank")

A number of shops were closed due to the expiration of leases in the first quarter and could only be reopened in new locations in the third quarter, thus affecting Swank's first six months' sales turnover. The relocated shop in Pacific Place incorporates both men's and ladies' wear. The new shop in Harbour City is for men only which complements the existing Swank ladies' wear nearby.

The new shop network reflects our strategy of targeting the upscale market in strategic locations in Hong Kong and Kowloon. Sales volume in the second half of the year returned to satisfactory levels.

BIO-MEDICAL

Genovate Biotechnology Company Limited ("Genovate")

Genovate is a fully integrated pharmaceutical company which encompasses within its operations: new drug development and new formulation capability, clinical trials for local and international pharmaceutical companies, drug manufacturing, drug marketing and distribution in Taiwan and the region.

Genovate's two major new drug products, Urotrol for urinary incontinence and Diabetrol Slow Release ("SR") for the anti-diabetic market, have achieved increasing market acceptance. In 2006, Genovate had five other new drug products approved for marketing in Taiwan and three approved in Vietnam.

In the field of new drug development, Genovate has research programs in collaboration with government institutes including the Industrial Technology Research Institute (ITRI) of Taiwan and the National Health Research Institute (NHRI). Genovate also collaborates with BioKey, a US specialty pharmaceutical company, to co-develop new drug products. Genovate's product pipeline, focused on anti-cancer and metabolic disorders, will be further strengthened once these research programs reach the clinical development stage.

The merger plan between Genovate and Ocean Bright Co., Ltd. ("OB") was originally approved by both companies' shareholders in June 2006. However, due to changes in market conditions and more stringent regulations by the Taiwan GreTai Securities Market, Genovate and OB were required to re-negotiate the share exchange ratio but were unable to reach agreement. The merger plan has therefore been terminated but Genovate and OB will continue their business partnership.

James C. Ng
Chief Executive

Hong Kong, 23 April 2007

BIOGRAPHIES OF DIRECTORS AND SENIOR MANAGEMENT

EXECUTIVE DIRECTORS

Mr. Joseph Wing Kong LEUNG, 60, is the Chairman of the Group. Mr. Leung joined the Group in December 2000 as Executive Director and became Chairman in March 2001. He is also the Chairman of the Remuneration Committee of the Company. Mr. Leung is a director of Chinachem Group companies and an independent non-executive director of Cheuk Nang (Holdings) Limited, a company listed on the Main Board of The Stock Exchange of Hong Kong Limited. He is also a director of Diamond Leaf Limited and Solution Bridge Limited, which are substantial shareholders of the Company within the meaning of Part XV of the Securities and Future Ordinance. Mr. Leung has over 30 years of experience in finance and management in property development. He is a fellow of the Hong Kong Institute of Real Estate Administration and a member of the executive committee of The Real Estate Developers Association of Hong Kong.

Mr. James C. NG, 63, is the Chief Executive Officer of the Group. Mr. Ng has over 30 years of experience in the banking industry in Hong Kong and the United States. Prior to joining the Group in March 2001, Mr. Ng served as the CEO of the former First Pacific Bank in Hong Kong and the CEO of United Savings Bank in California. He also held senior positions at Chase Manhattan Bank in Hong Kong and the Far East Region. Mr. Ng holds a MBA Degree from Golden Gate University in San Francisco and a Bachelor Degree from St. Jose State University in the United States. Mr. Ng is a director of Chinachem Group companies and the Chairman of the Employers' Federation in Hong Kong.

Mr. Derek Wai Choi LEUNG, 56, joined the Group in December 2000. He holds a BSc (Engineering) degree and is also a chartered accountant. Mr. Leung had been in the banking industry for 16 years and in charge of the treasury and capital markets division of a banking subsidiary of one of the largest banks in the world for about ten years. He joined Chinachem Group in early 1997 and is responsible for the international investments of Chinachem Group companies.

Mr. Wing Tung YEUNG, 52, joined the Group as Executive Vice President in October 2001 and became Director in November 2002. Mr. Yeung is responsible for the investments of the Group. Prior to his appointment, Mr. Yeung was the Personal Assistant to the Managing Director of a listed company in Hong Kong for more than ten years, in charge of project investments and developments in Hong Kong, PRC and South East Asia. He had also worked in an American Bank as Manager of Commercial Banking and an international audit firm as Auditor. Mr. Yeung obtained his MBA from Indiana University, USA in 1978 and passed the board examination of the American Institute of Certified Public Accountants in the same year.

NON-EXECUTIVE DIRECTOR

Mr. Raymond Wai Pun LAU, 57, joined the Group in March 2001. He is also a member of the Audit Committee of the Company. Mr. Lau is the Senior Partner of Ford, Kwan & Co., Solicitors & Notaries. He is a solicitor of the High Court of Hong Kong and is also qualified to practise in the United Kingdom and the Australian Capital Territory. He is also a notary public and a China-appointed Attesting Officer.

INDEPENDENT NON-EXECUTIVE DIRECTORS

Dr. Cecil Sze Tsung CHAO, 70, joined the Group in September 2004. He is also a member of the Audit Committee and the Remuneration Committee of the Company. Dr. Chao is the founder and Executive Chairman of Cheuk Nang (Holdings) Limited, a company listed on the Main Board of The Stock Exchange of Hong Kong Limited. Dr. Chao obtained a Bachelor of architecture degree, with honours, from The University of Durham, England and subsequently worked in the field of property, investment, finance, architecture and construction for over forty years. He also worked for Hong Kong Government Building Department and Architectural Office and was elected as director of The Real Estate Developers Association of Hong Kong for consecutive 30 years. Dr. Chao is a Hong Kong registered architect and a member of the Royal Institute of British Architect and has obtained Honorary Doctor Degree (Ph. D.) from the U.S. Morrison University. Dr. Chao was also awarded 2004's World Outstanding Chinese.

Dr. Jen CHEN, 52, joined the Group in February 2003. He is also a member of the Audit Committee of the Company. Dr Chen has extensive experience and professional knowledge in the biopharmaceutical industry. He is the Chairman and General Manager of Genovate Biotechnology Company Limited in Taiwan. Prior to this appointment, Dr Chen was the Vice President of Asian Operation in Genelabs Technologies, Inc. in the US. He had also worked in Novartis Pharmaceuticals Corporation for eight years in areas of new drug discovery and research. He is the author or co-author of more than 30 papers and ten patents in the field. Dr. Chen obtained his Ph.D. (Chemistry) from University of Rochester in New York, USA.

Mr. Ian Grant ROBINSON, 67, joined the Group in September 2004. He is also the Chairman of the Audit Committee and a member of the Remuneration Committee of the Company. Mr. Robinson heads up Robinson Management Limited, a consulting and management company. Prior to setting up his own firm in 1995, he has had 39 years of experience as a professional accountant and was a Senior Partner with Ernst and Young, one of the largest international accounting firms. He has been based in Hong Kong since 1980, servicing the Asian region, and has accounting experience in major countries around the world. Mr. Robinson is the Chairman of Brek Energy Corporation, a Nasdaq listed company. He is also a member of the Supervisory Board and the Chairman of Audit Committee of the Hong Kong Housing Society.

SENIOR MANAGEMENT

Mr. David Kin Hay HONG, 59, joined the Group in October 2003. He is the Managing Director of The Swank Shop Limited ("Swank"). Mr. Hong joined the family business in 1974 after his graduation from business studies in England. He was in charge of the manufacturing arm of Swank in the first few years. In the early 1980's, Mr. Hong moved on to the retail business unit and has headed Swank since 1991. Mr. Hong has valuable experience in the high-end fashion retailing.

Mr. Hong was awarded by the French President with the titles of *Chevalier de l'Ordre National du Merite* in July 1996 and *Chevalier de la Legion d'Honneur* in June 2003.

Mr. Kenneth Sai Lai WONG, 45, joined the Group in July 2001. He is the Vice President – Investments and is responsible for the Group's business development. Prior to this appointment, Mr. Wong was the Vice President of Commercial Banking Business of the former First Pacific Bank, and Corporate Banking Officer of a major US bank where he gained international finance exposure in Chicago and New York. Before joining the banking industry, Mr. Wong had worked for an international accounting firm in performing project investment evaluation and feasibility study. Mr. Wong holds a Bachelor of Social Sciences Degree from the University of Hong Kong.

Mr. Victor Yiu Keung CHIANG, 42, joined the Group in November 2003. He is the Chief Financial Officer of the Group overseeing the financial management of the Group. He has over 16 years' experience in professional accountancy practice and financial management experience with listed companies. Graduated from the Chinese University of Hong Kong with a bachelor's degree in business administration, he is an associate member of the Institute of Chartered Accountants in England & Wales, and a fellow member of the Hong Kong Institute of Certified Public Accountants and the Association of Chartered Certified Accountants. Mr. Chiang is also a Certified Public Accountant practising in Hong Kong.

REPORT OF THE DIRECTORS

The directors present their report and the audited financial statements of the Company and the Group for the year ended 31 December 2006.

PRINCIPAL ACTIVITIES

The principal activities of the Company are investment holding and securities trading. The principal activities of the subsidiaries comprise the wholesale and retail of fashion wear and accessories, telecommunications operations, resort and recreational club operations, investment holding and securities trading. There were no significant changes in the nature of the Group's principal activities during the year.

RESULTS AND DIVIDENDS

The Group's profit for the year ended 31 December 2006 and the state of affairs of the Company and the Group at that date are set out in the financial statements on pages 27 to 93.

The directors do not recommend the payment of any dividend for the year ended 31 December 2006 (2005: Nil).

SUMMARY FINANCIAL INFORMATION

A summary of the published results and assets, liabilities and minority interests of the Group for the last five financial years, as extracted from the audited financial statements and reclassified as appropriate, is set out on page 95. This summary does not form part of the audited financial statements.

PROPERTY, PLANT AND EQUIPMENT AND INVESTMENT PROPERTIES

Details of movements in the property, plant and equipment, and investment properties of the Company and the Group during the year are set out in notes 13 and 14 to the financial statements, respectively.

Further details of the Group's investment properties are set out on page 94.

DEBENTURES

Particulars of the club debentures of the Group are set out in note 29 to the financial statements.

SHARE CAPITAL AND SHARE OPTIONS

There were no movements in either the Company's authorised or issued share capital during the year. Details of movements in the Company's share options during the year, are set out in note 33 to the financial statements.

PURCHASE, REDEMPTION OR SALE OF LISTED SECURITIES OF THE COMPANY

Neither the Company, nor any of its subsidiaries purchased, redeemed or sold any of the Company's listed securities during the year.

RESERVES

Details of movements in the reserves of the Company and the Group during the year are set out in note 34(b) to the financial statements and in the consolidated statement of changes in equity on page 30, respectively.

DISTRIBUTABLE RESERVES

At 31 December 2006, the Company had no reserves available for distribution as calculated in accordance with the provisions of Section 79B of the Hong Kong Companies Ordinance (2005: Nil).

MAJOR CUSTOMERS AND SUPPLIERS

The five largest customers accounted for less than 30% of the Group's total turnover for the year. The five largest suppliers accounted for approximately 41% of the Group's total purchases for the year and the largest supplier accounted for approximately 11% of the purchases.

None of the directors of the Company or any of their associates or any shareholders (which, to the best knowledge of the directors, own more than 5% of the Company's issued share capital) had any beneficial interest in the Group's five largest suppliers.

DIRECTORS

The directors of the Company during the year were:

Executive directors:

Mr. Joseph Wing Kong LEUNG *(Chairman)*
Mr. James C. NG *(Chief Executive Officer)*
Mr. Derek Wai Choi LEUNG
Mr. Wing Tung YEUNG

Non-executive director:

Mr. Raymond Wai Pun LAU

Independent non-executive directors:

Dr. Cecil Sze Tsung CHAO
Dr. Jen CHEN
Mr. Ian Grant ROBINSON

In accordance with article 101 of the Company's articles of association, Messrs. James C. NG, Derek Wai Choi LEUNG and Raymond Wai Pun LAU will retire by rotation at the forthcoming annual general meeting and, being eligible, will offer themselves for re-election.

DIRECTORS' AND SENIOR MANAGEMENT'S BIOGRAPHIES

Biographical details of the directors of the Company and the senior management of the Group are set out on pages 8 to 10 of the annual report.

DIRECTORS' SERVICE CONTRACTS

No director proposed for re-election at the forthcoming annual general meeting has a service contract with the Company or any of its subsidiaries which is not determinable within one year without payment of compensation, other than statutory compensation.

DIRECTORS' INTERESTS IN CONTRACTS

No director had a material interest, either directly or indirectly, in any contract of significance to the business of the Group to which the Company or any of its subsidiaries was a party during the year.

DIRECTOR'S INTEREST IN SHARES

At 31 December 2006, the interest of a director in the shares of the Company or its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (the "SFO")), as recorded in the register required to be kept by the Company pursuant to Section 352 of the SFO, or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited (the "Stock Exchange") pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers, was as follows:

Long position in ordinary shares of HK$0.01 each of the Company:

Name of director	Number of shares held through a controlled corporation	Percentage of the Company's issued share capital
Mr. Joseph Wing Kong LEUNG	200,000	0.012%

Save as disclosed above, as at 31 December 2006, none of the directors had registered an interest or a short position in the shares, underlying shares or debentures of the Company or any of its associated corporations that was required to be recorded pursuant to Section 352 of the SFO, or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers.

DIRECTORS' RIGHTS TO ACQUIRE SHARES OR DEBENTURES

At no time during the year were rights to acquire benefits by means of the acquisition of shares in or debentures of the Company granted to any director or their respective spouse or minor children, or were any such rights exercised by them; or was the Company or any of its subsidiaries a party to any arrangement to enable the directors to acquire such rights in any other body corporate.

SHARE OPTION SCHEMES

Details of the Company's share option schemes are disclosed in note 33 to the financial statements.

EMOLUMENT POLICY

The emolument policy for the employees of the Group is set up by the Remuneration Committee on the basis of their merit, qualifications and competence.

The emoluments of the directors of the Company are decided by the Remuneration Committee, having regard to the Company's operating results, the directors' individual performance and comparable market statistics.

The Company has adopted share option schemes to provide incentives to executive directors and employees. The details of the schemes are set out in note 33 to the financial statements.

SUBSTANTIAL SHAREHOLDERS' INTERESTS IN SHARES

At 31 December 2006, the following interests of 5% or more of the issued share capital of the Company were recorded in the register of interests required to be kept by the Company pursuant to Section 336 of the SFO:

Long positions in ordinary shares of HK$0.01 each of the Company:

Name	Direct interests	Indirect interests	Number of shares held	Percentage of the Company's issued share capital
Diamond Leaf Limited	162,216,503	–	162,216,503	9.8%
Solution Bridge Limited	408,757,642	–	408,757,642	24.8%
Ms. Nina KUNG (deceased) *(note)*	–	570,974,145	570,974,145	34.6%

Note: The interest disclosed under Ms. Nina KUNG (deceased) represents her deemed interests in the shares of the Company by virtue of her interests in Diamond Leaf Limited and Solution Bridge Limited.

Save as disclosed above, as at 31 December 2006, no person had registered an interest in the shares of the Company that was required to be recorded pursuant to Section 336 of the SFO.

CONNECTED TRANSACTION

On 28 April 2005, the Company entered into a tenancy agreement (the "Tenancy Agreement") with Hollywood Palace Company Limited, a company controlled by a substantial shareholder, in respect of the renewal of leases of Suites 1502 and 1521 on 15th Floor, Chinachem Golden Plaza, 77 Mody Road, Tsimshatsui East, Kowloon for a term of two years commencing on 1 May 2005 at a monthly rent of HK$145,620 with a four months rent-free period over the lease term. The Tenancy Agreement constituted a continuing connected transaction for the Company under the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules"). The Company confirms that it has complied with the disclosure requirements, where appropriate, in accordance with Chapter 14A of the Listing Rules.

CONNECTED TRANSACTION (CONTINUED)

The above mentioned continuing connected transaction has been reviewed by the independent non-executive directors of the Company who have confirmed that the transaction has been entered into:

(a) in the ordinary and usual course of business of the Company;

(b) on normal commercial terms; and

(c) in accordance with the terms of the Tenancy Agreement that are fair and reasonable and in the interests of the shareholders of the Company as a whole.

The Company has received from the auditors a letter reporting that the continuing connected transaction:

(a) has been approved by the Company's board of directors; and

(b) has been entered into in accordance with the Tenancy Agreement.

SUFFICIENCY OF PUBLIC FLOAT

As at the date of this report, the Company has maintained the prescribed public float under the Listing Rules, based on the information that is publicly available to the Company and within the knowledge of the directors.

AUDITORS

Ernst & Young were first appointed as auditors of the Company in 2004 to fill the vacancy following the resignation of KPMG.

Ernst & Young retire and a resolution for their reappointment as auditors of the Company will be proposed at the forthcoming annual general meeting.

ON BEHALF OF THE BOARD

Joseph Wing Kong LEUNG
Chairman

Hong Kong
23 April 2007

CORPORATE GOVERNANCE REPORT

The Company is committed to maintain good corporate governance standard and procedures to ensure the integrity, transparency and quality of disclosure in order to enhance the shareholders' value.

CORPORATE GOVERNANCE PRACTICES

In the opinion of the Directors, the Company has complied with the Code Provisions of the Code on Corporate Governance Practices (the " CG Code") set out in Appendix 14 of the Listing Rules throughout the year ended 31 December 2006, except for the deviations in respect of the service term and the rotation of Directors under Code Provisions A.4.1 and A.4.2 of the CG Code.

Under Code Provision A.4.1 of the CG Code, Non-executive Directors should be appointed for a specific term and subject to re-election. None of the existing Non-executive and Independent Non-executive Directors of the Company is appointed for a specific term. However, all of the Non-executive and Independent Non-executive Directors are subject to retirement by rotation in accordance with the Company's Articles of Association.

Under Code Provision A.4.2 of the CG Code, all Directors appointed to fill casual vacancy should be subject to election by shareholders at the first general meeting after their appointment, and every Director, including those appointed for a specific term, should be subject to retirement by rotation at least once every three years. In order to comply with the Code Provision A.4.2 of the CG Code, relevant amendments to the Articles of Association of the Company were proposed and approved by the shareholders at the Annual General Meeting of the Company held on 2 June 2006. Code provision A.4.2 of the CG Code has been fully complied with thereafter.

BOARD OF DIRECTORS

(A) BOARD COMPOSITION

The Board currently comprises four Executive Directors, one Non-executive Director and three Independent Non-executive Directors, serving the important function of guiding the management.

The Board members for the year ended 31 December 2006 were:

Executive Directors
Mr. Joseph Wing Kong LEUNG *(Chairman)*
Mr. James C. NG *(Chief Executive Officer)*
Mr. Derek Wai Choi LEUNG
Mr. Wing Tung YEUNG

Non-executive Director
Mr. Raymond Wai Pun LAU

Independent Non-executive Directors
Dr. Cecil Sze Tsung CHAO
Dr. Jen CHEN
Mr. Ian Grant ROBINSON

The composition of the Board is reviewed regularly to ensure that it has a good balance of expertise, skills and experience, which can meet the requirements of the business of the Group. The Directors' biographical information is set out on pages 8 and 9.

The composition of the Board, by category of Directors, including names of Chairman, Executive Directors, Non-executive Director and Independent Non-executive Directors, is disclosed in all corporate communications.

To the best knowledge of the Directors, there is no financial, business, family relationship among our Directors. All of them are free to exercise their independent judgment.

(B) CHAIRMAN AND CHIEF EXECUTIVE OFFICER

Mr. Joseph Wing Kong LEUNG serves as the Chairman of the Board and Mr. James C. NG serves as the Chief Executive Officer of the Group.

The Chairman's responsibility is to manage the Board and the Chief Executive Officer's responsibility is to manage the Company's business. The division of responsibility between the Chairman and the Chief Executive Officer is clearly defined.

The Chairman is also responsible for ensuring that all Directors are properly briefed on issues arising at Board meetings and receive adequate and reliable information in a timely manner.

BOARD OF DIRECTORS (CONTINUED)

(C) INDEPENDENT NON-EXECUTIVE DIRECTORS

Pursuant to Rules 3.10(1) and 3.10(2) of the Listing Rules, the Company has appointed three Independent Non-executive Directors, of whom Mr. Ian Grant Robinson has appropriate professional qualifications and experience in financial matters.

The Company has received, from each of the Independent Non-executive Directors, an annual confirmation of his independence pursuant to Rule 3.13 of the Listing Rules. The Company considers all of the Independent Non-executive Directors to be independent.

(D) APPOINTMENTS, RE-ELECTION AND REMOVAL OF DIRECTORS

The Board as a whole is responsible for the selection and approval of candidates for appointment to the Board, and does not therefore establish a nomination committee.

None of the existing Non-executive and Independent Non-executive Directors of the Company is appointed for a specific term. However, all of the Non-executive and Independent Non-executive Directors are subject to retirement by rotation in accordance with the Company's Articles of Association.

According to the Articles of Association of the Company, any Director appointed to fill a casual vacancy or as an addition to the Board shall hold office only until the next following annual general meeting of the Company and shall then be eligible for re-election.

At each annual general meeting, one-third of the Directors for the time being, or, if their number is not three or a multiple of three, then the number nearest to but not less than one-third, shall retire from office by rotation but shall be eligible for re-election, provided that every Director shall be subject to retirement at least once every three years. The Directors (including those appointed for a special term) to retire in every year shall be those who have been longest in office since their last election but as between persons who became Directors on the same day those to retire shall (unless they otherwise agree between themselves) be determined by lot.

There was no change in the composition of the Board during the year ended 31 December 2006.

(E) RESPONSIBILITIES OF DIRECTORS

The Directors fully appreciate their role and duties as Directors of the Company.

New Directors will be given an introduction to the Group's major business activities, induction into their responsibilities and duties, and other regulatory requirements.

The Company Secretary is responsible for keeping all Directors updated on the Listing Rules and other relevant regulatory requirements.

BOARD OF DIRECTORS (CONTINUED)

(F) DIRECTORS' SECURITIES TRANSACTIONS

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") set out in Appendix 10 of the Listing Rules as the Company's code of conduct for dealings in securities of the Company by the Directors. Based on specific enquiry of all Directors, all Directors have complied with the required standard set out in the Model Code during the year ended 31 December 2006.

(G) BOARD MEETINGS

The Board held four regular Board meetings for the year ended 31 December 2006. The following was an attendance record of the regular Board meetings for the year ended 31 December 2006:

	Attendance
Executive Directors	
Mr. Joseph Wing Kong LEUNG *(Chairman)*	4/4
Mr. James C. NG *(Chief Executive Officer)*	4/4
Mr. Derek Wai Choi LEUNG	4/4
Mr. Wing Tung YEUNG	4/4
Non-executive Director	
Mr. Raymond Wai Pun LAU	4/4
Independent Non-executive Directors	
Dr. Cecil Sze Tsung CHAO	1/4
Dr. Jen CHEN	3/4
Mr. Ian Grant ROBINSON	4/4

The Directors can attend Board meetings in persons or through other means of electronic communication in accordance with the Company's Articles of Association.

The Directors are consulted to include matters for discussion in the agenda of Board meetings.

The Company gives notice of regular Board meetings at least 14 days in advance and reasonable notice for all other Board meetings.

The agenda and accompanying board papers are circulated not less than three days before the Board meetings to enable the Directors to make informed decisions on matters to be raised at the Board meetings.

The Directors have full access to the advice and services of the Company Secretary, who is responsible for providing Directors with board papers and related materials and ensuring that Board procedures, and all applicable rules and regulations, are followed.

BOARD OF DIRECTORS (CONTINUED)

(G) BOARD MEETINGS (CONTINUED)

The Company Secretary is responsible for taking minutes of Board meetings. The minutes would be sent to all Directors within a reasonable time after each meeting and generally be made available for inspection by Directors. The minutes record the matters discussed and decisions resolved at Board meetings.

Should a potential conflict of interest involving a substantial shareholder or director arise, the matter is discussed in an actual Board meeting, as opposed to being dealt with by written resolution. Independent non-executive Directors are present at Board meetings dealing with conflict issues.

REMUNERATION OF DIRECTORS AND SENIOR MANAGEMENT

The Company established the Remuneration Committee in April 2002. The terms of reference of the Remuneration Committee were revised on 15 April 2005 to align with the provisions set out in the Code Provisions of the CG Code. The revised terms of reference of the Remuneration Committee are available on the Company's website.

The existing Remuneration Committee of the Company comprises the Chairman of the Company, Mr. Joseph Wing Kong LEUNG and two Independent Non-executive Directors, namely, Dr Cecil Sze Tsung CHAO and Mr. Ian Grant ROBINSON. It is chaired by Mr. Joseph Wing Kong LEUNG.

The principal responsibilities of the Remuneration Committee include making recommendations to the Board on the Company's policy and structure for all remuneration of Directors and senior management and reviewing the specific remuneration packages of all Executive Directors and senior management by reference to corporate goals and objectives resolved by the Board from time to time. No Director is involved in deciding his own remuneration.

The Remuneration Committee shall consult the Chairman and/or the Chief Executive Officer about their proposals relating to remuneration of other Directors and senior management.

The Remuneration Committee is provided with sufficient resources to discharge its duties and can take independent professional advice at the Company's expenses if considered necessary.

The Remuneration Committee held one meeting for the year ended 31 December 2006. The following was an attendance record of the Remuneration Committee meeting for the year ended 31 December 2006:

	Attendance
Mr. Joseph Wing Kong LEUNG	1/1
Dr. Cecil Sze Tsung CHAO	0/1
Mr. Ian Grant ROBINSON	1/1



REMUNERATION OF DIRECTORS AND SENIOR MANAGEMENT (CONTINUED)

During 2006, the Remuneration Committee's work included:

(i) Review of remuneration policy of Directors and senior management; and

(ii) Recommendation to the Board of the Directors' fee.

ACCOUNTABILITY AND AUDIT

(A) FINANCIAL REPORTING

The Board is responsible for presenting a balanced, clear and comprehensive, assessment of the Group's performance, position and prospects in all corporate communications.

The Directors shall have full access Management for enquiries and to obtain information on the Group when necessary. The Directors are able to obtain independent professional advice at the Company's expenses whenever deemed necessary by the Directors.

The Directors acknowledge their responsibility for preparing the financial statements of the Group. The statement of the Auditors of the Company about their responsibilities on the financial statements of the Group is set out in the Independent Auditors' Report on pages 25 and 26.

The Directors confirm that, to the best of their knowledge, information and belief, having made all reasonable enquiries, they are not aware of any material uncertainties relating to events or conditions that may cast significant doubt upon the Company's ability to continue as a going concern.

(B) INTERNAL CONTROLS

The Board has overall responsibilities for maintaining a sound and effective internal control system to safeguard the shareholders' investment and the Company's assets.

During 2006, the Board has conducted a review on the Group's internal control handbook covering all material controls, including financial, operational, compliance controls, and risk management functions. The Board considered the internal control system of the Group to be adequate and effective.

ACCOUNTABILITY AND AUDIT (CONTINUED)

(C) AUDIT COMMITTEE

The Company established the Audit Committee in January 1999. The terms of reference of the Audit Committee were revised on 15 April 2005 to align with the provisions set out in the Code Provisions of the CG Code. The revised terms of reference of the Audit Committee are available on the Company's website.

The existing Audit Committee of the Company comprises one Non-executive Director, Mr. Raymond Wai Pun LAU and three Independent Non-executive Directors, namely Dr. Cecil Sze Tsung CHAO, Dr. Jen CHEN and Mr. Ian Grant ROBINSON. It is chaired by an Independent Non-executive Director, Mr. Ian Grant ROBINSON.

None of the four Audit Committee members is a former partner of the external auditors one year before joining the Company.

The principal duties of the Audit Committee include the review and supervision of the Group's financial reporting system and internal control procedures, review of the Group's financial information, and oversight of the relationship with the Auditors of the Company.

The Audit Committee is provided with sufficient resources to discharge its duties and can take independent professional advice at the Company's expenses if considered necessary.

For the year ended 31 December 2006, the Audit Committee held two meetings, in which the external auditors were in attendance. The following was an attendance record of the Audit Committee meetings for the year ended 31 December 2006:

	Attendance
Mr. Ian Grant ROBINSON	2/2
Dr. Cecil Sze Tsung CHAO	0/2
Dr. Jen CHEN	2/2
Mr. Raymond Wai Pun LAU	2/2

During 2006, the Audit Committee's work included:

(i) Review of the Group's interim and annual financial statements;

(ii) Review of the non-audit services provided by the external auditors; and

(iii) Recommendation to the Board of the reappointment of Ernst & Young as the Company's Auditors.

There was no disagreement between the Board and the Audit Committee on the selection, appointment, resignation or dismissal of the external auditors.

The Company Secretary is responsible for taking minutes of Audit Committee meetings and the minutes would be sent to all committee members within a reasonable time after each meeting.

ACCOUNTABILITY AND AUDIT (CONTINUED)

(D) AUDITORS' REMUNERATION

For the year ended 31 December 2006, the Group's external auditors provided the following services to the Group:

	HK$'000
Audit services	1,565
Non-audit services:	
Taxation services	179
Agreed-upon procedures on a connected parties transaction	15
	1,759

DELEGATION BY THE BOARD

(A) MANAGEMENT FUNCTIONS

The Board, led by the Chairman, is responsible for formulating overall group strategies and overseeing the management's performance. Management is responsible for the day-to-day operations of the Group under the leadership of the Chief Executive Officer.

Matters reserved for Board decision include:

(i) Formulation of long-term strategy;

(ii) Approving public announcements;

(iii) Approving material bank facilities;

(iv) Committing to material acquisitions and disposals;

(v) Committing to material connected transactions; and

(vi) Reviewing internal control system.

(B) BOARD COMMITTEES

The Board currently has three Board Committees, including two corporate governance related committees (being the Audit Committee and the Remuneration Committee) and the Investment Committee. All Board Committees have clear written terms of reference. Board Committees report regularly to the Board on their work and findings.

COMMUNICATION WITH SHAREHOLDERS

(A) EFFECTIVE COMMUNICATION

In order to develop and maintain continuing relationships with the shareholders of the Company, the Company establishes various communication channels to facilitate and enhance communication:

(i) interim and annual reports are sent to shareholders of the Company;

(ii) the annual general meeting provides a forum for shareholders of the Company to raise comments and exchange views with the Board;

(iii) updated and key information of the Group is available on the Company's website; and

(iv) the Company's website offers a communication channel between the Company and its shareholders.

The Chairman and the Directors are available at annual general meetings to answer questions raised by shareholders of the Company. To facilitate enforcement of shareholders' rights, separate resolutions are proposed at general meetings on each substantially separate issue, including the election of individual Directors.

The Chairman of the Board, Executive Directors, and the Company's Auditors attended the 2006 Annual General Meeting of the Company to answer questions at the meeting.

(B) VOTING BY POLL

The procedures for demanding and conducting a poll is disclosed in all the Company's circulars to shareholders accompanying the notice of general meetings. These procedures are also explained by the chairman of general meetings at the commencement of the meetings.

Votes cast for each resolution dealt in general meetings are properly counted and recorded.

INDEPENDENT AUDITORS' REPORT

ERNST & YOUNG

TO THE SHAREHOLDERS OF ENM HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability)

We have audited the financial statements of ENM Holdings Limited set out on pages 27 to 93, which comprise the consolidated and company balance sheets as at 31 December 2006, and the consolidated income statement, the consolidated statement of changes in equity and the consolidated cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes.

DIRECTORS' RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

The directors of the Company are responsible for the preparation and the true and fair presentation of these financial statements in accordance with Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants and the Hong Kong Companies Ordinance. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and the true and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

AUDITORS' RESPONSIBILITY

Our responsibility is to express an opinion on these financial statements based on our audit. Our report is made solely to you, as a body, in accordance with Section 141 of the Hong Kong Companies Ordinance, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity's preparation and true and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

INDEPENDENT AUDITORS' REPORT (CONTINUED)

OPINION

In our opinion, the financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2006 and of the Group's profit and cash flows for the year then ended in accordance with Hong Kong Financial Reporting Standards and have been properly prepared in accordance with the Hong Kong Companies Ordinance.

Ernst & Young
Certified Public Accountants
18/F Two International Finance Centre
8 Finance Street, Central
Hong Kong
23 April 2007

CONSOLIDATED INCOME STATEMENT

Year ended 31 December 2006

	Notes	**2006** ***HK$'000***	2005 *HK$'000*
REVENUE	5	**227,206**	242,536
Cost of sales		**(97,521)**	(110,221)
Gross profit		**129,685**	132,315
Other income and gains	5	**5,103**	5,859
Selling and distribution costs		**(72,231)**	(68,359)
Administrative expenses		**(66,200)**	(74,041)
Other operating income, net		**2,509**	16,631
Fair value change/write-back of deficits on revaluation of properties	6	**12,545**	6,397
Finance costs	7	**(1,077)**	(969)
Share of profits and losses of associates		**(2,852)**	(2,883)
PROFIT BEFORE TAX	6	**7,482**	14,950
Tax	10	**—**	43
PROFIT FOR THE YEAR		**7,482**	14,993
Attributable to:			
Equity holders of the Company	11	**12,047**	10,923
Minority interests		**(4,565)**	4,070
		7,482	14,993
DIVIDENDS		**Nil**	Nil
EARNINGS PER SHARE ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF THE COMPANY	12		
Basic		**0.73 cents**	0.66 cents
Diluted		**N/A**	N/A

CONSOLIDATED BALANCE SHEET

31 December 2006

	Notes	2006	2005
		HK$'000	*HK$'000*
NON-CURRENT ASSETS			
Property, plant and equipment	13	**84,638**	80,326
Investment properties	14	**123,900**	109,700
Prepaid land premiums	15	**3,063**	3,140
Goodwill	16	**6,610**	6,610
Interests in jointly-controlled entities	18	**—**	—
Interests in associates	19	**20,511**	17,348
Available-for-sale equity investments	20	**35,503**	35,503
Total non-current assets		**274,225**	252,627
CURRENT ASSETS			
Inventories	21	**37,481**	34,920
Trade receivables	22	**8,701**	7,105
Prepayments, deposits and other receivables		**33,267**	37,407
Prepaid land premiums	15	**77**	77
Equity investments at fair value through profit or loss	23	**154,612**	148,736
Derivative financial instruments	24	**104**	—
Pledged deposits	25	**342**	342
Time deposits		**495,074**	515,379
Cash and bank balances	25	**27,148**	29,246
Total current assets		**756,806**	773,212
CURRENT LIABILITIES			
Trade and other payables	26	**47,662**	55,270
Interest-bearing bank and other borrowings	27	**9,268**	3,978
Current portion of debentures	29	**4,102**	1,684
Other loans	30	**5,304**	5,230
Tax payable		**5,497**	5,497
Total current liabilities		**71,833**	71,659
NET CURRENT ASSETS		**684,973**	701,553
TOTAL ASSETS LESS CURRENT LIABILITIES		**959,198**	954,180



CONSOLIDATED BALANCE SHEET (CONTINUED)

31 December 2006

	Notes	**2006**	2005
		HK$'000	*HK$'000*
TOTAL ASSETS LESS CURRENT LIABILITIES		**959,198**	954,180
NON-CURRENT LIABILITIES			
Debentures	29	**3,754**	6,673
Interest-bearing bank and other borrowings	27	**206**	297
Deferred revenue		**25,821**	27,868
Total non-current liabilities		**29,781**	34,838
Net assets		**929,417**	919,342
EQUITY			
Equity attributable to equity holders of the Company			
Issued capital	32	**16,507**	16,507
Reserves	34(a)	**885,397**	871,428
		901,904	887,935
Minority interests		**27,513**	31,407
Total equity		**929,417**	919,342

Joseph Wing Kong LEUNG
Chairman

James C. NG
Chief Executive Officer



CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

Year ended 31 December 2006

	Attributable to equity holders of the Company										
	Issued share capital HK$'000	Share premium account HK$'000	Capital redemption reserve HK$'000	Special reserve HK$'000 (note 32(b)(ii))	Revaluation reserve HK$'000	Available-for-sale equity investment revaluation reserve HK$'000	Exchange fluctuation reserve HK$'000	Accumulated losses HK$'000	Total HK$'000	Minority interests HK$'000	Total equity HK$'000
At 1 January 2005	16,507	1,189,721	478	808,822	1,382	–	1,804	(1,143,348)	875,366	26,182	901,548
Surplus on revaluation (note 13)	–	–	–	–	1,732	–	–	–	1,732	1,155	2,887
Changes in fair value of available-for-sale equity investments	–	–	–	–	–	(783)	–	–	(783)	–	(783)
Impairment losses recognised in the income statement	–	–	–	–	–	783	–	–	783	–	783
Exchange realignment	–	–	–	–	–	–	(86)	–	(86)	–	(86)
Total income and expenses for the year recognised directly in equity	–	–	–	–	1,732	–	(86)	–	1,646	1,155	2,801
Profit for the year	–	–	–	–	–	–	–	10,923	10,923	4,070	14,993
At 31 December 2005 and 1 January 2006	16,507	1,189,721	478	808,822	3,114	–	1,718	(1,132,425)	887,935	31,407	919,342
Surplus on revaluation (note 13)	–	–	–	–	1,007	–	–	–	1,007	671	1,678
Exchange realignment	–	–	–	–	–	–	915	–	915	–	915
Total income and expenses for the year recognised directly in equity	–	–	–	–	1,007	–	915	–	1,922	671	2,593
Profit for the year	–	–	–	–	–	–	–	12,047	12,047	(4,565)	7,482
At 31 December 2006	**16,507**	**1,189,721***	**478***	**808,822***	**4,121***	**–***	**2,633***	**(1,120,378)***	**901,904**	**27,513**	**929,417**

* These reserve accounts comprise the consolidated reserves of HK$885,397,000 (2005: HK$871,428,000) in the consolidated balance sheet.

CONSOLIDATED CASH FLOW STATEMENT

Year ended 31 December 2006

	Notes	2006 HK$'000	2005 HK$'000
CASH FLOWS FROM OPERATING ACTIVITIES			
Profit before tax		**7,482**	14,950
Adjustments for:			
Depreciation	6	**8,944**	7,795
Amortisation of deferred revenue	6	**(1,852)**	(400)
Recognition of prepaid land premiums	15	**77**	77
Finance costs	7	**1,077**	969
Dividend income from listed investments	5	**(4,765)**	(4,182)
Interest income	5	**(25,478)**	(19,130)
Share of profits and losses of associates		**2,852**	2,883
Fair value change/write-back of deficits on revaluation:			
Investment properties	6	**(9,982)**	(3,785)
Resort and recreational club properties	6	**(2,563)**	(2,612)
Write-back of accrued payables	6	**(8,060)**	(17,339)
Write-back of provision for loans to a then associate	6	**—**	(4,095)
Impairment of other receivables	6	**4,480**	1,936
Loss/(gain) on disposal of items of property, plant and equipment	6	**66**	(29)
Impairment of items of property, plant and equipment	6	**—**	242
Fair value losses/(gains), net:			
Available-for-sale equity investments (transfer from equity)	6	**—**	783
Equity investments at fair value through profit or loss	6	**757**	4,169
Derivative instruments - transactions not qualifying as hedges	6	**(104)**	—
Foreign exchange gains, net		**(2,615)**	(1,755)
		(29,684)	(19,523)
Increase in inventories		**(2,561)**	(1,010)
Decrease/(increase) in trade receivables		**(1,596)**	4,605
Increase in prepayments, deposits and other receivables		**(2,458)**	(3,454)
Decrease in trade and other payables		**(1,105)**	(11,021)
Decrease in amounts due from associates		**—**	641
Cash used in operations		**(37,404)**	(29,762)
Interest received		**27,566**	11,608
Dividends received from listed investments		**4,765**	1,899
Hong Kong profits tax refunded		**—**	7
Overseas taxes refunded		**—**	97
Net cash outflow from operating activities		**(5,073)**	(16,151)

CONSOLIDATED CASH FLOW STATEMENT (CONTINUED)

Year ended 31 December 2006

	Note	2006 HK$'000	2005 HK$'000
Net cash outflow from operating activities		**(5,073)**	(16,151)
CASH FLOWS FROM INVESTING ACTIVITIES			
Purchases of items of property, plant and equipment		**(9,070)**	(8,230)
Purchases of equity investments at fair value through profit or loss		**(15,262)**	(12,915)
Increase in available-for-sale equity investments		**—**	(798)
Increase in an investment in an associate		**—**	(8,013)
Repayment of advances/(advances) to associates		**(5,446)**	4,077
Proceeds from disposal of items of property, plant and equipment		**6**	49
Proceeds from disposal of equity investments at fair value through profit or loss		**8,629**	9,304
Increase in non-pledged time deposits with original maturity of more than three months when acquired		**(77,278)**	(417,796)
Net cash outflow from investing activities		**(98,421)**	(434,322)
CASH FLOWS FROM FINANCING ACTIVITIES			
New bank loans		**42,840**	39,408
Repayment of bank loans		**(37,550)**	(42,118)
Redemption of debentures		**(670)**	(327)
Capital element of finance lease payments		**(91)**	(68)
Interest paid		**(718)**	(607)
Net cash inflow/(outflow) from financing activities		**3,811**	(3,712)
NET DECREASE IN CASH AND CASH EQUIVALENTS		**(99,683)**	(454,185)
Cash and cash equivalents at beginning of year		**126,829**	581,007
Effect of foreign exchange rate changes, net		**2**	7
CASH AND CASH EQUIVALENTS AT END OF YEAR		**27,148**	126,829
ANALYSIS OF BALANCES OF CASH AND CASH EQUIVALENTS			
Cash and bank balances	25	**27,148**	29,246
Non-pledged time deposits with original maturity of less than three months when acquired		**—**	97,583
		27,148	126,829

BALANCE SHEET

31 December 2006

	Notes	**2006**	2005
		HK$'000	*HK$'000*
NON-CURRENT ASSETS			
Property, plant and equipment	13	**271**	—
Investment properties	14	**127,900**	122,700
Interests in subsidiaries	17	**224,780**	210,400
Interests in associates	19	**322**	292
Total non-current assets		**353,273**	333,392
CURRENT ASSETS			
Equity investments at fair value through profit or loss	23	**143,381**	138,980
Prepayments, deposits and other receivables		**6,655**	9,420
Pledged deposits	25	**342**	342
Time deposits		**495,074**	515,379
Cash and bank balances	25	**4,553**	1,094
Total current assets		**650,005**	665,215
CURRENT LIABILITIES			
Due to subsidiaries	17	**54,974**	70,577
Trade and other payables	26	**2,408**	3,297
Total current liabilities		**57,382**	73,874
NET CURRENT ASSETS		**592,623**	591,341
Net assets		**945,896**	924,733
EQUITY			
Issued capital	32	**16,507**	16,507
Reserves	34(b)	**929,389**	908,226
Total equity		**945,896**	924,733

Joseph Wing Kong LEUNG
Chairman

James C. NG
Chief Executive Officer

NOTES TO FINANCIAL STATEMENTS

31 December 2006

1. CORPORATE INFORMATION

ENM Holdings Limited is a limited liability company incorporated in Hong Kong. The registered office of the Company is located at Suite 1502, 15/F, Chinachem Golden Plaza, 77 Mody Road, Tsimshatsui East, Kowloon, Hong Kong.

During the year, the Group was involved in the following principal activities:

- wholesale and retail of fashion wear and accessories
- telecommunications operations
- resort and recreational club operations
- investment holding and securities trading

2.1 BASIS OF PREPARATION

These financial statements have been prepared in accordance with Hong Kong Financial Reporting Standards ("HKFRSs") (which also include Hong Kong Accounting Standards ("HKASs") and Interpretations) issued by the Hong Kong Institute of Certified Public Accountants, accounting principles generally accepted in Hong Kong and the Hong Kong Companies Ordinance. They have been prepared under the historical cost convention, except for investment properties, certain leasehold land and buildings, equity investments and derivative financial instruments which have been measured at fair value as further explained below. These financial statements are presented in Hong Kong dollars ("HK$") and all values are rounded to the nearest thousand except when otherwise indicated.

Basis of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries for the year ended 31 December 2006. The results of subsidiaries are consolidated from the date of acquisition, being the date on which the Group obtains control, and continue to be consolidated until the date that such control ceases. All significant intercompany transactions and balances within the Group are eliminated on consolidation.

Minority interests represent the interests of outside shareholders not held by the Group in the results and net assets of the Company's subsidiaries.

2.2 IMPACT OF NEW AND REVISED HONG KONG FINANCIAL REPORTING STANDARDS

The Group has adopted the following new and revised HKFRSs for the first time for the current year's financial statements. Except for in certain cases, giving rise to new and revised accounting policies and additional disclosures, the adoption of these new and revised standards and interpretation has had no material effect on these financial statements.

HKAS 21 Amendment	Net Investment in a Foreign Operation
HKAS 27 Amendment	Consolidated and Separate Financial Statements: Amendments as a consequence of the Companies (Amendment) Ordinance 2005
HKAS 39 & HKFRS 4 Amendments	Financial Guarantee Contracts
HKAS 39 Amendment	Cash Flow Hedge Accounting of Forecast Intragroup Transactions
HKAS 39 Amendment	The Fair Value Option
HK(IFRIC)-Int 4	Determining whether an Arrangement contains a Lease

The principal changes in accounting policies are as follows:

(a) HKAS 21 *The Effects of Changes in Foreign Exchange Rates*

Upon the adoption of the HKAS 21 Amendment regarding a net investment in a foreign operation, all exchange differences arising from a monetary item that forms part of the Group's net investment in a foreign operation are recognised in a separate component of equity in the consolidated financial statements irrespective of the currency in which the monetary item is denominated. This change has had no material impact on these financial statements as at 31 December 2006 or 31 December 2005.

(b) HKAS 27 *Consolidated and Separate Financial Statements*

The adoption of the revised HKAS 27 has resulted in a change in accounting policy relating to the definition of a subsidiary for the purpose of the consolidated financial statements as described in note 2.4 "Summary of significant accounting policies" below.

(c) HKAS 39 *Financial instruments: Recognition and Measurement*

(i) Amendment for financial guarantee contracts

This amendment has revised the scope of HKAS 39 to require financial guarantee contracts issued that are not considered insurance contracts, to be recognised initially at fair value and to be remeasured at the higher of the amount determined in accordance with HKAS 37 *Provisions, Contingent Liabilities and Contingent Assets* and the amount initially recognised less, when appropriate, cumulative amortisation recognised in accordance with HKAS 18 *Revenue*. The adoption of this amendment has had no material impact on these financial statements.

2.2 IMPACT OF NEW AND REVISED HONG KONG FINANCIAL REPORTING STANDARDS (CONTINUED)

(c) HKAS 39 *Financial instruments: Recognition and Measurement* (Continued)

(ii) Amendment for the fair value option

This amendment has changed the definition of a financial instrument classified as fair value through profit or loss and has restricted the use of the option to designate any financial asset or any financial liability to be measured at fair value through the income statement. The Group had not previously used this option, and hence the amendment has had no effect on the financial statements.

(iii) Amendment for cash flow hedge accounting of forecast intragroup transactions

This amendment has revised HKAS 39 to permit the foreign currency risk of a highly probable intragroup forecast transaction to qualify as a hedged item in a cash flow hedge, provided that the transaction is denominated in a currency other than the functional currency of the entity entering into that transaction and that the foreign currency risk will affect the consolidated income statement. As the Group currently has no such transactions, the amendment has had no effect on these financial statements.

(d) HK(IFRIC)-Int 4 *Determining whether an Arrangement contains a Lease*

The Group has adopted this interpretation as of 1 January 2006, which provides guidance in determining whether arrangements contain a lease to which lease accounting must be applied. This interpretation has had no material impact on these financial statements.

2.3 IMPACT OF ISSUED BUT NOT YET EFFECTIVE HONG KONG FINANCIAL REPORTING STANDARDS

The Group has not applied the following new and revised HKFRSs, that have been issued but are not yet effective, in these financial statements.

HKAS 1 Amendment	Capital Disclosures
HKFRS 7	Financial Instruments: Disclosures
HKFRS 8	Operating Segments
HK(IFRIC)-Int 7	Applying the Restatement Approach under HKAS 29 *Financial Reporting in Hyperinflationary Economies*
HK(IFRIC)-Int 8	Scope of HKFRS 2
HK(IFRIC)-Int 9	Reassessment of Embedded Derivatives
HK(IFRIC)-Int 10	Interim Financial Reporting and Impairment
HK(IFRIC)-Int 11	HKFRS 2 - Group and Treasury Share Transactions
HK(IFRIC)-Int 12	Service Concession Arrangements

2.3 IMPACT OF ISSUED BUT NOT YET EFFECTIVE HONG KONG FINANCIAL REPORTING STANDARDS (CONTINUED)

The HKAS 1 Amendment shall be applied for annual periods beginning on or after 1 January 2007. The revised standard will affect the disclosures about qualitative information about the Group's objective, policies and processes for managing capital; quantitative data about what the Company regards as capital; and compliance with any capital requirements and the consequences of any non-compliance.

HKFRS 7 shall be applied for annual periods beginning on or after 1 January 2007. The standard requires disclosures that enable users of the financial statements to evaluate the significance of the Group's financial instruments and the nature and extent of risks arising from those financial instruments.

HKFRS 8 shall be applied for annual periods beginning on or after 1 January 2009 and supersede HKAS 14 *Segment Reporting*.

HK(IFRIC)-Int 7, HK(IFRIC)-Int 8, HK(IFRIC)-Int 9, HK(IFRIC)-Int 10, HK(IFRIC)-Int 11 and HK(IFRIC)-Int 12 shall be applied for annual periods beginning on or after 1 March 2006, 1 May 2006, 1 June 2006, 1 November 2006, 1 March 2007 and 1 January 2008, respectively.

The Group is in the process of making an assessment of the impact of these new and revised HKFRSs upon initial application. So far, it has concluded that while the adoption of the HKAS 1 Amendment, HKFRS 7 and HKFRS 8 may result in new or amended disclosures, these new and revised HKFRSs are unlikely to have a significant impact on the Group's results of operations and financial position.

2.4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Subsidiaries

A subsidiary is an entity, in which the Company, directly or indirectly, controls more than half of its voting power or issued share capital or controls the composition of its board of directors; or over which the Company has a contractual right to exercise a dominant influence with respect to that entity's operating and financial policies.

The results of subsidiaries are included in the Company's income statement to the extent of dividends received and receivable. The Company's interests in subsidiaries are stated at cost less any impairment losses.

Joint ventures

A joint venture is an entity set up by contractual arrangement, whereby the Group and other parties undertake an economic activity. The joint venture operates as a separate entity in which the Group and the other parties have an interest.

2.4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Joint ventures (Continued)

The joint venture agreement between the venturers stipulates the capital contributions of the joint venture parties, the duration of the joint venture entity and the basis on which the assets are to be realised upon its dissolution. The profits and losses from the joint venture's operations and any distributions of surplus assets are shared by the venturers, either in proportion to their respective capital contributions, or in accordance with the terms of the joint venture agreement.

A joint venture is treated as:

(a) a subsidiary, if the Group, directly or indirectly, controls more than half of its voting power or issued share capital or controls the composition of its board of directors; or over which the Company has a contractual right to exercise a dominant influence with respect to the joint venture's operating and financial policies;

(b) a jointly-controlled entity, if the Group does not have unilateral control, but has joint control, directly or indirectly, over the joint venture;

(c) an associate, if the Group does not have unilateral or joint control, but holds, directly or indirectly, generally not less than 20% of the joint venture's registered capital and is in a position to exercise significant influence over the joint venture; or

(d) an equity investment accounted for in accordance with HKAS 39, if the Group holds, directly or indirectly, less than 20% of the joint venture's registered capital and has neither joint control of, nor is in a position to exercise significant influence over, the joint venture.

Jointly-controlled entities

A jointly-controlled entity is a joint venture that is subject to joint control, resulting in none of the participating parties having unilateral control over the economic activity of the jointly-controlled entity.

The Group's share of the post-acquisition results and reserves of jointly-controlled entities is included in the consolidated income statement and consolidated reserves, respectively. The Group's interests in jointly-controlled entities are stated in the consolidated balance sheet at the Group's share of net assets under the equity method of accounting, less any impairment losses.

Associates

An associate is an entity, not being a subsidiary or a jointly-controlled entity, in which the Group has a long term interest of generally not less than 20% of the equity voting rights and over which it is in a position to exercise significant influence.

The Group's share of the post-acquisition results and reserves of associates is included in the consolidated income statement and consolidated reserves, respectively. The Group's interests in associates are stated in the consolidated balance sheet at the Group's share of net assets under the equity method of accounting, less any impairment losses.

2.4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Associates (Continued)

The results of associates are included in the Company's income statement to the extent of dividends received and receivable. The Company's interests in associates are treated as non-current assets and are stated at cost less any impairment losses.

Goodwill

Goodwill arising on the acquisition of subsidiaries, associates and jointly-controlled entities represents the excess of the cost of the business combination over the Group's interest in the net fair value of the acquirees' identifiable assets acquired, and liabilities and contingent liabilities assumed as at the date of acquisition.

Goodwill on acquisitions for which the agreement date is on or after 1 January 2005

Goodwill arising on acquisition is recognised in the consolidated balance sheet as an asset, initially measured at cost and subsequently at cost less any accumulated impairment losses. In the case of associates and jointly-controlled entities, goodwill is included in the carrying amount thereof, rather than as a separately identified asset on the consolidated balance sheet.

The carrying amount of goodwill is reviewed for impairment annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired.

For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group's cash-generating units, or groups of cash-generating units, that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the Group are assigned to those units or groups of units. Each unit or group of units to which the goodwill is so allocated:

- represents the lowest level within the Group at which the goodwill is monitored for internal management purposes; and
- is not larger than a segment based on either the Group's primary or the Group's secondary reporting format determined in accordance with HKAS 14 *Segment Reporting*.

Impairment is determined by assessing the recoverable amount of the cash-generating unit (group of cash-generating units), to which the goodwill relates. Where the recoverable amount of the cash-generating unit (group of cash-generating units) is less than the carrying amount, an impairment loss is recognised.

Where goodwill forms part of a cash-generating unit (group of cash-generating units) and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation. Goodwill disposed of in this circumstance is measured based on the relative values of the operation disposed of and the portion of the cash-generating unit retained.

An impairment loss recognised for goodwill is not reversed in a subsequent period.

NOTES TO FINANCIAL STATEMENTS
31 December 2006

2.4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Goodwill (Continued)

Goodwill previously eliminated against consolidated capital reserves

Prior to the adoption of the HKICPA's Statement of Standard Accounting Practice 30 "Business Combinations" ("SSAP 30") in 2001, goodwill arising on acquisition was eliminated against consolidated capital reserves in the year of acquisition. On the adoption of HKFRS 3, such goodwill remains eliminated against consolidated capital reserves and is not recognised in the income statement when all or part of the business to which the goodwill relates is disposed of or when a cash-generating unit to which the goodwill relates becomes impaired.

Impairment of non-financial assets other than goodwill

Where an indication of impairment exists, or when annual impairment testing for an asset is required (other than inventories, financial assets, investment properties and goodwill), the asset's recoverable amount is estimated. An asset's recoverable amount is calculated as the higher of the asset's or cash-generating unit's value in use and its fair value less costs to sell, and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets, in which case, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

An impairment loss is recognised only if the carrying amount of an asset exceeds its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pretax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. An impairment loss is charged to the income statement in the period in which it arises in those expense categories with the function of the impaired asset, unless the asset is carried at a revalued amount, in which case the impairment loss is accounted for in accordance with the relevant accounting policy for that revalued asset.

An assessment is made at each reporting date as to whether there is any indication that previously recognised impairment losses may no longer exist or may have decreased. If such indication exists, the recoverable amount is estimated. A previously recognised impairment loss of an asset other than goodwill and certain financial assets is reversed only if there has been a change in the estimates used to determine the recoverable amount of that asset, however not to an amount higher than the carrying amount that would have been determined (net of any depreciation/ amortisation), had no impairment loss been recognised for the asset in prior years. A reversal of such impairment loss is credited to the income statement in the period in which it arises, unless the asset is carried at a revalued amount, in which case the reversal of the impairment loss is accounted for in accordance with the relevant accounting policy for that revalued asset.

2.4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Related parties

A party is considered to be related to the Group if:

(a) the party, directly or indirectly through one or more intermediaries, (i) controls, is controlled by, or is under common control with, the Group; (ii) has an interest in the Group that gives it significant influence over the Group; or (iii) has joint control over the Group;

(b) the party is an associate;

(c) the party is a jointly-controlled entity;

(d) the party is a member of the key management personnel of the Group or its parent;

(e) the party is a close member of the family of any individual referred to in (a) or (d);

(f) the party is an entity that is controlled, jointly controlled or significantly influenced by or for which significant voting power in such entity resides with, directly or indirectly, any individual referred to in (d) or (e); or

(g) the party is a post-employment benefit plan for the benefit of employees of the Group, or of any entity that is a related party of the Group.

Property, plant and equipment and depreciation

Property, plant and equipment are stated at cost or valuation less accumulated depreciation and any impairment losses. The cost of an item of property, plant and equipment comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditure incurred after items of property, plant and equipment have been put into operation, such as repairs and maintenance, is normally charged to the income statement in the period in which it is incurred. In situations where it can be clearly demonstrated that the expenditure has resulted in an increase in the future economic benefits expected to be obtained from the use of an item of property, plant and equipment, and where the cost of the item can be measured reliably, the expenditure is capitalised as an additional cost of that asset or as a replacement.

Valuations are performed frequently enough to ensure that the fair value of a revalued asset does not differ materially from its carrying amount. Changes in the values of property, plant and equipment are dealt with as movements in the asset revaluation reserve. If the total of this reserve is insufficient to cover a deficit, on an individual asset basis, the excess of the deficit is charged to the income statement. Any subsequent revaluation surplus is credited to the income statement to the extent of the deficit previously charged. On disposal of a revalued asset, the relevant portion of the revaluation reserve realised in respect of previous valuations is transferred to retained profits/accumulated losses as a movement in reserves.

2.4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Property, plant and equipment and depreciation (Continued)

Depreciation is calculated on the straight-line basis to write off the cost or valuation of each item of property, plant and equipment to its residual value over its estimated useful life:

Leasehold land and buildings *(note)*	Over the remaining lease terms
Resort and recreational club properties	Over the remaining lease terms
Leasehold improvements	Over the shorter of the remaining lease terms and 5 to 6 years
Furniture, fixtures and equipment	2 to 7 years
Communications equipment	6 years
Motor vehicles	3 to 5 years

Note: These represent buildings situated on leasehold land where the fair values of the leasehold interests in the land and buildings elements cannot be separated reliably at the inception of the respective leases.

Where parts of an item of property, plant and equipment have different useful lives, the cost or valuation of that item is allocated on a reasonable basis among the parts and each part is depreciated separately.

Residual values, useful lives and the depreciation method are reviewed, and adjusted if appropriate, at each balance sheet date.

An item of property, plant and equipment is derecognised upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss on disposal or retirement recognised in the income statement in the year the asset is derecognised is the difference between the net sales proceeds and the carrying amount of the relevant asset.

Investment properties

Investment properties are interests in land and buildings (including the leasehold interest under an operating lease for a property which would otherwise meet the definition of an investment property) held to earn rental income and/or for capital appreciation, rather than for use in the production or supply of goods or services or for administrative purposes; or for sale in the ordinary course of business. Such properties are measured initially at cost, including transaction costs. Subsequent to initial recognition, investment properties are stated at fair value, which reflects market conditions at the balance sheet date.

Gains or losses arising from changes in the fair values of investment properties are included in the income statement in the year in which they arise.

Any gains or losses on the retirement or disposal of an investment property are recognised in the income statement in the year of the retirement or disposal.

2.4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Leases

Leases that transfer substantially all the rewards and risks of ownership of assets to the Group, other than legal title, are accounted for as finance leases. At the inception of a finance lease, the cost of the leased asset is capitalised at the present value of the minimum lease payments and recorded together with the obligation, excluding the interest element, to reflect the purchase and financing. Assets held under capitalised finance leases are included in property, plant and equipment, and depreciated over the shorter of the lease terms and the estimated useful lives of the assets. The finance costs of such leases are charged to the income statement so as to provide a constant periodic rate of charge over the lease terms.

Assets acquired through hire purchase contracts of a financing nature are accounted for as finance leases, but are depreciated over their estimated useful lives.

Leases where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. Where the Group is the lessor, assets leased by the Group under operating leases are included in non-current assets, and rentals receivable under the operating leases are credited to the income statement on the straight-line basis over the lease terms. Where the Group is the lessee, rentals payable under the operating leases net of any incentives received from the lessor are charged to the income statement on the straight-line basis over the lease terms. Contingent rentals are charged to the income statement for the period in which they are incurred.

Prepaid land premiums under operating leases are initially stated at cost and subsequently recognised on the straight-line basis over the lease terms. When the lease payments cannot be allocated reliably between the land and buildings elements, the entire lease payments are included in the cost of the land and buildings as a finance lease in property, plant and equipment.

Investments and other financial assets

Financial assets in the scope of HKAS 39 are classified as financial assets at fair value through profit or loss, loans and receivables, and available-for-sale financial assets, as appropriate. When financial assets are recognised initially, they are measured at fair value, plus, in the case of investments not at fair value through profit or loss, directly attributable transaction costs. The Group considers whether a contract contains an embedded derivative when the Group first becomes a party to it. The embedded derivatives are separated from the host contract which is not measured at fair value through profit or loss when the analysis shows that the economic characteristics and risks of embedded derivatives are not closely related to those of the host contract.

The Group determines the classification of its financial assets after initial recognition and, where allowed and appropriate, re-evaluates this designation at the balance sheet date.

All regular way purchases and sales of financial assets are recognised on the trade date, that is, the date that the Group commits to purchase or sell the asset. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the period generally established by regulation or convention in the marketplace.



NOTES TO FINANCIAL STATEMENTS
31 December 2006

2.4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Investments and other financial assets (Continued)

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss include financial assets held for trading. Financial assets are classified as held for trading if they are acquired for the purpose of sale in the near term. Derivatives are also classified as held for trading unless they are designated as effective hedging instruments. Gains or losses on investments held for trading are recognised in the income statement.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are subsequently carried at amortised cost using the effective interest method. Amortised cost is calculated taking into account any discount or premium on acquisition and includes fees that are an integral part of the effective interest rate and transaction costs. Gains and losses are recognised in the income statement when the loans and receivables are derecognised or impaired, as well as through the amortisation process.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets in listed and unlisted equity securities that are designated as available for sale or are not classified in any of the other two categories. After initial recognition, available-for-sale financial assets are measured at fair value, with gains or losses recognised as a separate component of equity until the investment is derecognised or until the investment is determined to be impaired, at which time the cumulative gain or loss previously reported in equity is included in the income statement.

When the fair value of unlisted equity securities cannot be reliably measured because (a) the variability in the range of reasonable fair value estimates is significant for that investment or (b) the probabilities of the various estimates within the range cannot be reasonably assessed and used in estimating fair value, such securities are stated at cost less any impairment losses.

Fair value

The fair value of investments that are actively traded in organised financial markets is determined by reference to quoted market bid prices at the close of business on the balance sheet date. For investments where there is no active market, fair value is determined using valuation techniques. Such techniques include using recent arm's length market transactions; reference to the current market value of another instrument which is substantially the same; a discounted cash flow analysis; and other valuation models.

2.4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Impairment of financial assets

The Group assesses at each balance sheet date whether there is any objective evidence that a financial asset or a group of financial assets is impaired.

Assets carried at amortised cost

If there is objective evidence that an impairment loss on loans and receivables carried at amortised cost has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset's original effective interest rate (i.e., the effective interest rate computed at initial recognition). The carrying amount of the asset is reduced either directly or through the use of an allowance account. The amount of the impairment loss is recognised in the income statement.

The Group first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant, and individually or collectively for financial assets that are not individually significant. If it is determined that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, the asset is included in a group of financial assets with similar credit risk characteristics and that group is collectively assessed for impairment. Assets that are individually assessed for impairment and for which an impairment loss is or continues to be recognised are not included in a collective assessment of impairment.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognised, the previously recognised impairment loss is reversed. Any subsequent reversal of an impairment loss is recognised in the income statement, to the extent that the carrying value of the asset does not exceed its amortised cost at the reversal date.

In relation to trade receivables, a provision for impairment is made when there is objective evidence (such as the probability of insolvency or significant financial difficulties of the debtor) that the Group will not be able to collect all of the amounts due under the original terms of an invoice. The carrying amount of the receivables is reduced through the use of an allowance account. Impaired debts are derecognised when they are assessed as uncollectible.

Assets carried at cost

If there is objective evidence that an impairment loss on an unquoted equity instrument that is not carried at fair value because its fair value cannot be reliably measured has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset. Impairment losses on these assets are not reversed.

2.4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Impairment of financial assets (Continued)

Available-for-sale financial assets

If an available-for-sale asset is impaired, an amount comprising the difference between its cost (net of any principal payment and amortisation) and its current fair value, less any impairment loss previously recognised in the income statement, is transferred from equity to the income statement. Impairment losses on equity instruments classified as available for sale are not reversed through the income statement.

Derecognition of financial assets

A financial asset (or, where applicable, a part of a financial asset or a part of a group of similar financial assets) is derecognised where:

- the rights to receive cash flows from the asset have expired;
- the Group retains the rights to receive cash flows from the asset, but has assumed an obligation to pay them in full without material delay to a third party under a "pass-through" arrangement; or
- the Group has transferred its rights to receive cash flows from the asset and either (a) has transferred substantially all the risks and rewards of the asset, or (b) has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

Where the Group has transferred its rights to receive cash flows from an asset and has neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, the asset is recognised to the extent of the Group's continuing involvement in the asset. Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Group could be required to repay.

Where continuing involvement takes the form of a written and/or purchased option (including a cash-settled option or similar provision) on the transferred asset, the extent of the Group's continuing involvement is the amount of the transferred asset that the Group may repurchase, except in the case of a written put option (including a cash-settled option or similar provision) on an asset measured at fair value, where the extent of the Group's continuing involvement is limited to the lower of the fair value of the transferred asset and the option exercise price.

2.4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Financial liabilities at amortised cost (including interest-bearing loans and borrowings)

Financial liabilities including trade and bills payables, other payables and accruals and interest-bearing loans and borrowings are initially stated at fair value less directly attributable transaction costs and are subsequently measured at amortised cost, using the effective interest method unless the effect of discounting would be immaterial, in which case they are stated at cost.

Gains and losses are recognised in the income statement when the liabilities are derecognised as well as through the amortisation process.

Financial guarantee contracts

Financial guarantee contracts in the scope of HKAS 39 are accounted for as financial liabilities. A financial guarantee contract is recognised initially at its fair value plus transaction costs that are directly attributable to the acquisition or issue of the financial guarantee contract, except when such contact is recognised at fair value through profit or loss. Subsequent to initial recognition, the Group measures the financial guarantee contract at the higher of: (i) the amount determined in accordance with HKAS 37 *Provisions, Contingent Liabilities and Contingent Assets*; and (ii) the amount initially recognised less, when appropriate, cumulative amortisation recognised in accordance with HKAS 18 *Revenue*.

Derecognition of financial liabilities

A financial liability is derecognised when the obligation under the liability is discharged or cancelled or expires.

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and a recognition of a new liability, and the difference between the respective carrying amounts is recognised in the income statement.

Derivative financial instruments and hedging

The Group uses derivative financial instruments such as foreign exchange option contracts to hedge its risks associated with foreign currency fluctuations. Such derivative financial instruments are initially recognised at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at fair value. Derivatives are carried as assets when the fair value is positive and as liabilities when the fair value is negative.

Any gains or losses arising from changes in fair value on derivatives that do not qualify for hedge accounting are taken directly to the income statement.

The fair value of foreign exchange option contracts is calculated by reference to current forward exchange rates for contracts with similar maturity profiles.



2.4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is determined on the first-in, first-out basis or the actual basis, and comprises invoiced value of purchases, and where applicable, freight, insurance and delivery charges. Net realisable value is based on estimated selling prices less any estimated costs to be incurred to make the sale.

Cash and cash equivalents

For the purpose of the consolidated cash flow statement, cash and cash equivalents comprise cash on hand and demand deposits, and short term highly liquid investments which are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, and have a short maturity of generally within three months when acquired, less bank overdrafts which are repayable on demand and form an integral part of the Group's cash management.

For the purpose of the balance sheets, cash and cash equivalents comprise cash on hand and at banks, including term deposits, which are not restricted as to use.

Provisions

A provision is recognised when a present obligation (legal or constructive) has arisen as a result of a past event and it is probable that a future outflow of resources will be required to settle the obligation, provided that a reliable estimate can be made of the amount of the obligation.

When the effect of discounting is material, the amount recognised for a provision is the present value at the balance sheet date of the future expenditures expected to be required to settle the obligation. The increase in the discounted present value amount arising from the passage of time is included in finance costs in the income statement.

Income tax

Income tax comprises current and deferred tax. Income tax is recognised in the income statement, or in equity if it relates to items that are recognised in the same or a different period directly in equity.

Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities.

Deferred tax is provided, using the liability method, on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

2.4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income tax (Continued)

Deferred tax liabilities are recognised for all taxable temporary differences, except:

- where the deferred tax liability arises from goodwill or the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and
- in respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets are recognised for all deductible temporary differences, carryforward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carryforward of unused tax credits and unused tax losses can be utilised except:

- where the deferred tax asset relating to the deductible temporary differences arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and
- in respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred tax assets are only recognised to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilised.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised. Conversely, previously unrecognised deferred tax assets are reassessed at each balance sheet date and are recognised to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Deferred tax assets and deferred tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

2.4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue recognition

Revenue is recognised when it is probable that the economic benefits will flow to the Group and when the revenue can be measured reliably, on the following bases:

(a) Wholesale and retail of fashion wear and accessories

Revenue from the sale of fashion wear and accessories is recognised when the significant risks and rewards of ownership have been transferred to the buyer, provided that the Group maintains neither managerial involvement to the degree usually associated with ownership, nor effective control over the goods sold.

(b) Telecommunications operations

Telecommunications operations include the provision of telecommunications services and the marketing and distribution of network cards.

Provision of telecommunications services

Revenue from the provision of telecommunications services, comprising proprietary services and carrier operations, is recognised when the services are rendered on the basis of traffic statistics agreed with international telecommunications carriers to the extent of the amounts expected to be received.

Marketing and distribution of network cards

Revenue from the marketing and distribution of network cards is recognised when the services are rendered and the Group's right to receive payment has been established.

(c) Resort and recreational club operations

Entrance fee income is recognised when the application for club membership is accepted and no significant uncertainty as to collectability exists. Annual subscription fee income is recognised over the relevant period of the membership. Revenue from the provision of resort and club facilities, catering and other services is recognised when goods are delivered or services are rendered.

(d) Dividend income

Dividend income is recognised when the shareholders' right to receive payment has been established.

2.4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue recognition (Continued)

(e) Interest income

Interest income is recognised on an accrual basis using the effective interest method by applying the rate that discounts the estimated future cash receipts through the expected life of the financial instrument to the net carrying amount of the financial asset.

(f) Rental income

Rental income is recognised on a time proportion basis over the lease terms, except where an alternative basis is more representative of the pattern of benefits to be derived from the leased asset. Contingent rental is recognised to the income statement for the period in which it is earned.

(g) Consultancy, management and other services

Revenue from the provision of consultancy, management and other services is recognised when the relevant services have been provided and the Group's right to receive payment has been established.

Employee benefits

Paid leave carried forward

The Group provides paid annual leave to its employees under their employment contracts. Under certain circumstances, such leave which remains untaken as at the balance sheet date is permitted to be carried forward and utilised by the respective employees in the following year. An accrual is made at the balance sheet date for the expected future cost of such paid leave earned during the year by the employees and carried forward.

Employment Ordinance long service payments

Certain of the Group's employees have completed the required number of years of service to the Group in order to be eligible for long service payments under the Hong Kong Employment Ordinance in the event of the termination of their employment. The Group is liable to make such payments in the event that such a termination of employment meets the circumstances specified in the Employment Ordinance.

A provision is recognised in respect of the probable future long service payments expected to be made. The provision is based on the best estimate of the probable future payments which have been earned by the employees from their service to the Group to the balance sheet date.

NOTES TO FINANCIAL STATEMENTS
31 December 2006

2.4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Employee benefits (Continued)

Employment Ordinance long service payments (Continued)

A contingent liability is disclosed in respect of possible future long service payments to employees, as a number of current employees have achieved the required number of years of service to the Group, up to the balance sheet date, in order to be eligible for long service payments under the Employment Ordinance if their employment is terminated in the circumstances specified. A provision has not been recognised in respect of such possible payments, as it is not considered probable that the situation will result in a material future outflow of resources from the Group.

Pension schemes

The Group operates a defined contribution Mandatory Provident Fund retirement benefits scheme (the "MPF Scheme") under the Mandatory Provident Fund Schemes Ordinance, for those employees who are eligible to participate in the MPF Scheme. Contributions are made based on a percentage of the employees' basic salaries and are charged to the income statement as they become payable in accordance with the rules of the MPF Scheme. The assets of the MPF Scheme are held separately from those of the Group in an independently administered fund. The Group's employer contributions vest fully with the employees when contributed into the MPF Scheme.

In parallel with the MPF Scheme, the Group also operates separate defined contribution retirement benefits schemes under the Occupational Retirement Schemes Ordinance for those employees who are eligible to participate. These separate schemes operate in a similar way to the MPF Scheme, except that when an employee leaves the schemes before his/her interest in the Group's employer contributions vesting fully, the ongoing contributions payable by the Group will be reduced by the relevant amount of the forfeited employer contributions.

Share-based payment transactions

The Company operates a share option scheme for the purpose of providing incentives and rewards to eligible participants who contribute to the success of the Group's operations. Employees (including executive directors) of the Group receive remuneration in the form of share-based payment transactions, whereby employees render services as consideration for equity instruments ("equity-settled transactions").

The cost of equity-settled transactions with employees is measured by reference to the fair value at the date at which they are granted. The fair value is determined by using a generally accepted option pricing model. In valuing equity-settled transactions, no account is taken of any performance conditions, other than conditions linked to the price of the shares of the Company ("market conditions"), if applicable.



2.4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Employee benefits (Continued)

Share-based payment transactions (Continued)

The cost of equity-settled transactions is recognised, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award (the "vesting date"). The cumulative expense recognised for equity-settled transactions at each balance sheet date until the vesting date reflects the extent to which the vesting period has expired and the Group's best estimate of the number of equity instruments that will ultimately vest. The charge or credit to the income statement for a period represents the movement in the cumulative expense recognised as at the beginning and end of that period.

No expense is recognised for awards that do not ultimately vest, except for awards where vesting is conditional upon a market condition, which are treated as vesting irrespective of whether or not the market condition is satisfied, provided that all other performance conditions are satisfied.

Where the terms of an equity-settled award are modified, as a minimum an expense is recognised as if the terms had not been modified. In addition, an expense is recognised for any modification, which increases the total fair value of the share-based payment arrangement, or is otherwise beneficial to the employee as measured at the date of modification.

Where an equity-settled award is cancelled, it is treated as if it had vested on the date of cancellation, and any expense not yet recognised for the award is recognised immediately. However, if a new award is substituted for the cancelled award, and designated as a replacement award on the date that it is granted, the cancelled and new awards are treated as if they were a modification of the original award, as described in the previous paragraph.

The dilutive effect of outstanding options is reflected as additional share dilution in the computation of earnings per share.

The Group has adopted the transitional provisions of HKFRS 2 in respect of equity-settled awards and has applied HKFRS 2 only to equity-settled awards granted after 7 November 2002 that had not vested by 1 January 2005 and to those granted on or after 1 January 2005.

Borrowing costs

Borrowing costs are recognised as expenses in the income statement in the period in which they are incurred.

2.4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Foreign currencies

These financial statements are presented in Hong Kong dollars, which is the Company's functional and presentation currency. Each entity in the Group determines its own functional currency and items included in the financial statements of each entity are measured using that functional currency. Foreign currency transactions are initially recorded using the functional currency rates ruling at the date of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated at the functional currency rates of exchange ruling at the balance sheet date. All differences are taken to the income statement. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined.

The functional currencies of certain overseas subsidiaries, jointly-controlled entities and associates are currencies other than the Hong Kong dollar. As at the balance sheet date, the assets and liabilities of these entities are translated into the presentation currency of the Company at exchange rates ruling at the balance sheet date, and their income statements are translated into Hong Kong dollars at the weighted average exchange rates for the year. The resulting exchange differences are included in the exchange fluctuation reserve. On disposal of a foreign entity, the deferred cumulative amount recognised in equity relating to that particular foreign operation is recognised in the income statement.

For the purpose of the consolidated cash flow statement, the cash flows of overseas subsidiaries are translated into Hong Kong dollars at the exchange rates ruling at the dates of the cash flows. Frequently recurring cash flows of overseas subsidiaries which arise throughout the year are translated into Hong Kong dollars at the weighted average exchange rates for the year.

3. SIGNIFICANT ACCOUNTING JUDGEMENTS AND ESTIMATES

Judgements

In the process of applying the Group's accounting policies, management has made the following judgements, apart from those involving estimations, which have the most significant effect on the amounts recognised in the financial statements:

Operating lease commitments - Group as lessor

The Group has entered into commercial property leases on certain of its investment property portfolio. The Group has determined that it retains all the significant risks and rewards of ownership of these properties which are leased out on operating leases.

3. SIGNIFICANT ACCOUNTING JUDGEMENTS AND ESTIMATES (CONTINUED)

Judgements (Continued)

Classification between investment properties and owner-occupied properties

The Group determines whether a property qualifies as an investment property and has developed criteria in making that judgement. Investment property is a property held to earn rentals or for capital appreciation or both. Therefore, the Group considers whether a property generates cash flows largely independently of the other assets held by the Group.

Judgement is made on an individual property basis to determine whether ancillary services are so significant that a property does not qualify as an investment property.

Estimation uncertainty

The key assumptions concerning the future and other key sources of estimation uncertainty at the balance sheet date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are discussed below:

Impairment of goodwill

The key assumptions used for impairment assessment for goodwill are included in note 16 to the financial statements.

Estimation of fair value of investment properties

In the absence of current prices in an active market for similar properties, the Group considers information from a variety of sources, including:

(a) current prices in an active market for properties of a different nature, condition or location (or subject to different leases or other contracts), adjusted to reflect those differences;

(b) recent prices of similar properties on less active markets, with adjustments to reflect any changes in economic conditions since the date of the transactions that occurred at those prices; and

(c) discounted cash flow projections based on reliable estimates of future cash flows, supported by the terms of any existing lease and other contracts and (when possible) by external evidence such as current market rents for similar properties in the same location and condition, and using discount rates that reflect current market assessments of the uncertainty in the amount and timing of the cash flows.

The principal assumptions for the Group's estimation of the fair value include those related to current market rents for similar properties in the same location and condition, appropriate discount rates, expected future market rents and future maintenance costs.

The aggregate carrying amount of the Group's investment properties at 31 December 2006 was HK$123,900,000 (2005: HK$109,700,000).

NOTES TO FINANCIAL STATEMENTS
31 December 2006

4. SEGMENT INFORMATION

Segment information is presented by way of two segment formats: (i) on a primary segment reporting basis, by business segment; and (ii) on a secondary segment reporting basis, by geographical segment.

The Group's operating businesses are structured and managed separately according to the nature of their operations and the products and services they provide. Each of the Group's business segments represents a strategic business unit that offers products and services which are subject to risks and returns that are different from those of the other business segments. Summary details of the business segments are as follows:

Business segments	**Nature of operations**
Wholesale and retail of fashion wear and accessories	The trading of fashion wear and accessories
Telecommunications operations	The provision of telecommunications services and the marketing and distribution of network cards
Resort and recreational club operations	The provision of resort and recreational facilities and catering services
Investments and treasury	Treasury operations and the holding and trading of investments for short term and long term investment returns

In determining the Group's geographical segments, revenues are attributed to the segments based on the location of the customers, and assets are attributed to the segments based on the location of the assets.

Intersegment sales and transfers are transacted with reference to the selling prices used for sales made to third parties at the then prevailing market prices.

4. SEGMENT INFORMATION (CONTINUED)

(a) Business segments

The following tables present revenue, profit and certain asset, liability and expenditure information for the Group's business segments for the years ended 31 December 2006 and 2005.

Group

	Wholesale and retail of fashion wear and accessories		Telecom-munications operations		Resort and recreational club operations		Investments and treasury		Consolidated	
	2006	2005	**2006**	2005	**2006**	2005	**2006**	2005	**2006**	2005
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*	***HK$'000***	*HK$'000*	***HK$'000***	*HK$'000*	***HK$'000***	*HK$'000*
Segment revenue:										
Sales to external customers	**174,710**	195,467	**2,985**	4,630	**19,268**	19,127	**30,243**	23,312	**227,206**	242,536
Other revenue	**2,202**	4,802	**7**	583	**2,370**	371	**524**	103	**5,103**	5,859
Total	**176,912**	200,269	**2,992**	5,213	**21,638**	19,498	**30,767**	23,415	**232,309**	248,395
Segment results	**(11,039)**	10,662	**(3,397)**	5,360	**3,725**	(113)	**11,618**	(906)	**907**	15,003
Unallocated expenses									**(2,041)**	(2,598)
Fair value change/ write-back of deficits on revaluation of:										
Investment properties	**–**	–	**–**	–	**8,782**	3,285	**1,200**	500	**9,982**	3,785
Resort and recreational club properties	**–**	–	**–**	–	**2,563**	2,612	**–**	–	**2,563**	2,612
Finance costs									**(1,077)**	(969)
Share of profits and losses of associates	**–**	–	**–**	–	**(4,571)**	(4,019)	**1,719**	1,136	**(2,852)**	(2,883)
Profit before tax									**7,482**	14,950
Tax									**–**	43
Profit for the year									**7,482**	14,993

NOTES TO FINANCIAL STATEMENTS
31 December 2006

4. SEGMENT INFORMATION (CONTINUED)

(a) Business segments (Continued)

Group (Continued)

	Wholesale and retail of fashion wear and accessories		Telecom-munications operations		Resort and recreational club operations		Investments and treasury		Consolidated	
	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Segment assets	97,568	97,748	18,280	15,544	190,637	175,230	704,035	719,969	1,010,520	1,008,491
Interests in associates and jointly-controlled entities	–	–	–	–	8,942	8,067	11,569	9,281	20,511	17,348
Total assets									1,031,031	1,025,839
Segment liabilities	14,464	10,565	23,141	32,237	45,970	47,719	3,068	6,204	86,643	96,725
Unallocated liabilities									14,971	9,772
Total liabilities									101,614	106,497
Other segment information:										
Depreciation and amortisation	7,028	5,727	107	300	1,781	1,765	105	80	9,021	7,872
Impairment losses recognised in the income statement	–	–	–	242	–	–	–	783	–	1,025
Write-back of accrued payables	–	–	8,060	17,339	–	–	–	–	8,060	17,339
Write-back of provision for loans to a then associate	–	(4,095)	–	–	–	–	–	–	–	(4,095)
Other non-cash expenses	–	–	26	–	40	–	12,038	15,159	12,104	15,159
Capital expenditure on:										
Property, plant and equipment	8,393	8,402	10	221	322	64	345	–	9,070	8,687
Investment properties	–	–	–	–	18	7,721	–	–	18	7,721
Surplus on revaluation of leasehold land and buildings recognised directly in equity	1,007	1,732	–	–	–	–	–	–	1,007	1,732

4. SEGMENT INFORMATION (CONTINUED)

(b) Geographical segments

The following table presents revenue and certain asset and expenditure information for the Group's geographical segments for the years ended 31 December 2006 and 2005.

Group

	Hong Kong		Mainland China		Other Asia Pacific regions		Others		Consolidated	
	2006	2005	**2006**	2005	**2006**	2005	**2006**	2005	**2006**	2005
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*	***HK$'000***	*HK$'000*	***HK$'000***	*HK$'000*	***HK$'000***	*HK$'000*
Segment revenue:										
Sales to external customers	**224,132**	237,809	**3,070**	3,675	**4**	629	**—**	423	**227,206**	242,536
Other segment information:										
Segment assets	**843,390**	853,901	**155,991**	139,790	**30,706**	31,078	**944**	1,070	**1,031,031**	1,025,839
Capital expenditure on:										
Property, plant and equipment	**9,060**	8,466	**10**	57	**—**	164	**—**	—	**9,070**	8,687
Investment properties	**—**	—	**18**	7,721	**—**	—	**—**	—	**18**	7,721

5. REVENUE, OTHER INCOME AND GAINS

The principal activities of the Group are the wholesale and retail of fashion wear and accessories, telecommunications operations, resort and recreational club operations, and investment and treasury operations. An analysis of revenue (which is also the Group's turnover), other income and gains is as follows:

	2006	2005
	HK$'000	*HK$'000*
Revenue		
Wholesale and retail of fashion wear and accessories	**174,710**	195,467
Telecommunications operations	**2,985**	4,630
Resort and recreational club operations	**19,268**	19,127
Dividend income from listed investments	**4,765**	4,182
Interest income	**25,478**	19,130
	227,206	242,536
Other income and gains		
Rental income	**455**	529
Management fees	**1,833**	3,463
Others	**2,815**	1,867
	5,103	5,859

6. PROFIT BEFORE TAX

The Group's profit before tax is arrived at after charging/(crediting):

	Notes	**2006**	2005
		HK$'000	*HK$'000*
Cost of inventories sold		**97,272**	108,109
Depreciation*	13	**8,944**	7,795
Auditors' remuneration		**1,565**	1,618
Amortisation of deferred revenue		**(1,852)**	(400)
Recognition of prepaid land premiums*	15	**77**	77
Operating lease payments for land and buildings:			
Minimum lease payments		**36,307**	34,079
Contingent rentals		**1,854**	2,877
Write-back of provision for loans to a then associate*		**—**	(4,095)
Impairment of other receivables*		**4,480**	1,936
Write-back of accrued payables*		**(8,060)**	(17,339)
Fair value losses/(gains), net:			
Available-for-sale investments (transfer from equity)*		**—**	783
Equity investments at fair value through profit or loss*		**757**	4,169
Derivative instruments - transactions not qualifying as hedges*		**(104)**	—
Impairment of items of property, plant and equipment*	13	**—**	242
Loss/(gain) on disposal of items of property, plant and equipment*		**66**	(29)
Net rental income		**(449)**	(21)
Staff costs (including directors' remunerations (note 8)):			
Salaries, wages and other benefits		**56,013**	58,295
Pension scheme contributions under defined contribution schemes, net of forfeited contributions of HK$48,000 (2005: HK$40,000)**		**1,963**	1,994
		57,976	60,289

NOTES TO FINANCIAL STATEMENTS
31 December 2006

6. PROFIT BEFORE TAX (CONTINUED)

The Group's profit before tax is arrived at after charging/(crediting):

	Notes	**2006**	2005
		HK$'000	*HK$'000*
Exchange gains, net*		**(8,791)**	(8,637)
Fair value change/write-back of deficits on revaluation:			
Investment properties	14	**(9,982)**	(3,785)
Resort and recreational club properties	13	**(2,563)**	(2,612)
		(12,545)	(6,397)

* The balances are included in "Other operating income, net" on the face of the consolidated income statement.

** At 31 December 2006, the Group had no forfeited contributions available to reduce its contributions to the pension schemes in future years (2005: Nil).

7. FINANCE COSTS

	Group	
	2006	2005
	HK$'000	*HK$'000*
Interest on bank loans and overdrafts wholly repayable within five years	**704**	597
Interest on a finance lease	**14**	10
Accretion of interest on debentures	**359**	362
	1,077	969

8. DIRECTORS' REMUNERATION

Directors' remuneration for the year, disclosed pursuant to the Listing Rules and Section 161 of the Hong Kong Companies Ordinance, is as follows:

	Group	
	2006	2005
	HK$'000	*HK$'000*
Fees	**400**	400
Other emoluments:		
Salaries, allowances and benefits in kind	**5,806**	5,806
Pension scheme contributions	**36**	36
Performance related bonuses	**117**	107
	5,959	5,949
	6,359	6,349

No share options or any other forms of share-based payments were granted to directors during the year (2005: Nil).

(a) Independent non-executive directors

The fees paid to independent non-executive directors during the year were as follows:

	2006	2005
	HK$'000	*HK$'000*
Dr. Cecil Sze Tsung CHAO	**20**	20
Dr. Jen CHEN	**20**	20
Mr. Ian Grant ROBINSON	**240**	240
	280	280

There were no other emoluments payable to the independent non-executive directors during the year (2005: Nil).

NOTES TO FINANCIAL STATEMENTS
31 December 2006

8. DIRECTORS' REMUNERATION (CONTINUED)

(b) Executive directors and a non-executive director

	Fees	Salaries, allowances and benefits in kind	Pension scheme contributions	Performance related bonuses	Total remuneration
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
2006					
Executive directors:					
Mr. Joseph Wing Kong LEUNG	**40**	**288**	**12**	**12**	**352**
Mr. James C. NG	**20**	**3,958**	**12**	**—**	**3,990**
Mr. Derek Wai Choi LEUNG	**20**	**—**	**—**	**—**	**20**
Mr. Wing Tung YEUNG	**20**	**1,560**	**12**	**105**	**1,697**
	100	**5,806**	**36**	**117**	**6,059**
Non-executive director:					
Mr. Raymond Wai Pun LAU	**20**	**—**	**—**	**—**	**20**
	120	**5,806**	**36**	**117**	**6,079**
2005					
Executive directors:					
Mr. Joseph Wing Kong LEUNG	40	288	12	12	352
Mr. James C. NG	20	3,958	12	—	3,990
Mr. Derek Wai Choi LEUNG	20	—	—	—	20
Mr. Wing Tung YEUNG	20	1,560	12	95	1,687
	100	5,806	36	107	6,049
Non-executive director:					
Mr. Raymond Wai Pun LAU	20	—	—	—	20
	120	5,806	36	107	6,069

There was no arrangement under which a director waived or agreed to waive any remuneration during the year.

9. FIVE HIGHEST PAID EMPLOYEES

The five highest paid employees during the year included two (2005: two) directors, details of whose remuneration are set out in note 8 above. Details of the remuneration of the remaining three (2005: three) non-director, highest paid employees for the year are as follows:

	Group	
	2006	2005
	HK$'000	*HK$'000*
Salaries, allowances and benefits in kind	**4,492**	4,805
Pension scheme contributions	**144**	144
	4,636	4,949

The number of non-director, highest paid employees whose remuneration fell within the following bands is as follows:

	Number of employees	
	2006	2005
Nil to HK$1,000,000	**2**	1
HK$1,000,001 to HK$1,500,000	**—**	1
HK$2,500,001 to HK$3,000,000	**1**	1
	3	3

No share options or any other forms of share-based payments were granted to the five highest paid employees during the year (2005: Nil).

10. TAX

No provision for Hong Kong profits tax and overseas income tax has been made for the year ended 31 December 2006 (2005: Nil) as the Company and its subsidiaries either did not generate any assessable profits for the year or have available tax losses brought forward from prior years to offset against any assessable profits generated during the year.

	2006	2005
	HK$'000	*HK$'000*
Group:		
Current - Hong Kong		
Underprovision in prior years	**—**	7
Current - Overseas		
Overprovision in prior years	**—**	(50)
Total tax credit for the year	**—**	(43)

A reconciliation of the tax expense applicable to profit before tax using the applicable rate for the countries/jurisdictions in which the Company and its subsidiaries are domiciled to the credit at the effective tax rate, and a reconciliation of the applicable rate to the effective tax rate, are as follows:

	Group			
	2006		2005	
	HK$'000	**%**	*HK$'000*	%
Profit before tax	**7,482**		14,950	
Tax charge at the applicable tax rate	**1,716**	**22.9**	3,279	21.9
Income not subject to tax	**(7,970)**	**(106.5)**	(6,200)	(41.5)
Expenses not deductible for tax	**3,749**	**50.1**	5,233	35.0
Tax losses not recognised	**3,723**	**49.8**	(825)	(5.5)
Net overprovision in prior years	**—**	**—**	(43)	(0.3)
Tax losses utilised from previous periods	**(1,218)**	**(16.3)**	(1,487)	(9.9)
Tax credit at the Group's effective rate	**—**	**—**	(43)	(0.3)

11. PROFIT ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY

The consolidated profit attributable to equity holders of the Company for the year ended 31 December 2006 includes a profit of HK$21,163,000 (2005: HK$6,576,000) which has been dealt with in the financial statements of the Company (note 34(b)).

12. EARNINGS PER SHARE ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF THE COMPANY

The calculation of basic earnings per share amount is based on the profit for the year attributable to ordinary equity holders of the Company of HK$12,047,000 (2005: HK$10,923,000), and the weighted average number of ordinary shares in issue during the year of 1,650,658,676 (2005: 1,650,658,676).

Diluted earnings per share amounts for the years ended 31 December 2006 and 2005 have not been disclosed as no diluting events existed during these years.

13. PROPERTY, PLANT AND EQUIPMENT

Group

	Leasehold land and buildings HK$'000	Resort and recreational club properties HK$'000	Leasehold improvements HK$'000	Furniture, fixtures and equipment HK$'000	Communications equipment HK$'000	Motor vehicles HK$'000	Total HK$'000
31 December 2006							
Cost or valuation:							
At beginning of year	8,500	61,200	1,678	45,022	37,565	3,535	157,500
Additions	—	—	183	8,887	—	—	9,070
Disposals	—	—	—	(6,038)	(13)	(69)	(6,120)
Surplus on revaluation	1,678	2,563	—	—	—	—	4,241
Elimination of accumulated depreciation	(978)	(1,463)	—	—	—	—	(2,441)
Exchange realignment	—	—	14	88	—	27	129
At 31 December 2006	9,200	62,300	1,875	47,959	37,552	3,493	162,379
Analysis of cost or valuation:							
At cost	—	—	1,875	47,959	37,552	3,493	90,879
At 31 December 2006 valuation	9,200	62,300	—	—	—	—	71,500
	9,200	62,300	1,875	47,959	37,552	3,493	162,379
Accumulated depreciation and impairment:							
At beginning of year	—	—	1,558	35,193	37,565	2,858	77,174
Depreciation provided during the year	978	1,463	95	6,260	—	148	8,944
Write-back on revaluation	(978)	(1,463)	—	—	—	—	(2,441)
Disposals	—	—	—	(6,005)	(13)	(30)	(6,048)
Exchange realignment	—	—	9	84	—	19	112
At 31 December 2006	—	—	1,662	35,532	37,552	2,995	77,741
Net book value:							
At 31 December 2006	**9,200**	**62,300**	**213**	**12,427**	**—**	**498**	**84,638**



13. PROPERTY, PLANT AND EQUIPMENT (CONTINUED)

Group

	Leasehold land and buildings	Resort and recreational club properties	Leasehold improvements	Furniture, fixtures and equipment	Communications equipment	Motor vehicles	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
31 December 2005							
Cost or valuation:							
At beginning of year	6,200	60,000	1,671	39,422	37,565	4,265	149,123
Additions	—	—	—	8,221	—	466	8,687
Disposals	—	—	—	(2,602)	—	(1,203)	(3,805)
Surplus on revaluation	2,887	2,612	—	—	—	—	5,499
Elimination of accumulated depreciation	(587)	(1,412)	—	—	—	—	(1,999)
Exchange realignment	—	—	7	(19)	—	7	(5)
At 31 December 2005	8,500	61,200	1,678	45,022	37,565	3,535	157,500
Analysis of cost or valuation:							
At cost	—	—	1,678	45,022	37,565	3,535	87,800
At 31 December 2005 valuation	8,500	61,200	—	—	—	—	69,700
	8,500	61,200	1,678	45,022	37,565	3,535	157,500
Accumulated depreciation and impairment:							
At beginning of year	—	—	1,376	32,052	37,565	3,932	74,925
Depreciation provided during the year	587	1,412	179	5,495	—	122	7,795
Impairment	—	—	—	242	—	—	242
Write-back on revaluation	(587)	(1,412)	—	—	—	—	(1,999)
Disposals	—	—	—	(2,582)	—	(1,203)	(3,785)
Exchange realignment	—	—	3	(14)	—	7	(4)
At 31 December 2005	—	—	1,558	35,193	37,565	2,858	77,174
Net book value:							
At 31 December 2005	8,500	61,200	120	9,829	—	677	80,326

13. PROPERTY, PLANT AND EQUIPMENT (CONTINUED)

Company

	Leasehold improvement	Furniture, fixtures and equipment	Total
	HK$'000	*HK$'000*	*HK$'000*
31 December 2006			
Cost:			
At beginning of year	—	3	3
Additions	183	161	344
At 31 December 2006	183	164	347
Accumulated depreciation:			
At beginning of year	—	3	3
Depreciation provided during the year	25	48	73
At 31 December 2006	25	51	76
Net book value:			
At 31 December 2006	**158**	**113**	**271**
31 December 2005			
Cost:			
At beginning of year and 31 December 2005	—	3	3
Accumulated depreciation:			
At beginning of year and 31 December 2005	—	3	3
Net book value:			
At 31 December 2005	—	—	—

The net book value of a motor vehicle held under a finance lease included in the total amount of the Group's motor vehicles at 31 December 2006, amounted to HK$341,000 (2005: HK$434,000).

The Group's leasehold land and buildings are all situated in Hong Kong and are held under medium term leases.

NOTES TO FINANCIAL STATEMENTS
31 December 2006

13. PROPERTY, PLANT AND EQUIPMENT (CONTINUED)

The Group's leasehold land and buildings and resort and recreational club properties were revalued individually at 31 December 2006 and 2005 by independent professionally qualified valuers, DTZ Debenham Tie Leung Limited ("DTZ") or Vigers Appraisal and Consulting Limited. The leasehold land and buildings were revalued at open market value and the resort and recreational club properties were revalued on a depreciated replacement cost basis. Out of the Group's aggregate revaluation surpluses of HK$4,241,000 (2005: HK$5,499,000), HK$2,563,000 (2005: HK$2,612,000) has been credited to the income statement, and HK$1,007,000 (2005: HK$1,732,000) and HK$671,000 (2005: HK$1,155,000) of the remaining revaluation surplus of HK$1,678,000 (2005: HK$2,887,000) have been credited to the relevant revaluation reserve and shared by minority shareholders, respectively.

Had the Group's leasehold land and buildings and resort and recreational club properties been carried at historical cost less accumulated depreciation and impairment losses, their aggregate carrying amount would have been approximately HK$30,106,000 (2005: HK$31,011,000).

14. INVESTMENT PROPERTIES

Group

	2006	2005
	HK$'000	*HK$'000*
Carrying amount at 1 January	**109,700**	96,200
Additions	**18**	7,721
Net profit from a fair value adjustment	**9,982**	3,785
Exchange realignment	**4,200**	1,994
Carrying amount at 31 December	**123,900**	109,700

At 31 December 2006, the Group's investment properties comprised industrial property units situated in Hong Kong of HK$5,900,000 (2005: HK$4,700,000) and resort and recreational club properties situated in Mainland China of HK$118,000,000 (2005: HK$105,000,000), and are held under medium term leases.

The Group's industrial property units are held for capital appreciation purpose whereas its resort and recreational club properties are held for leasing to an associate of the Group, Shanghai Landis Hospitality Management Co. Ltd., under an operating lease arrangement for resort and recreational club operations. Further summary details of the lease are included in note 37(a) to the financial statements.

14. INVESTMENT PROPERTIES (CONTINUED)

Company

	2006	2005
	HK$'000	*HK$'000*
Carrying amount at 1 January	**122,700**	118,200
Net profit from a fair value adjustment	**5,200**	4,500
Carrying amount at 31 December	**127,900**	122,700

At 31 December 2006, the Company's investment properties comprised industrial property units of HK$5,900,000 (2005: HK$4,700,000) and resort and recreational club properties of HK$122,000,000 (2005: HK$118,000,000) which are situated in Hong Kong and are held under medium term leases.

The Company's industrial property units are held for capital appreciation purpose whereas its resort and recreational club properties are leased to its wholly-owned subsidiary, Hill Top Country Club Limited, for resort and recreational club operations, and are classified within property, plant and equipment on the face of the Group's consolidated balance sheet.

The Group's and the Company's investment properties were revalued individually at 31 December 2006 and 2005 by independent professionally qualified valuers, DTZ, on an open market, existing use basis.

Further particulars of the Group's investment properties are included on page 94.

15. PREPAID LAND PREMIUMS

	Group	
	2006	2005
	HK$'000	*HK$'000*
Carrying amount at 1 January	**3,217**	3,294
Recognised during the year	**(77)**	(77)
Carrying amount at 31 December	**3,140**	3,217
Current portion	**(77)**	(77)
Non-current portion	**3,063**	3,140

The leasehold land is held under a medium term lease and is situated in Hong Kong.

16. GOODWILL

Goodwill capitalised as an asset in the consolidated balance sheet arose from the acquisition of subsidiaries.

	Group
	HK$'000
Cost:	
At 1 January 2005, 31 December 2005, 1 January 2006 and 31 December 2006	8,045
Accumulated impairment:	
At 1 January 2005, 31 December 2005, 1 January 2006 and 31 December 2006	1,435
Net carrying amount:	
At 31 December 2006 and 2005	6,610

Impairment testing of goodwill

Goodwill of a carrying amount of HK$6,610,000 (2005: HK$6,610,000) as at 31 December 2006 relates to the Group's wholesale and retail of fashion wear and accessories business (the "Fashion Business").

The recoverable amount of the Group's Fashion Business has been determined based on a value in use calculation using cash flow projections based on financial budgets approved by management covering a 12-year period. Assumptions have been made by management that the cash flows from the Group's Fashion Business will continue beyond at least the forecast period in view of management's long term experience in running the business. The discount rate applied to cash flow projections is 8%.

The annual growth rate used to extrapolate the cash flows of the Group's Fashion Business during the 12-year period is 8% or less based on the assumptions that there will be no significant economic downturn throughout the period, taking into account of the market competition and the continuous market demand for upscale fashion wear and accessories.

17. INTERESTS IN SUBSIDIARIES

	Company	
	2006	2005
	HK$'000	*HK$'000*
Unlisted shares, at cost	**12,700**	12,700
Due from subsidiaries	**1,282,104**	1,252,181
	1,294,804	1,264,881
Provision for impairment	**(1,070,024)**	(1,054,481)
	224,780	210,400

The amounts due from subsidiaries are unsecured, interest-free and not due for settlement within one year. The amount due to a subsidiary is unsecured, interest free and has no fixed terms of repayment. The carrying amounts of all balances with subsidiaries approximate to their fair values.

Particulars of the principal subsidiaries are as follows:

Name	Place of incorporation/ registration and operations	Nominal value of issued ordinary/ registered share capital	Percentage of equity attributable to the Company Direct	Percentage of equity attributable to the Company Indirect	Principal activities
Asia Pacific Telecommunications Limited	Hong Kong	HK$2,000	—	100	Provision of telecom-munications services
e-New Media Technology Limited	British Virgin Islands/ Hong Kong	US$1	100	—	Investment holding
e-Media (Asia) Limited	Cayman Islands/ Hong Kong	US$1	100	—	Investment holding
ENM Investments Limited	Cayman Islands/ Hong Kong	US$1	100	—	Investment holding
Fortress Global Limited	Hong Kong	HK$2	—	100	Investment holding
Hill Top Country Club Limited	Hong Kong	HK$10,000,000	100	—	Recreational club operations



NOTES TO FINANCIAL STATEMENTS

31 December 2006

17. INTERESTS IN SUBSIDIARIES (CONTINUED)

Name	Place of incorporation/ registration and operations	Nominal value of issued ordinary/ registered share capital	Percentage of equity attributable to the Company Direct	Indirect	Principal activities
Jackpot International Business Inc.	British Virgin Islands/ Hong Kong	US$1	—	100	Investment holding
Kenmure Limited	Hong Kong	HK$55,000,000	—	60	Investment holding
Lion Dragon Limited	British Virgin Islands/ Hong Kong	US$1	—	100	Investment holding
New Media Corporation	Cayman Islands/ Hong Kong	US$2,227,280	—	100	Investment holding
Powerbridge Limited	British Virgin Islands/ Hong Kong	US$600,000	—	75	Investment holding
Richtime Management Limited	British Virgin Islands/ Hong Kong	US$1	—	100	Investment holding
Shanghai ENM Telecom & Technology Limited*#	People's Republic of China ("PRC")/ Mainland China	US$1,000,000	—	75	Marketing and distribution of network cards
Shanghai Hilltop Resort Hotel Ltd. ("Shanghai Hilltop")**#	PRC/ Mainland China	US$7,200,000	—	80	Property investment in resort and recreational club
The Swank Shop Limited	Hong Kong	HK$104,500,000	—	60	Retail and wholesale of fashion wear and accessories

17. INTERESTS IN SUBSIDIARIES (CONTINUED)

Name	Place of incorporation/ registration and operations	Nominal value of issued ordinary/ registered share capital	Percentage of equity attributable to the Company Direct	Percentage of equity attributable to the Company Indirect	Principal activities
Ventures Triumph Limited	British Virgin Islands/ Hong Kong	US$1	—	100	Investment holding
Voice Information Systems Limited	Hong Kong	Ordinary "A" HK$3,000,000 Ordinary "B" HK$2,000,000	—	100	Provision of telecom- munications services
Wintalent International Limited	British Virgin Islands/ Hong Kong	US$1	—	100	Investment holding

* Registered as a wholly-foreign owned enterprise established in the PRC

** Registered as a Sino-foreign co-operation joint venture established in the PRC

\# The English names are direct translations of the Chinese names of the entities

The above table lists the subsidiaries of the Company which, in the opinion of the directors, principally affected the results for the year or formed a substantial portion of the net assets of the Group. To give details of other subsidiaries would, in the opinion of the directors, result in particulars of excessive length.

18. INTERESTS IN JOINTLY-CONTROLLED ENTITIES

	Group	
	2006	2005
	HK$'000	*HK$'000*
Share of net assets	**—**	—
Due from jointly-controlled entities	**36,141**	36,141
	36,141	36,141
Provision for impairment	**(36,141)**	(36,141)
	—	—

The amounts due from jointly-controlled entities are unsecured, interest-free and have no fixed terms of repayments. The carrying values of all interests in jointly-controlled entities as at 31 December 2006 and 2005 were fully impaired in prior years.

Particulars of the jointly-controlled entities are as follows:

Name	Business structure	Place of incorporation/ registration	Percentage of ownership interest attributable to the Group	Principal activities
e-Brilliant Company Limited	Corporation	Cayman Islands	50	Investment holding
e-Brilliant Pte Limited*	Corporation	Singapore	50	In liquidation

* The liquidation of this jointly-controlled entity is in its final stage

As the Group's accumulated share of losses of the jointly-controlled entities has equaled its interests therein in prior years, no further losses have since been recognised by the Group as it is not under any binding obligation to make good the losses of these entities. Accordingly, the Group's interests in the jointly-controlled entities were nil at 31 December 2006 (2005: Nil).

19. INTERESTS IN ASSOCIATES

	Group		Company	
	2006	2005	**2006**	2005
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
Unlisted shares, at cost	**—**	—	**1**	1
Share of net assets	**14,276**	16,590	**—**	—
Goodwill on acquisition	**14,986**	14,986	**—**	—
	29,262	31,576	**1**	1
Due from associates	**5,768**	291	**321**	291
	35,030	31,867	**322**	292
Provision for impairment	**(14,519)**	(14,519)	**—**	—
	20,511	17,348	**322**	292

The amounts due from associates are unsecured, interest-free and not due for settlement within one year. Included in the balances as at 31 December 2006 was an advance of US$700,000 (equivalent to HK$5,446,000) made to Shanghai Landis Hospitality Management Co. Ltd. ("Shanghai Landis") during the year then ended. This advance together with those of the other shareholders of Shanghai Landis of amounts in proportion to their respective equity interests in the associate are intended for use as capital injections to increase the associate's registered share capital.

The carrying amounts of all balances with associates approximate to their fair values.

Included in goodwill on acquisition of HK$14,519,000 (2005: HK$14,519,000) as at 31 December 2006 was the goodwill arose from the acquisition of 20% equity interest in Beijing Smartdot Technologies Co. Ltd. This goodwill balance had been fully impaired in prior years.

Particulars of the principal associates are as follows:

Name	**Particulars of issued share held/registered share capital**	**Place of incorporation/ registration**	**Percentage of ownership interest attributable to the Group**	**Principal activities**
Beijing Smartdot Technologies Co. Ltd.	RMB37,742,000	PRC	20	Software development and provision of project solutions
Shanghai Landis Hospitality Management Co. Ltd. #	US$8,000,000	PRC	35	Resort and recreational club management
Ventile Investments Limited	100 ordinary shares of US$1 each	British Virgin Islands	35	Provision of financing services

The English name is a direct translation of the Chinese name of the company.

NOTES TO FINANCIAL STATEMENTS
31 December 2006

19. INTERESTS IN ASSOCIATES (CONTINUED)

The above table lists the associates of the Group which, in the opinion of the directors, principally affected the results for the year or formed a substantial portion of the net assets of the Group. To give details of other associates would, in the opinion of the directors, result in particulars of excessive length.

The following table illustrates the summarised financial information of the Group's major associates extracted from their financial statements:

	2006	2005
	HK$'000	*HK$'000*
Assets	**167,828**	166,670
Liabilities	**(99,928)**	(105,431)
Revenues	**96,337**	72,851
Loss	**(4,721)**	(5,814)

20. AVAILABLE-FOR-SALE EQUITY INVESTMENTS

	Group	
	2006	2005
	HK$'000	*HK$'000*
Overseas listed equity investments, at fair value	**125**	125
Unlisted equity investments, at cost less impairment loss	**35,378**	35,378
	35,503	35,503

During the year ended 31 December 2005, the gross loss of the Group's available-for-sale equity investments recognised directly in equity amounted to HK$783,000. The entire balance was removed from equity and recognised in the income statement for that year. No gross gain or loss of the Group's available-for-sale equity investments was recognised directly in equity for the year ended 31 December 2006.

The above investments consist of investments in equity securities which were designated as available-for-sale financial assets and have no fixed maturity date or coupon rate.

The fair values of listed equity investments are based on quoted market prices. The unlisted equity investments are carried at cost, less any impairment losses, because the directors are of the opinion that their fair values cannot be measured reliably. Such investments are non-derivative and mainly represent investments in the shares of entities principally involved in medical drug development, manufacturing and distribution or electronic payment and intra-bank fund transfer services.

21. INVENTORIES

As at 31 December 2006 and 2005, all of the Group's inventories represented finished goods.

22. TRADE RECEIVABLES

The Group maintains a defined credit policy for its trade customers and the credit terms given vary according to business activities. The financial strength of and the length of business relationship with the customers, on an individual basis, are considered in arriving at the respective credit terms. Overdue balances are reviewed regularly by management.

An aged analysis of the trade receivables as at the balance sheet date, based on the invoice date and net of provisions, is as follows:

	Group	
	2006	2005
	HK$'000	*HK$'000*
Within 1 month	**5,847**	4,347
2 to 3 months	**290**	232
Over 3 months	**2,564**	2,526
	8,701	7,105

23. EQUITY INVESTMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS

	Group		**Company**	
	2006	2005	**2006**	2005
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
Listed equity investments, at market value:				
Hong Kong	**153,881**	148,077	**143,381**	138,980
Elsewhere	**731**	659	**—**	—
	154,612	148,736	**143,381**	138,980

23. EQUITY INVESTMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS (CONTINUED)

The above equity investments at 31 December 2005 and 2006 were classified as held for trading and included the ordinary shares of HK$2 each of China Motor Bus Company, Limited, a company incorporated in Hong Kong, as follows:

	Group		Company	
	2006	2005	**2006**	2005
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
Market value of ordinary shares of China Motor Bus Company, Limited	**118,413**	124,640	**117,706**	123,895
Proportion of ownership interest	**4.5%**	4.5%	**4.5%**	4.5%

24. DERIVATIVE FINANCIAL INSTRUMENTS

The carrying amount of a foreign exchange option contract at 31 December 2006 of HK$104,000 (2005: Nil) was the same as its fair value.

The foreign exchange option contract was entered into by the Group to manage its exchange rate exposure and did not meet the criteria for hedge accounting. The change in the fair value of the non-hedging currency derivative amounting to HK$104,000 (2005: Nil) was credited to the income statement for the year ended 31 December 2006.

The terms of the foreign exchange option contract which remained outstanding as at 31 December 2006 consisted of the Group's buying of €1 million on any business day between 2 January 2007 and 2 February 2007 at a fixed exchange rate of €/HK$10.23 (equivalent to a notional amount of HK$10,230,000).

25. CASH AND CASH EQUIVALENTS AND PLEDGED DEPOSITS

	Group		Company	
	2006	2005	**2006**	2005
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
Cash and bank balances	**27,148**	29,246	**4,553**	1,094
Time deposits	**495,416**	515,721	**495,416**	515,721
	522,564	544,967	**499,969**	516,815
Less: Time deposits pledged for banking facilities	**(342)**	(342)	**(342)**	(342)
Cash and cash equivalents	**522,222**	544,625	**499,627**	516,473

25. CASH AND CASH EQUIVALENTS AND PLEDGED DEPOSITS (CONTINUED)

At the balance sheet date, the cash and bank balances of the Group denominated in Renminbi ("RMB") amounted to HK$7,042,000 (2005: HK$5,657,000). The RMB is not freely convertible into other currencies, however, under Mainland China's Foreign Exchange Control Regulations and Administration of Settlement, Sale and Payment of Foreign Exchange Regulations, the Group is permitted to exchange RMB for other currencies through banks authorised to conduct foreign exchange business.

Cash at banks earns interest at floating rates based on daily bank deposit rates. Short term time deposits are made for varying periods of between one day and one year depending on the immediate cash requirements of the Group, and earn interest at the respective short term time deposit rates. The carrying amounts of the cash and cash equivalents and the pledged deposits approximate to their fair values.

26. TRADE AND OTHER PAYABLES

All trade and other payables of the Group are unsecured, interest-free and repayable within one month or on demand.

27. INTEREST-BEARING BANK AND OTHER BORROWINGS

Group

	2006			2005		
	Effective interest rate (%)	**Maturity**	**HK$'000**	Effective interest rate (%)	Maturity	HK$'000
Current						
Finance lease payables *(note 28)*	**3**	**2007**	**91**	3	2006	91
Bank loans - unsecured	**7.75 to 8**	**2007**	**9,177**	7 to 8	2006	3,887
			9,268			3,978
Non-current						
Finance lease payables *(note 28)*	**3**	**2008 - 2010**	**206**	3	2007 - 2010	297
			9,474			4,275

Other than the fixed interest rate of 3% for the finance lease arrangement, all interest-bearing borrowings of the Group bear interest at floating rates. All interest-bearing bank and other borrowings of the Group are denominated in Hong Kong dollars.

27. INTEREST-BEARING BANK AND OTHER BORROWINGS (CONTINUED)

A summary of the finance lease payable amounts repayable within one year, in the second year and in the third to fifth years are included in note 28.

The carrying amounts of the Group's current borrowings approximate to their fair values. The fair value of the Group's non-current finance lease payables with a carrying amount of HK$206,000 (2005: HK$297,000) was HK$218,000 (2005: HK$270,000) at the balance sheet date and was calculated by discounting the expected future cash flows at the prevailing interest rates.

28. FINANCE LEASE PAYABLES

The Group leases a motor vehicle under a finance lease arrangement with a remaining lease term of three years and three months as at 31 December 2006.

At 31 December 2006, the Group's total future minimum lease payments under a finance lease and their present values were as follows:

Group

	Minimum lease payments 2006 *HK$'000*	Minimum lease payments 2005 *HK$'000*	**Present value of minimum lease payments 2006 *HK$'000***	Present value of minimum lease payments 2005 *HK$'000*
Amounts payable:				
Within one year	**105**	105	**91**	91
In the second year	**105**	105	**91**	91
In the third to fifth years, inclusive	**131**	236	**115**	206
Total minimum finance lease payments	**341**	446	**297**	388
Future finance charges	**(44)**	(58)		
Total net finance lease payables	**297**	388		
Portion classified as current liabilities *(note 27)*	**(91)**	(91)		
Non-current portion *(note 27)*	**206**	297		



29. DEBENTURES

Each debenture holder is entitled to be a debenture member of the Hilltop Country Club (the "Club") operated by Hill Top Country Club Limited subject to the Rules and By-laws of the Club so long as the debentures shall remain outstanding, and has the right to use and enjoy all the facilities of the Club free from payment of monthly subscription. At the balance sheet date, the redeemable periods of the Group's debentures carried at amortised cost were as follows:

	Group	
	2006	2005
	HK$'000	*HK$'000*
Within one year	**4,102**	1,684
In the second year	**2,557**	3,873
In the third to fifth years, inclusive	**1,197**	2,800
	3,754	6,673
	7,856	8,357

All redeemable debentures are denominated in Hong Kong dollars, interest-free and may be renewed upon maturity subject to the Group's consent.

The carrying amounts of the redeemable debentures approximate to their fair values.

30. OTHER LOANS

As at 31 December 2006, the unsecured loans from a minority shareholder of a subsidiary denominated in foreign currencies amounted to RMB1,216,241 (2005: RMB1,216,241) and US$521,859 (2005: US$521,859). The loans are interest-free and have no fixed terms of repayment. The carrying amounts of these loans approximate to their fair values.

31. DEFERRED TAX

The movements in deferred tax liabilities and assets during the year are as follows:

Group

	Accelerated tax depreciation	Losses available for offset against future taxable profit	Total
	HK$'000	*HK$'000*	*HK$'000*
At 1 January 2005	1,836	(1,836)	—
Deferred tax charged/(credited) to the income statement during the year	830	(830)	—
At 31 December 2005 and at 1 January 2006	2,666	(2,666)	—
Deferred tax charged/(credited) to the income statement during the year	5,495	(5,495)	—
At 31 December 2006	**8,161**	**(8,161)**	—

The Group has tax losses arising in Hong Kong of HK$528,212,000 (2005: HK$266,798,000) that are available indefinitely for offsetting against future taxable profits of the subsidiaries in which the losses arose. Deferred tax assets have been recognised in respect of these losses only to the extent to offset any deferred tax liabilities of the same subsidiaries in connection with accelerated tax depreciation. Deferred tax assets have not been recognised for tax losses of HK$481,577,000 (2005: HK$251,564,000) as the losses have arisen in subsidiaries that have either been loss-making for some time or whose availability of future taxable profits is unpredictable.

At 31 December 2006, there was no significant unrecognised deferred tax liability (2005: Nil) for taxes that would be payable on the unremitted earnings of certain of the Group's subsidiaries, associates or jointly-controlled entities as the Group has no liability to additional tax should such amounts be remitted.

32. SHARE CAPITAL

Shares

	2006 HK$'000	2005 HK$'000
Authorised:		
100,000,000,000 (2005: 100,000,000,000) ordinary shares of HK$0.01 each	**1,000,000**	1,000,000
Issued and fully paid:		
1,650,658,676 (2005: 1,650,658,676) ordinary shares of HK$0.01 each	**16,507**	16,507

A capital reorganisation scheme was approved by the shareholders at an extraordinary general meeting on 11 July 2002 and was subsequently confirmed by the sanction of an order of the High Court of Hong Kong dated 6 August 2002. Details of the capital reorganisation scheme are as follows:

(a) the authorised share capital of the Company was reduced from HK$1,000,000,000 (divided into 2,000,000,000 ordinary shares of HK$0.50 each) to HK$20,000,000 (divided into 2,000,000,000 ordinary shares of HK$0.01 each). Such reduction was effected by cancelling the paid-up capital per share by HK$0.49 on each of the 1,650,658,676 ordinary shares in issue on 6 August 2002, being the date on which the court petition was heard, and by reducing the nominal value of all the issued and unissued ordinary shares of the Company from HK$0.50 to HK$0.01 per ordinary share; and

(b) upon such reduction of capital taking effect:

(i) the authorised share capital of the Company was increased to its former amount of HK$1,000,000,000 by the creation of additional 98,000,000,000 ordinary shares of HK$0.01 each; and

(ii) a special reserve was created and credited with an amount equal to the credit arising from the said reduction of capital as detailed in (a) above, which amounted to HK$808,822,751. Such reserve shall not be treated as realised profit and shall, for as long as the Company shall remain a listed company, be treated as an undistributable reserve. However, the special reserve may be reduced by the aggregate of any increase in the issued capital or in the share premium account of the Company resulting from an issue of shares for cash or other new consideration or upon a capitalisation of distributable reserves.

Share options

Details of the Company's share option schemes and the share options issued under the schemes are included in note 33 to the financial statements.

NOTES TO FINANCIAL STATEMENTS
31 December 2006

33. SHARE OPTION SCHEMES

In an extraordinary general meeting of the Company held on 14 June 2002, the shareholders of the Company formally approved the termination of the share option scheme adopted on 30 December 1997 (the "Old Scheme") and the adoption of a new share option scheme (the "New Scheme"), in compliance with the amended Chapter 17 of the Listing Rules and for the purpose of providing the Company a flexible means of giving incentives and rewards to executive directors and employees for their contributions to the Group. All outstanding options granted under the Old Scheme shall remain valid and exercisable under the provisions of the Old Scheme.

Under the terms of the New Scheme, the board of directors may, at its discretion, invite executive directors and employees of the Group to take up options to subscribe for shares of the Company. The New Scheme shall be valid and effective for a period of 10 years ending on 13 June 2012, after which period no further options will be granted. The exercise price of options shall be determined by the board and shall be at least the highest of (i) the closing price of the shares as stated in the Stock Exchange's daily quotation sheet on the offer date, which must be a business day; (ii) a price being the average of the closing prices of the Company's shares as stated in the Stock Exchange's daily quotation sheets for the five business days immediately preceding the offer date; and (iii) the nominal value of the Company's shares. A nominal consideration of HK$1 is payable on acceptance of any option granted.

The total number of shares available for issue under the New Scheme at 31 December 2006 was 243,415,800 (2005: 243,415,800) (including shares which may be issued upon exercise of 312,000 (2005: 336,000) options that have been granted under the Old Scheme but not yet lapsed or exercised) which represented 14.7% (2005: 14.7%) of the issued share capital of the Company on the same date. In respect of the maximum entitlement of each participant under the New Scheme, the number of shares issued and to be issued upon exercise of the options granted to each participant in any 12-month period is limited to 1% of the Company's ordinary shares in issue. Any further grant of options in excess of this limit is subject to shareholders' approval in a general meeting.

At 31 December 2006, the employees of the Company had 312,000 options to subscribe for shares of the Company (the market value per share at 31 December 2006 was HK$0.51). The options are unlisted. Each option gives the holder the right to subscribe for one ordinary share of HK$0.01 of the Company. No share options were granted during the year and outstanding to the directors at the balance sheet date.

Share options do not confer rights on the holders to dividends or to vote at shareholders' meetings.

33. SHARE OPTION SCHEMES (CONTINUED)

Share options granted to employees under the Old Scheme are as follows:

Date of grant of share options*	Exercise period of share options	Exercise price of share options per share** *HK$*	Number of share options At 1 January 2006	Lapsed during the year	At 31 December 2006
1 December 1999	1 December 1999 to 29 December 2007	1.804	48,000	—	48,000
1 August 2000	1 August 2000 to 29 December 2007	0.630	288,000	(24,000)	264,000
			336,000	(24,000)	312,000

* The vesting period of the share options is from the date of grant until the commencement of the exercise period.

** The exercise price of the share options is subject to adjustment in the case of rights or bonus issues, or other similar changes in the Company's share capital.

No new options were granted and outstanding as at the balance sheet date under the New Scheme.

At the balance sheet date and at the approval of these financial statements, the Company had 312,000 share options outstanding under the Old Scheme, which represented approximately 0.02% of the Company's shares in issue as at these dates. The exercise in full of the remaining share options would, under the present capital structure of the Company, result in the issue of 312,000 additional ordinary shares of the Company and additional share capital of HK$3,120 and share premium of HK$249,792 (before issue expenses).

34. RESERVES

(a) Group

The amounts of the Group's reserves and the movements therein for the current year and the prior year are presented in the consolidated statement of changes in equity on page 30 of the financial statements.

(b) Company

	Share premium account	Special reserve	Capital redemption reserve	Accumulated losses	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
		(note 32(b)(ii))			
At 1 January 2005	1,189,721	808,822	478	(1,097,371)	901,650
Profit for the year	—	—	—	6,576	6,576
At 31 December 2005 and 1 January 2006	1,189,721	808,822	478	(1,090,795)	908,226
Profit for the year	—	—	—	21,163	21,163
At 31 December 2006	**1,189,721**	**808,822**	**478**	**(1,069,632)**	**929,389**

35. NOTE TO THE CONSOLIDATED CASH FLOW STATEMENT

Major non-cash transactions

During the year ended 31 December 2005, the Group entered into a finance lease arrangement in respect of a motor vehicle with a total capital value at the inception of the lease of HK$456,000. The Group did not enter into any similar finance lease arrangements during the year ended 31 December 2006.

36. CONTINGENT LIABILITIES

At the balance sheet date, the Company or the Group had the following significant contingent liabilities:

(a) The Group had a contingent liability in respect of possible future long service payments to employees under the Hong Kong Employment Ordinance, with a maximum possible amount of HK$3,318,000 (2005: HK$2,627,000) as at 31 December 2006. The contingent liability has arisen because, at the balance sheet date, a number of current employees have achieved the required number of years of service to the Group in order to be eligible for long service payments under the Employment Ordinance if their employment is terminated under certain circumstances. A provision has not been recognised in respect of such possible payments as it is not considered probable that the situation will result in a material future outflow of resources from the Group.

(b) One of the telecommunications content providers of a subsidiary issued a letter through its solicitors in March 2002 claiming damages of US$1,500,000 (equivalent to HK$11,670,000) from that subsidiary in relation to rate changes applied by that subsidiary for services delivered by the content provider. The claimant also disputed traffic volumes generated in the past and claimed to have been underpaid by at least US$2,736,000 (equivalent to HK$21,286,000).

Management studied the allegations raised and sought legal advice on the subsidiary's legal rights and liabilities. Upon advice, the subsidiary sought to refute most of the allegations and made a counterclaim of approximately US$6,215,000 (equivalent to HK$48,353,000) in September 2002 for the return of sums advanced on account to the content provider due to uncollectables, discrepancies arising on the reconciliation of traffic volumes and other related items. Thereafter, there has been no communication in respect of the mentioned claims between the subsidiary and the content provider.

In the review of the above, management considers it unlikely that any loss will arise, and accordingly, no provision has been made in the financial statements.

(c) During the year ended 31 December 2006, the Company executed corporate guarantees as part of the security for general banking facilities granted to certain subsidiaries to the extent of HK$342,000 (2005: HK$342,000).

37. OPERATING LEASE ARRANGEMENTS

(a) As lessor

The Group has entered into an operating lease arrangement with an associate of the Group, Shanghai Landis, for the lease of resort and recreational club properties (note 14 to the financial statements) under which the effective lease period is from 1 July 2006 to 30 June 2016.

At 31 December 2006, the Group had total future minimum lease receivables under a non-cancellable operating lease with the associate falling due as follow:

	Group	
	2006	2005
	HK$'000	*HK$'000*
Within one year	**800**	384
In the second to fifth years, inclusive	**5,090**	4,375
After five years	**6,030**	7,087
	11,920	11,846

During the year, no income was recognised by the Group in respect of contingent rentals receivable (2005: Nil).

(b) As lessee

The Group leases certain of its properties under operating lease arrangements. Leases for properties are negotiated for terms ranging from one to four years.

At 31 December 2006, the Group and the Company had total future minimum lease payments under non-cancellable operating leases falling due as follows:

	Group		Company	
	2006	2005	**2006**	2005
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
Within one year	**38,528**	33,705	**510**	1,893
In the second to fifth years, inclusive	**51,698**	33,016	**—**	534
	90,226	66,721	**510**	2,427

38. COMMITMENTS

In addition to the operating lease commitments detailed in note 37(b) above, the Group had the following commitments at the balance sheet date:

(a) Capital commitments

	Group	
	2006	2005
	HK$'000	*HK$'000*
Contracted, but not provided, for development of resort properties	**338**	343

(b) Other commitment

The Company, acting on behalf of Hill Top Country Club Limited, a wholly-owned subsidiary of the Company, is a party to a co-operative joint venture agreement with a Mainland China joint venture partner in respect of Shanghai Hilltop. According to the terms of the co-operative joint venture agreement and supplementary agreements entered into between 1996 and 2002, Shanghai Hilltop is committed to pay the Mainland China joint venture partner a minimum annual fee of RMB1,650,000 (equivalent to HK$1,650,000) and US$268,000 (equivalent to HK$2,085,000) from 2001 to 2008 and from 2009 to 2022, respectively. In 2003, Shanghai Hilltop entered into a management subcontracting agreement with Shanghai Landis, an associate of the Group, under which Shanghai Landis has undertaken to absorb any such amounts payable to the Mainland China joint venture partner by Shanghai Hilltop up to 30 June 2016, the expiry date of the management sub-contracting agreement.

At 31 December 2006, the minimum amount payable to the Mainland China joint venture partner by Shanghai Hilltop up to 2022 under the above arrangement was HK$32,490,000 (2005: HK$33,950,000), of which HK$18,938,000 (2005: HK$20,396,000) will be absorbed by Shanghai Landis up to 30 June 2016.

39. RELATED PARTY TRANSACTIONS

(a) In addition to the transactions and balances detailed elsewhere in these financial statements, the Group had the following material transactions with related parties during the year:

		Group	
	Notes	**2006**	2005
		HK$'000	*HK$'000*
Management fee income from a then associate	(i)	—	1,547
Consulting fees paid to a company in which the spouse of a director of a subsidiary of the Group has a controlling interest	(ii)	—	708
Rental expenses and building management fees paid to related companies	(iii)	**1,747**	1,602
Rental income from an associate	(iv)	**400**	—

(i) The management fee income received from a then associate arose from the provision of shop management services to the associate in accordance with the agreement between the Group and the associate.

(ii) The consultancy services provided to a subsidiary of the Group were charged at HK$118,000 per month up to 30 June 2005 in accordance with the agreement between the subsidiary and the related company.

(iii) The rental expenses and building management fees paid to related companies controlled by a substantial shareholder of the Company were determined by reference to relevant industry practice of which HK$1,456,000 of rental expenses paid constitutes a continuing connected transaction as defined under the Listing Rules. Details of which are disclosed under the section headed "Connected Transaction" in the report of the directors on pages 14 and 15.

(iv) The rental income from an associate arose from the lease of resort and recreational club properties in accordance with an operating lease arrangement agreed between the Group and the associate.

(b) Compensation of key management personnel of the Group:

	2006	2005
	HK$'000	*HK$'000*
Short term employee benefits	**10,996**	12,781
Post-employment benefits	**182**	192
Total compensation paid to key management personnel	**11,178**	12,973

Further details of directors' emoluments are included in note 8 to the financial statements.

40. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

The Group's financial assets and liabilities mainly comprise interest-bearing bank and other borrowings, trade receivables and payables, and cash and bank balances, and are, in the normal course of business, exposed to foreign currency exchange rate, interest rate and credit risks. The Group's risk management strategy aims to minimise the adverse effects of financial risks on the financial performance of the Group and the board reviews and agrees policies, as summarised below, for managing each of these risks. It is the Group's policy that financial instruments, if any, are only used to hedge underlying commercial exposures and are not held or sold for speculative purposes.

(a) Foreign currency risk

The Group has transactional currency exposures. Such exposures mainly arise from purchases of fashion wear and accessories in foreign currencies.

The Group has started the use of a foreign exchange option contract to manage foreign currency risk exposures and will continue to monitor such exposures and market conditions to determine if any other hedging arrangement is required in the future.

(b) Interest rate risk

The Group's exposure to the risk of changes in market interest rates relates primarily to the Group's interest-bearing bank borrowings.

As the Group is due to fully settle its interest-bearing bank borrowings in the coming year and the corresponding interest rate risk is not expected to be significant, the Group has not used any interest rate swap to hedge its exposure to interest rate risk.

(c) Credit risk

The Group only allows minimal credit sales to its long term customers with good settlement history and has no significant concentration of credit risk. The Group's credit risk is effectively mitigated by its combination of cash and credit card sales.

41. APPROVAL OF THE FINANCIAL STATEMENTS

The financial statements were approved and authorised for issue by the board of directors on 23 April 2007.



PARTICULARS OF PROPERTIES

INVESTMENT PROPERTIES

Location	Use	Tenure	Attributable interest of the Group
2737 Jiaotong Road, Putuo District, Shanghai, People's Republic of China	Resort and recreational club operations	Medium term lease	80%
Fourth and Fifth Floors, Roof and Parking Space Nos. 3 and 5, Wai Hing Factory Building, 37-41 Lam Tin Street, Kwai Chung, New Territories, Hong Kong	Capital appreciation	Medium term lease	100%

FIVE YEAR FINANCIAL SUMMARY

A summary of the results and of the assets, liabilities and minority interests of the Group for the last five financial years, as extracted from the published audited financial statements and restated/reclassified as appropriate, is set out below.

RESULTS

	Year ended 31 December				
	2006	2005	2004	2003	2002
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
REVENUE	**227,206**	242,536	221,273	138,600	193,359
PROFIT/(LOSS) FROM OPERATING ACTIVITIES	**11,411**	18,802	17,646	(14,676)	(103,333)
Finance costs	**(1,077)**	(969)	(377)	(969)	(1,253)
Share of profits and losses of associates	**(2,852)**	(2,883)	(5,112)	(19,472)	(1,792)
PROFIT/(LOSS) BEFORE TAX	**7,482**	14,950	12,157	(35,117)	(106,378)
Tax	**—**	43	159	(111)	(334)
PROFIT/(LOSS) FOR THE YEAR	**7,482**	14,993	12,316	(35,228)	(106,712)
Attributable to:					
Equity holders of the Company	**12,047**	10,923	7,039	(36,746)	(106,712)
Minority interests	**(4,565)**	4,070	5,277	1,518	—
	7,482	14,993	12,316	(35,228)	(106,712)

ASSETS, LIABILITIES AND MINORITY INTERESTS

	As at 31 December				
	2006	2005	2004	2003	2002
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
TOTAL ASSETS	**1,031,031**	1,025,839	1,030,981	1,072,868	1,057,923
TOTAL LIABILITIES	**(101,614)**	(106,497)	(129,433)	(185,680)	(154,860)
MINORITY INTERESTS	**(27,513)**	(31,407)	(26,182)	(20,006)	—
	901,904	887,935	875,366	867,182	903,063

CORPORATE INFORMATION

EXECUTIVE DIRECTORS

Joseph Wing Kong LEUNG *(Chairman)*
James C. NG *(Chief Executive Officer)*
Derek Wai Choi LEUNG
Wing Tung YEUNG

NON-EXECUTIVE DIRECTOR

Raymond Wai Pun LAU

INDEPENDENT NON-EXECUTIVE DIRECTORS

Cecil Sze Tsung CHAO
Jen CHEN
Ian Grant ROBINSON

QUALIFIED ACCOUNTANT

Victor Yiu Keung CHIANG

COMPANY SECRETARY

Pui Man CHENG

AUDITORS

Ernst & Young
18th Floor
Two International Finance Centre
8 Finance Street
Central, Hong Kong

SHARE REGISTRARS

Computershare Hong Kong Investor Services Limited
Rooms 1712-1716, 17th Floor
Hopewell Centre
183 Queen's Road East, Hong Kong

PRINCIPAL BANKERS

The Hongkong & Shanghai Banking Corporation Limited
Fubon Bank (Hong Kong) Limited
United Commercial Bank
ABN AMRO Bank N.V.
UBS AG

REGISTERED OFFICE

Suite 1502, 15th Floor
Chinachem Golden Plaza
77 Mody Road, Tsimshatsui East
Kowloon, Hong Kong

INCORPORATION IN HONG KONG

27 April 1966

LISTING

16 November 1972

NO. OF EMPLOYEES

260

WEB SITE

www.enmholdings.com

STOCK CODE

Hong Kong Stock Exchange: 0128
American Depositary Receipt: ENMHY

CORPORATE COMMUNICATIONS

Tel : (852) 2594 0600
Fax : (852) 2827 1491
Email : info@enmholdings.com



安寧控股有限公司
ENM Holdings Limited
(股份代號：0128)

年報
2006

主席報告書

本人欣然呈報安寧控股有限公司(「本公司」)及其附屬公司(統稱「本集團」)截至二零零六年十二月三十一日止年度之二零零六年年報。

業績

截至二零零六年十二月三十一日止年度,本集團錄得營業額227,206,000港元,較上年度242,536,000港元微跌6%。營業額下跌主要由於時裝零售業務面對激烈的市場競爭,加上年內零售店鋪搬遷所造成的負面影響。

本集團錄得股東應佔溢利12,047,000港元,較上年度10,923,000港元增長10%。溢利增長主要來自重估集團物業的盈餘12,545,000港元。然而,時裝零售業務並未取得預期的表現,故年內對本集團的營利帶來負面影響。

展望

上海洋洋顯達渡假酒店(「洋洋顯達」)已於二零零六年三月試業。到目前為止,董事會對其試業期內的表現感到滿意,而洋洋顯達將於二零零七年隆重揭幕。董事會認為,中國旅遊需求不斷上升、全球旅遊業蓬勃發展、上海商務旅遊及經濟增長,皆可令洋洋顯達有所裨益。

詩韻目前有十三間店鋪及百貨公司專櫃,涉及總樓面面積23,800平方呎。未來一年,表現未符理想的店鋪將根據策略於其租約屆滿後結業,同時會在黃金地段開設新店鋪,以提升詩韻的盈利。在保持服務質素的同時,詩韻將繼續嚴加控制所有經常性開支。

本集團繼續物色潛質優厚之投資商機,藉以提高本集團價值及盈利能力。本集團擁有雄厚之資產及淨現金狀況,更能靈活地把握投資商機。

致謝

本人謹此機會感謝各董事、僱員、股東及業務夥伴對本集團之信任及一貫鼎力支持。

主席

梁榮江

香港，二零零七年四月二十三日

行政總裁報告書

財務回顧

於回顧年度內，本集團錄得營業額227,206,000港元（二零零五年：242,536,000港元），較二零零五年下跌6%。本公司權益持有人應佔綜合溢利為12,047,000港元（二零零五年：10,923,000港元），較去年增加10%。每股盈利為0.73港仙（二零零五年：0.66港仙）。

流動資金及財務狀況

於二零零六年十二月三十一日，本集團之財務狀況穩健，持有現金及存款522,222,000港元（二零零五年：544,625,000港元）。於二零零六年十二月三十一日，借貸總額為22,634,000港元（二零零五年：17,862,000港元），其中18,674,000港元（二零零五年：10,892,000港元）須於一年內到期償還。於年度結算日，本集團之資本負債比率（即借貸總額與本公司權益持有人應佔權益之比率）為2.5%（二零零五年：2%）。於二零零六年十二月三十一日之流動比率為10.5倍（二零零五年：10.8倍）。

於二零零六年十二月三十一日，本集團之借貸及銀行結餘主要以港元及美元為單位，而匯兌差額已於經審核財務報表內反映。本集團之所有借貸均為免息或以浮息計算。

本集團之進口採購主要以歐元及美元結算。本集團會不時審閱其外匯狀況及市場情況，以決定是否需要進行任何對沖。

資產抵押

本集團於二零零六年十二月三十一日抵押其定期存款44,000美元（二零零五年：44,000美元），作為取得金額達44,000美元（二零零五年：44,000美元）之一般銀行融資之抵押。

僱員及酬金政策

於本報告刊發日期，本集團合共聘用260名全職僱員，大部份駐於本集團之香港辦事處。本集團之酬金政策乃按僱員表現而定，並符合各有關地區之薪酬趨勢。本集團提供僱員福利如職工保險計劃、公積金及退休金、酌情表現花紅、外部訓練支援，以及根據表現授予之購股權計劃。

行政總裁報告書

業務回顧

渡假中心及俱樂部業務

上海洋洋顯達渡假酒店(「洋洋顯達」)

洋洋顯達(由一幢設有320個房間之四星級酒店大樓、一幢俱樂部大樓及一座國際會議中心組成),自二零零六年三月底試業以來表現一直理想。 酒店已增設或改裝二十一項新設施,包括鐵板燒餐廳、茶館及鋼琴酒吧,以進一步豐富項目的吸引力。此外,二千戶家庭將於二零零七年搬進附近的新住宅物業;管理層相信這將對俱樂部業務帶來正面影響。

香港顯達鄉村俱樂部(「俱樂部」)

儘管迪士尼樂園及個人遊計劃效應正在放緩,但由於俱樂部焦點集中於其目標顧客,故俱樂部二零零六年的收入繼續保持穩定。二零零七年,管理層預期香港特區成立十週年慶典將吸引國內外更多遊客前來觀光,從而進一步改善俱樂部業務。

荃灣地區的變遷已影響俱樂部的營業額。許多傳統的俱樂部會員,例如製造企業的東主及高級管理層,已搬離該區及減少前往俱樂部的次數。然而,近年越來越多中產居民遷入荃灣區。俱樂部一直透過增設全新的現代化設備來提升設施,推出具創意的推廣計劃及維持良好的客戶服務,以吸納此部分的準客戶,同時增強現有俱樂部會員的忠誠支持。

電訊及科技

SinoPay.com Holdings Limited(「SinoPay」)

SinoPay之主要業務是透過與中國銀聯在上海成立之合營公司銀聯電子支付服務有限公司(「合營公司」),在中國提供商業對客戶電子支付及銀行間跨行轉賬解決方案服務。為增加收入來源,銀聯電子支付服務有限公司近年已開發一個網上互惠基金交易平台,成效一直理想。

由於無法預計的情況,銀聯電子支付服務有限公司與廣州好易聯支付網絡公司(與合營公司屬同業之廣東公司)之間的合併計劃暫時擱置。然而,合併計劃暫時擱置將不會對合營公司的日常營運及業務發展造成不利影響。二零零六年其全年營業額增加150%至人民幣47,600,000元,純利為人民幣9,800,000元。

北京慧點科技開發有限公司(「慧點」)

慧點於中國從事軟件開發及解決方案項目，其核心業務為政府電子化項目及辦公室自動化系統。

儘管國內軟件市場競爭日趨激烈，慧點於二零零六仍取得穩健的增長。其全年營業額增加14%至人民幣88,000,000元，純利增加22.6%至人民幣8,070,000元。為於二零零七年增加收入來源，慧點將專注於(1) WBCR之分銷業務，WBCR為萬國商業機器(IBM)主要為美國上市公司而設之商業流程及監控管理軟件產品及 (2) 為中小型公司開發新的辦公室自動化軟件方案，以及加強其政府電子化項目及針對大型企業的辦公室自動化系統核心業務。

無線上網卡業務

上海安電通信科技發展有限公司與中國移動通信及中國聯通發展了穩固的合作業務，於上海分銷無線上網服務。由於愈來愈多客戶對這項服務之優點予以肯定，中國之無線上網市場正日益擴大。管理層會繼續發掘商機，依據類似與中國聯通合作之模式，與其他電訊經營商合作推廣其他電訊產品。

時裝零售

詩韻有限公司(「詩韻」)

由於租約期滿，在第一季度有數間店舖關閉，且只可於第三季度在新的地點重新開設，因而影響詩韻首六個月的銷售營業額。遷往太古廣場的店舖同時出售男士及女士服裝。位於海港城的新店只售賣男士服裝，與附近現有的詩韻女士服裝店相互配合。

新店網絡反映詩韻以香港及九龍優越地點的高檔消費市場為對象的策略。本年度下半年的銷售量已回復至滿意水平。

生物醫藥

健亞生物科技股份有限公司(「健亞」)

健亞為一家綜合性之特色藥廠，其業務範圍包括：開發新藥物及研製新劑型、為本地及國際藥物公司進行臨床測試、製藥，以及在台灣及區內市場進行藥物推廣及分銷。

健亞的兩種主要新藥物產品－供治療尿失禁的Urotrol及針對抗糖尿病藥的Diabetrol Slow Release(「SR」)日益受到市場好評。二零零六年，健亞有另外五種新藥物產品獲准在台灣銷售，三種獲准在越南銷售。

在新藥物開發方面，健亞有與包括台灣工業科技研究院(「工研院」)及國家衛生研究院(「國研院」)在內的政府機構合作的研究計劃。健亞亦與美國專門藥品公司BioKey合作共同開發新藥物產品。一旦這些研究計劃進入臨床開發階段，健亞的產品種類(集中於抗癌及代謝紊亂)將進一步增加。

健亞與弘如洋生技股份有限公司(「弘如洋」)之間的合併計劃原已於二零零六年六月獲兩家公司的股東批准。然而，由於市況改變及台灣證券櫃檯買賣中心實施更嚴格的規定，健亞及弘如洋須重新洽商股份交換比例，但未能達成協議。因此，合併計劃已予終止，但健亞及弘如洋將繼續保持業務上的合作關係。

行政總裁

吳智明

香港，二零零七年四月二十三日

董事及高級管理層簡介

執行董事

梁榮江先生，六十歲，本集團主席。梁先生於二零零零年十二月加入本集團為執行董事，並於二零零一年三月獲委任為主席。梁先生同時出任本公司薪酬委員會主席。梁先生為華懋集團公司之董事及香港聯合交易所有限公司主板上市公司卓能(集團)有限公司之獨立非執行董事。梁先生亦擔任Diamond Leaf Limited及Solution Bridge Limited之董事，該等公司根據證券及期貨條例第XV部均屬本公司之主要股東。梁先生擁有逾三十年之財務及地產發展管理經驗，並為香港地產行政學會資深會員及香港地產建設商會執行委員會委員。

吳智明先生，六十三歲，本集團行政總裁。吳先生於香港及美國銀行業積累逾三十年經驗。吳先生於二零零一年三月加入本集團前，曾擔任香港前第一太平銀行行政總裁及加州United Savings Bank行政總裁，亦曾於香港及遠東區之大通銀行擔任高級職位。吳先生持有三藩市Golden Gate University工商管理碩士學位及美國St. Jose State University學士學位。吳先生為華懋集團公司之董事，並擔任香港僱主聯合會主席。

梁煒才先生，五十六歲，於二零零零年十二月加入本集團。梁先生持有理學士(工程系)學位，亦為特許會計師。梁先生擁有十六年銀行業經驗，曾掌管全球其中一間最大銀行之銀行附屬公司的財務及資本市場部約十年。梁先生於一九九七年初加入華懋集團，負責華懋集團之國際投資業務。

楊永東先生，五十二歲，於二零零一年十月加入本集團為執行副總裁，並於二零零二年十一月獲委任為董事，負責集團的投資業務。楊先生加入本集團前，曾於本港一間上市公司擔任董事總經理之私人助理逾十年，負責香港、中國及東南亞地區的投資及發展業務。在此之前，楊先生亦曾出任一家美資銀行的商業貸款部經理及於一所國際會計師行出任核數師。楊先生於一九七八年考獲美國Indiana University的工商管理碩士學位，並於同年通過美國公認會計師公會的公開考試。

董事及高級管理層簡介

非執行董事

劉偉楨先生，五十七歲，於二零零一年三月加入本集團。同時出任本公司審核委員會委員。劉先生為梁錦濤•關學林律師行之首席合夥人。劉先生為香港高等法院之律師，並合資格於英國及澳洲省市執業。劉先生亦為法律公證人及中國委託公證人。

獨立非執行董事

趙世曾博士，七十歲，於二零零四年九月加入本集團。同時出任本公司審核委員會委員及薪酬委員會委員。趙博士為香港聯合交易所有限公司主板上市公司卓能（集團）有限公司的創辦人及執行主席。趙博士畢業於英國Durham大學，獲建築學榮譽學士銜，其後從事地產、投資、財務、樓宇設計及建築行業超過四十年。趙博士亦曾在政府屋宇署及建築部門工作及連續三十年擔任香港地產建設商會董事。趙博士乃香港註冊建築師及英國皇家建築師學會會員及持有美國摩利臣大學榮譽博士銜。趙博士亦榮獲二零零四年之世界傑出華人獎。

陳正博士，五十二歲，於二零零三年二月加入本集團。同時出任本公司審核委員會委員。陳博士於生化藥制業務方面擁有廣泛經驗及專業知識，現擔任台灣健亞生物科技股份有限公司主席及總經理。在此之前，陳博士擔任美國健亞股份有限公司亞洲業務副總裁，亦曾於諾華製藥公司之新藥發明及研究方面工作八年。陳博士擁有逾三十篇著作及十項專利。陳博士持有美國紐約羅徹斯特大學化學博士學位。

Ian Grant ROBINSON先生，六十七歲，於二零零四年九月加入本集團。同時出任本公司審核委員會主席及薪酬委員會委員。Robinson先生為顧問及管理公司Robinson Management Limited之主管。一九九五年該公司成立前，Robinson先生已任職專業會計師達39年，並於國際會計師行安永會計師事務所出任高級合夥人。Robinson先生自1980年一直駐於香港，為亞洲地區提供專業會計服務，並曾於世界多個主要國家工作。Robinson先生現出任美國納斯達克上市公司Brek Energy Corporation之主席及香港房屋協會之監事會委員及審核委員會主席。

高級管理層

康建熔先生，五十九歲，於二零零三年十月加入本集團。康先生出任詩韻有限公司(「詩韻」)之董事總經理。康先生在英國完成工商管理課程後，於一九七四年參與家族企業業務。初期，康先生主理詩韻生產部門。一九八零年初，康先生開始掌管零售業務，並於一九九一年起，成為詩韻領導人。康先生在高級時裝零售界擁有寶貴經驗。

於一九九六年七月，康先生獲法國總統授予*Chevalier de l' Ordre National du Merite*稱號；並於二零零三年六月，獲授予*Chevalier de la Legion d' Honneur*稱號。

黃世禮先生，四十五歲，於二零零一年七月加入本集團。黃先生為投資部副總裁，負責集團的業務發展。加入本集團前，黃先生擔任前第一太平銀行商業貸款部副總裁；及於一所美資銀行出任企業銀行主任，並在芝加哥及紐約獲得國際金融經驗。在加入銀行業前，黃先生亦曾於一所國際會計師行工作，負責投資評估及研究等工作。黃先生持有香港大學社會科學學士學位。

蔣耀強先生，四十二歲，於二零零三年十一月加入本集團。蔣先生為本集團財務總裁，負責本集團之整體財務管理。蔣先生擁有逾十六年專業會計工作及上市公司財務管理工作經驗。蔣先生畢業於香港中文大學，持有工商管理學士學位，為英格蘭及威爾斯特許會計師公會會員，以及香港會計師公會及英國特許公認會計師公會資深會員，蔣先生亦為香港執業會計師。

董事會報告

董事提呈截至二零零六年十二月三十一日止年度之董事會報告及本公司及本集團之經審核財務報表。

主要業務

本公司之主要業務為投資控股及證券買賣。附屬公司之主要業務為批發及零售時裝及飾物、經營電訊業務、經營渡假中心及俱樂部、投資控股及證券買賣。年內，本集團主要業務之性質並無重大轉變。

業績及股息

本集團截至二零零六年十二月三十一日止年度之溢利及本公司與本集團於該日之財務狀況載於財務報表第27至93頁。

董事並不建議派發截至二零零六年十二月三十一日止年度之任何股息(二零零五年：零港元)。

財務資料摘要

本集團過往五個財務年度公佈之業績及資產、負債及少數股東權益摘要載於第95頁，該等資料乃摘錄自經審核財務報表及作出適當之重新分類。該摘要並非經審核財務報表之一部份。

物業、機器及設備和投資物業

於本年度內，本公司及本集團之物業、機器及設備和投資物業之變動詳情分別載於財務報表附註13及14。

投資物業之進一步詳情載於第94頁。

債券

本集團之俱樂部債券資料載於財務報表附註29。

股本及購股權

於本年度內，本公司之法定或已發行股本並無變動。於本年度內，本公司購股權變動之詳情載於財務報表附註33。

購買、贖回或出售本公司上市證券

本公司或其任何附屬公司於本年度內概無購買、贖回或出售本公司任何上市證券。

儲備

於本年度內，本公司及本集團儲備之變動詳情，分別載於財務報表附註34(b)及第30頁之綜合權益變動表。

可供分派儲備

於二零零六年十二月三十一日，按照公司條例第79B條之規定計算，本公司並無可供分派儲備(二零零五年：零港元)。

主要客戶及供應商

本集團五大客戶之銷售額佔本集團本年度銷售總額不足30%。本集團五大供應商之購貨額佔本集團本年度購貨總額約41%，而其中最大供應商之購貨額則約佔11%。

本公司各董事或彼等之聯繫人士或任何股東(據董事知悉，擁有本公司已發行股本5%以上)概無擁有本集團五大供應商之任何實益權益。

董事

於本年度內，本公司董事如下：

執行董事：
梁榮江先生 *(主席)*
吳智明先生 *(行政總裁)*
梁焯才先生
楊永東先生

非執行董事：
劉偉楷先生

獨立非執行董事：
趙世曾博士
陳正博士
Ian Grant ROBINSON先生

根據本公司組織章程細則第101條規定，吳智明先生、梁焯才先生及劉偉楷先生須於應屆股東週年大會上依章輪值告退，惟彼等符合資格，願膺選連任。

董事及高級管理層簡介

本公司董事及本集團高級管理層之簡介載於本年報第8至10頁。

董事之服務合約

於即將舉行之股東週年大會上獲提名連任之董事，均無與本公司或其任何附屬公司訂立倘於一年內終止則須作出賠償之合約(法定賠償除外)。

董事於合約之權益

於本年度內，概無董事於本公司或其任何附屬公司所簽訂並對本集團業務而言屬重大之合約中，直接或間接擁有重大權益。

董事於股份之權益

於二零零六年十二月三十一日，本公司一名董事於本公司或其相聯法團(定義見證券及期貨條例(「證券及期貨條例」)第XV部)之股份中擁有須記入本公司根據證券及期貨條例第352條須存置之登記冊，或根據上市公司董事進行證券交易之標準守則須知會本公司及香港聯合交易所有限公司(「聯交所」)之權益如下：

於本公司每股面值0.01港元普通股之好倉：

董事姓名	通過受控制公司持有之股份數目	佔本公司已發行股本百分比
梁榮江先生	200,000	0.012%

除上述披露者外，於二零零六年十二月三十一日，概無董事於本公司或其任何相聯法團之股份、相關股份或債券中擁有任何根據證券及期貨條例第352條須作登記，或根據上市公司董事進行證券交易之標準守則須知會本公司及聯交所之權益或淡倉。

董事購入股份或債券之權利

董事或彼等各自之配偶或未成年子女於年內任何時間概無獲授予權利藉購入本公司股份或債券而獲取利益，彼等亦無行使任何有關權利，而本公司或其任何附屬公司並無參與任何安排，致使任何董事可於任何其他法人團體取得該等權利。

購股權計劃

本公司購股權計劃之詳情載於財務報表附註33。

薪酬政策

本集團僱員之薪酬政策由薪酬委員會按僱員之表現、資歷及能力而釐定。

本公司董事薪酬由薪酬委員會參照本公司之經營業績、個人表現及可供比較之市場統計數字釐定。

本公司已採納購股權計劃，作為對執行董事及僱員之獎勵，有關購股權計劃之詳情載於財務報表附註33。

主要股東於股份之權益

於二零零六年十二月三十一日，載於本公司根據證券及期貨條例第336條存置之登記冊內，擁有本公司已發行股本5%或以上之權益之人士如下：

於本公司每股面值0.01港元普通股之好倉：

名稱	直接權益	間接權益	所持有股數	佔本公司已發行股本百分比
Diamond Leaf Limited	162,216,503	—	162,216,503	9.8%
Solution Bridge Limited	408,757,642	—	408,757,642	24.8%
龔如心女士(已故)*(附註)*	—	570,974,145	570,974,145	34.6%

附註： 龔如心女士(已故)名下所披露之權益為因彼於Diamond Leaf Limited及Solution Bridge Limited所持有之權益，而被視為龔如心女士(已故)於本公司股份所持有之權益。

除以上所披露者外，於二零零六年十二月三十一日，概無任何人士根據證券及期貨條例第336條所規定登記擁有本公司之股份權益。

關連交易

二零零五年四月二十八日，本公司與一名主要股東所控制之公司Hollywood Palace Company Limited訂立一份租賃協議(「租賃協議」)，繼續租用位於九龍尖沙咀東部麼地道77號華懋廣場15樓1502及1521室，由二零零五年五月一日起計為期兩年，月租為145,620港元，並於租賃期內享有四個月免租期。根據聯交所證券上市規則(「上市規則」)，租賃協議構成本公司之持續關連交易。本公司確認其已遵照上市規則第14A章之披露規定(如適用)。

關連交易（續）

上述持續關連交易已經過本公司獨立非執行董事審閱，且確認有關交易是按照以下情況簽訂：

(a) 本公司日常及一般業務過程；

(b) 按一般商業條款；及

(c) 租賃協議之條款屬公平合理且符合本公司股東之整體利益。

本公司已收到核數師一封函件，報告該持續關連交易：

(a) 已獲本公司董事會批准；及

(b) 乃按照租賃協議而訂立。

充足之公眾持股量

根據本公司所獲公開資料並就董事所悉，於本報告日期，本公司之公眾持股量一直符合上市規則之規定。

核數師

安永會計師事務所於二零零四年首度獲委任為本公司之核數師，以填補因畢馬威會計師事務所之辭任後而產生之空缺。

安永會計師事務所任滿告退，本公司將於應屆股東週年大會上提呈決議案，續聘該會計師事務所為本公司之核數師。

承董事會命
主席
梁榮江

香港，二零零七年四月二十三日

企業管治報告

本公司致力維持良好之企業管治標準及程序，以確保資料披露之完整性、透明度及質素，藉以提高股東價值。

企業管治常規

董事認為，截至二零零六年十二月三十一日止年度，本公司已遵守載於上市規則附錄十四之企業管治常規守則(「企業管治守則」)之守則條文，惟與企業管治守則之守則條文第A.4.1及A.4.2條有關董事服務任期及輪值告退之規定有所差別。

根據企業管治守則之守則條文第A.4.1條規定，非執行董事須以特定任期委任，並須接受重選。本公司之現任非執行董事及獨立非執行董事均不是以特定任期委任。然而，所有非執行董事及獨立非執行董事均須按本公司之章程細則之規定輪值告退。

根據企業管治守則之守則條文第A.4.2條規定，所有獲委任以填補臨時空缺之董事須在其獲委任後之第一次股東大會上由股東投選，以及每位董事，包括以特定任期委任者，須至少每三年輪值告退一次。為了遵守企業管治守則之守則條文第A.4.2條，本公司章程細則之有關修改已於二零零六年六月二日所舉行之股東週年大會上獲股東動議及通過，此後企業管治守則之守則條文第A.4.2條已獲全面遵守。

董事會

(A) 董事會之組成

董事會目前由四名執行董事、一名非執行董事及三名獨立非執行董事組成，負起引導管理層之重要職能。

截至二零零六年十二月三十一日止年度之董事會成員為：

執行董事
梁榮江先生*（主席）*
吳智明先生*（行政總裁）*
梁煒才先生
楊永東先生

非執行董事
劉偉檳先生

獨立非執行董事
趙世曾博士
陳正博士
Ian Grant ROBINSON先生

董事會之架構會定期予以檢討，以確保專業知識、技術及經驗達致平衡，並能符合本集團之業務需要。董事之履歷資料載於第8頁及第9頁。

在所有公司通訊中已按董事類別（包括主席、執行董事、非執行董事及獨立非執行董事之姓名）披露董事會的架構。

就董事所知悉，本公司各董事之間概無任何財務、業務及親屬關係。彼等均可自由作出獨立判斷。

(B) 主席及行政總裁

梁榮江先生擔任董事會主席，吳智明先生則擔任本集團行政總裁。

主席負責管理董事會，而行政總裁則負責管理本公司業務。主席與行政總裁之職責已明確劃分。

主席亦負責確保全體董事均適當知悉有關董事會上所討論之事項，並已及時收到充分及可靠之資料。

董事會(續)

(C) 獨立非執行董事

根據上市規則第3.10(1)條及第3.10(2)條，本公司已委任三名獨立非執行董事，當中Ian Grant ROBINSON先生在財務事宜方面擁有合適之專業資格及經驗。

本公司已接獲各獨立非執行董事根據上市規則第3.13條發出之年度獨立性確認書。本公司認為全體獨立非執行董事均具備獨立性。

(D) 委任、重選及撤換董事

董事會全體成員負責挑選及核准董事會候選成員之委任，因此並沒有成立提名委員會。

本公司現任非執行董事及獨立非執行董事概並非根據特定任期委任。然而，全體非執行董事及獨立非執行董事須按照本公司之章程細則規定輪值告退。

根據本公司之章程細則，任何獲委任以填補臨時空缺或新加入之董事僅可留任至本公司下一屆股東週年大會，並符合資格膺選連任。

於每屆股東週年大會上，當時在任之三分一之董事(或如董事人數並非三或三之倍數時，最接近但不少於三分一之董事)須輪值告退但符合資格膺選連任，而每位董事須至少每三年退任一次。每年告退之董事(包括以特定任期委任之董事)須為自上一次當選後任期最長之董事，但倘若多位董事乃於同一天獲委任，則以抽籤決定須告退之人選(除非該等董事另有協議者則作別論)。

截至二零零六年十二月三十一日止年度，董事會之架構並無變動。

(E) 董事之責任

所有董事均充分了解彼等作為本公司董事之角色及職責。

新任董事於入職時，將獲簡介本集團之主要業務、彼等之責任及職責以及其他監管要求。

公司秘書負責向全體董事發放上市規則及其他相關監管要求之最新資料。

董事會(續)

(F) 董事之證券交易

本公司已採納上市規則附錄十所載之上市公司董事進行證券交易之標準守則(「標準守則」),作為本公司董事進行證券交易之操守守則。經向所有董事作出具體查詢後,所有董事於截至二零零六年十二月三十一日止年度已遵守標準守則規定之條款。

(G) 董事會會議

董事會於截至二零零六年十二月三十一日止年度,曾舉行四次定期董事會會議。截至二零零六年十二月三十一日止年度董事會之出席定期會議記錄如下:

	出席率
執行董事	
梁榮江先生 *(主席)*	4/4
吳智明先生 *(行政總裁)*	4/4
梁煒才先生	4/4
楊永東先生	4/4
非執行董事	
劉偉棓先生	4/4
獨立非執行董事	
趙世曾博士	1/4
陳正博士	3/4
Ian Grant ROBINSON先生	4/4

根據本公司之章程細則,董事可親身或透過其他電子通訊方式出席董事會會議。

董事均經諮詢以提出討論事項列入董事會會議議程。

本公司召開董事會定期會議應發出至少十四天通知,而召開其他董事會會議應發出合理通知。

議程以及相關會議文件會於董事會會議三天前傳閱,確保董事對即將在董事會會議提出之事項能夠在掌握有關資料的情況下作出決定。

董事應可取得公司秘書的意見和服務,公司秘書之職責為向董事提供董事會文件及相關資料,以確保董事會程序及所有適用規則及規例得以遵守。

董事會（續）

(G) 董事會會議（續）

公司秘書負責記錄董事會之會議記錄。該等會議記錄須在每次會議後之合理時間內送交全體董事，並隨時可供董事查閱。會議記錄應對董事會會議上所討論事項及決議作記錄。

倘涉及主要股東或董事之潛在利益衝突，有關事宜會在實際董事會會議討論，而並不會以書面決議方式處理。獨立非執行董事會出席處理涉及利益衝突事宜之董事會會議。

董事及高級管理人員薪酬

本公司於二零零二年四月成立薪酬委員會。薪酬委員會之職權範圍已於二零零五年四月十五日作出修訂，以使其內容與載於企業管治守則之守則條文一致。薪酬委員會之經修訂職權範圍已刊載於本公司網頁。

現行薪酬委員會由本公司主席梁榮江先生，以及兩名獨立非執行董事，即趙世曾博士及Ian Grant ROBINSON先生組成。該委員會由梁榮江先生出任主席。

薪酬委員會之主要職能包括就本公司所有董事及高級管理人員之薪酬政策及架構提供建議，並不時根據董事會決議之企業目標及目的，檢討所有執行董事及高級管理人員之具體薪酬待遇。並無董事參與釐定其本身之薪酬。

薪酬委員會須就其他董事及高級管理人員之薪酬建議諮詢主席及/或行政總裁。

薪酬委員會獲提供充足資源以履行其職務，在有需要時尋求獨立專業意見，並由本公司支付費用。

薪酬委員會於截至二零零六年十二月三十一日止年度舉行了一次會議。截至二零零六年十二月三十一日止年度，薪酬委員會之出席會議記錄如下：

	出席率
梁榮江先生	1/1
趙世曾博士	0/1
Ian Grant ROBINSON先生	1/1

董事及高級管理人員薪酬（續）

二零零六年內，薪酬委員會的工作包括：

(i) 檢討董事及高級管理人員之薪酬政策；及

(ii) 就董事袍金向董事會作出建議。

問責及核數

(A) 財務滙報

董事會負責在所有企業通訊內，就本集團之表現、狀況及前景作出平衡、清晰及全面之評估。

董事可向管理層作出全面查詢且可於必要時獲取本集團之資料。董事可於其認為有需要時尋求獨立專業意見，並由本公司支付費用。

董事了解其在編製本集團財務報表之責任。本公司核數師就其對本集團財務報表之責任之聲明載於第25頁及第26頁之獨立核數師報告。

董事確認，經作出一切合理查詢後，就彼等所知、所了解及所信，彼等並不知悉任何重大不明朗之事件或情況，可能會對本公司持續經營能力造成重大疑慮。

(B) 內部監控

董事會全權負責維持健全和有效之內部監控系統，以保障股東之投資及本公司之資產。

於二零零六年，董事會對本集團之內部監控手冊進行過一次檢討，範圍涵蓋所有重要監控，包括財務、營運、合規監控及風險管理功能。董事會認為本集團之內部監控系統充足而有效。

問責及核數(續)

(C) 審核委員會

本公司於一九九九年一月成立審核委員會。審核委員會之職權範圍已於二零零五年四月十五日作出修訂，以使其內容與載於企業管治守則之守則條文一致。審核委員會之經修訂職權範圍已刊載於本公司網頁。

現行審核委員會由一名非執行董事(劉偉檳先生)以及三名獨立非執行董事(趙世曾博士、陳正博士及Ian Grant ROBINSON先生)組成。該委員會由獨立非執行董事Ian Grant ROBINSON先生出任主席。

四名審核委員會成員在加入本公司之前一年，概無出任外聘核數師之合夥人。

審核委員會之主要職責包括檢討及監控本集團之財務滙報系統及內部監控程序，審閱本集團之財務資料，及監察與本公司核數師之關係。

審核委員會獲提供充足資源以履行其職務，在有需要時尋求獨立專業意見，並由本公司支付費用。

審核委員會於截至二零零六年十二月三十一日止年度舉行了兩次會議，而外聘核數師均有列席。截至二零零六年十二月三十一日止年度，審核委員會之出席會議記錄如下：

	出席率
Ian Grant ROBINSON先生	2/2
趙世曾博士	0/2
陳正博士	2/2
劉偉檳先生	2/2

二零零六年內，審核委員會之工作包括：

(i) 審閱本集團之中期及年度財務報表；

(ii) 審閱外聘核數師提供之非核數服務；及

(iii) 建議董事會重新委任安永會計師事務所出任本公司之核數師。

董事會與審核委員會對挑選、委任、辭任或罷免外聘核數師並無存在意見分歧。

公司秘書負責記錄審核委員會之會議記錄，而該等會議記錄須在每次會議後之合理時間內送交所有委員會成員。

問責及核數(續)

(D) 核數師酬金

截至二零零六年十二月三十一日止年度，本集團外聘核數師為本集團提供以下服務：

	千港元
核數服務	1,565
非核數服務：	
稅務服務	179
商定程序－關連人士交易	15
	1,759

董事會權力之授權

(A) 管理職能

由主席領導之董事會負責制定本集團整體策略及監察管理層之表現。管理層在行政總裁之導領下負責處理本集團之日常業務。

下列事項須由董事會決定：

(i) 制定長期策略;

(ii) 批准各項公佈;

(iii) 批准重大銀行信貸;

(iv) 對各項重大收購及出售作出承擔;

(v) 對各項重大關連交易作出承擔；及

(vi) 審閱內部監控系統。

(B) 董事會轄下之委員會

董事會目前設有三個委員會，包括兩個與企業管治有關之委員會(即審核委員會及薪酬委員會)以及投資委員會。所有董事會轄下之委員會均訂有清晰之書面職權範圍。董事會轄下各委員會定期向董事會匯報其工作及發現。

與股東之溝通

(A) 有效溝通

為了發展及維繫與本公司股東之持續關係，本公司已設立各種溝通渠道，以促進及加強溝通：

(i) 寄發本公司中期及年度報告予本公司股東;

(ii) 股東週年大會為本公司股東提供一個場合，讓彼等提出意見及與董事會交換意見;

(iii) 本集團之最新重要資料載於本公司之網頁；及

(iv) 本公司之網頁為本公司與其股東提供溝通渠道。

主席及董事於股東週年大會上樂意回答本公司股東提出之問題。於股東大會上，具體上不同之議題(包括個別董事之選任)將以個別決議案處理，以確保股東之權利。

董事會主席、執行董事及本公司之核數師均已出席本公司二零零六年股東週年大會，並於會議中回答問題。

(B) 以投票方式表決

要求以投票方式進行表決之程序，於所有寄發予本公司股東通函(附隨股東大會通告)中披露。有關序程由股東大會主席於會議開始時作解釋。

股東大會上每項決議案之投票票數均作正確計算及記錄。

獨立核數師報告

ERNST & YOUNG

致安寧控股有限公司各股東

(於香港註冊成立之有限公司)

本核數師已審核載於第27至93頁安寧控股有限公司之財務報表，包括二零零六年十二月三十一日之綜合及公司資產負債表、截至該日止年度之綜合收益表、綜合權益變動表及綜合現金流量表，以及主要會計政策概要及其他說明附註。

董事就財務報表之責任

貴公司董事須遵照香港會計師公會頒佈之香港財務報告準則及香港公司條例，負責編製並真實而公平地呈列此等財務報表。此責任包括設計、實行及維持與編製並真實而公平地呈列財務報表相關之內部監控，以確保其並無由欺詐或錯誤而引起的重大錯誤陳述；選擇並應用適當會計政策；及按情況下作出合理之會計估計。

核數師之責任

本核數師之責任是根據審核之結果對此等財務報表作出意見。本報告乃按照香港公司條例第141條僅為向全體股東匯報而編製，除此以外，本報告不應用作其他用途。本核數師概不就本報告之內容向任何其他人士負責或承擔責任。

本核數師已按照香港會計師公會頒佈之香港審計準則的規定進行審核。根據該等準則，本核數師須遵守操守規範，並計劃及進行審核工作，以合理確定此財務報表是否不存有任何重大之錯誤陳述。

審核涉及執行程序以獲取與財務報表所載數額及披露事項有關之審核憑證。選取之該等程序須視乎核數師之判斷，包括評估欺詐或錯誤引起財務報表之重大錯誤陳述之風險。在作出該等風險評估時，核數師考慮與公司編製並真實而公平地呈列財務資料有關之內部監控，以為不同情況設計適當審核程序，但並非旨在就公司內部監控是否有效表達意見。審核範圍亦包括評估董事所採用會計政策之恰當性及所作之會計估算之合理性，並就財務報表之整體呈列方式作出評估。

本核數師相信，本核數師所取得之審核憑證是充分及恰當地為本核數師之審核意見提供基礎。

意見

本核數師認為，該等財務報表已按照香港財務報告準則真實及公平地反映 貴公司及 貴集團於二零零六年十二月三十一日之財務狀況及 貴集團截至該日止年度之溢利及現金流量，並按照香港公司條例妥善編製。

安永會計師事務所
執業會計師

香港
中環金融街八號
國際金融中心二期十八樓
二零零七年四月二十三日

綜合收益表

截至二零零六年十二月三十一日止年度

	附註	二零零六年 千港元	二零零五年 千港元
收入	5	**227,206**	242,536
銷售成本		**(97,521)**	(110,221)
毛利		**129,685**	132,315
其他收入及收益	5	**5,103**	5,859
銷售及分銷成本		**(72,231)**	(68,359)
行政費用		**(66,200)**	(74,041)
其他經營收入淨額		**2,509**	16,631
物業公允值變動／撥回重估虧絀	6	**12,545**	6,397
融資成本	7	**(1,077)**	(969)
應佔聯營公司溢利及虧損		**(2,852)**	(2,883)
除税前溢利	6	**7,482**	14,950
税項	10	**—**	43
年內溢利		**7,482**	14,993
可分配於：			
本公司權益持有人	11	**12,047**	10,923
少數股東權益		**(4,565)**	4,070
		7,482	14,993
股息		**無**	無
本公司普通股權益持有人 應佔每股盈利	12		
基本		**0.73仙**	0.66仙
攤薄		**不適用**	不適用

綜合資產負債表

二零零六年十二月三十一日

	附註	二零零六年 千港元	二零零五年 千港元
非流動資產			
物業、機器及設備	13	**84,638**	80,326
投資物業	14	**123,900**	109,700
預付土地租賃款項	15	**3,063**	3,140
商譽	16	**6,610**	6,610
於共同控制公司之權益	18	**—**	—
於聯營公司之權益	19	**20,511**	17,348
可供出售之股本投資	20	**35,503**	35,503
非流動資產總值		**274,225**	252,627
流動資產			
存貨	21	**37,481**	34,920
應收賬款	22	**8,701**	7,105
預付款項、按金及其他應收款項		**33,267**	37,407
預付土地租賃款項	15	**77**	77
按公允值計入損益中之股本投資	23	**154,612**	148,736
衍生金融工具	24	**104**	—
已抵押存款	25	**342**	342
定期存款		**495,074**	515,379
現金及銀行結餘	25	**27,148**	29,246
流動資產總值		**756,806**	773,212
流動負債			
應付賬款及其他應付款項	26	**47,662**	55,270
附息銀行及其他借款	27	**9,268**	3,978
債券之即期部份	29	**4,102**	1,684
其他貸款	30	**5,304**	5,230
應付稅項		**5,497**	5,497
流動負債總額		**71,833**	71,659
流動資產淨值		**684,973**	701,553
總資產減流動負債		**959,198**	954,180

綜合資產負債表（續）

二零零六年十二月三十一日

	附註	二零零六年 千港元	二零零五年 千港元
總資產減流動負債		**959,198**	954,180
非流動負債			
債券	29	**3,754**	6,673
附息銀行及其他借款	27	**206**	297
遞延收入		**25,821**	27,868
非流動負債總額		**29,781**	34,838
資產淨值		**929,417**	919,342
權益			
本公司權益持有人應佔權益			
已發行股本	32	**16,507**	16,507
儲備	34(a)	**885,397**	871,428
		901,904	887,935
少數股東權益		**27,513**	31,407
權益總額		**929,417**	919,342

主席　　　　　　　　*行政總裁*

梁榮江　　　　　　**吳智明**

綜合權益變動表

截至二零零六年十二月三十一日止年度

	本公司權益持有人應佔										
						可供出售					
	已發行		資本			股本投資	滙率			少數	權益
	股本	股份溢價	贖回儲備	特殊儲備	重估儲備	重估儲備	波動儲備	累積虧損	合計	股東權益	總額
	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元
				(附註32(b)(ii))							
於二零零五年一月一日	16.507	1,189,721	478	808,822	1,382	—	1,804	(1.143.348)	875.366	26,182	901,548
重估盈餘 *(附註13)*	—	—	—	—	1,732	—	—	—	1,732	1,155	2,887
可供出售股本投資公允值變動	—	—	—	—	—	(783)	—	—	(783)	—	(783)
於收益表確認之減值虧損	—	—	—	—	—	783	—	—	783	—	783
外匯調整	—	—	—	—	—	—	(86)	—	(86)	—	(86)
年內直接於權益確認之收入及開支總額	—	—	—	—	1,732	—	(86)	—	1,646	1,155	2,801
年內溢利	—	—	—	—	—	—	—	10,923	10,923	4,070	14,993
於二零零五年十二月三十一日及二零零六年一月一日	16,507	1,189,721	478	808,822	3,114	—	1,718	(1,132,425)	887,935	31,407	919,342
重估盈餘 *(附註13)*	—	—	—	—	1,007	—	—	—	1,007	671	1,678
外匯調整	—	—	—	—	—	—	915	—	915	—	915
年內直接於權益確認之收入及開支總額	—	—	—	—	1,007	—	915	—	1,922	671	2,593
年內溢利	—	—	—	—	—	—	—	12,047	12,047	(4,565)	7,482
於二零零六年十二月三十一日	**16,507**	**1,189,721***	**478***	**808,822***	**4,121***	**—***	**2,633***	**(1,120,378)***	**901,904**	**27,513**	**929,417**

* 於綜合資產負債表所列之綜合儲備885,397,000港元(二零零五年:871,428,000港元)包括該等儲備賬。

綜合現金流量表

截至二零零六年十二月三十一日止年度

	附註	二零零六年 千港元	二零零五年 千港元
經營業務之現金流量			
除稅前溢利		**7,482**	14,950
經下列各項調整：			
折舊	6	**8,944**	7,795
遞延收入攤銷	6	**(1,852)**	(400)
預付土地租賃款項之確認	15	**77**	77
融資成本	7	**1,077**	969
上市證券投資之股息收入	5	**(4,765)**	(4,182)
利息收入	5	**(25,478)**	(19,130)
應佔聯營公司溢利及虧損		**2,852**	2,883
公允值變動／撥回重估虧絀：			
投資物業	6	**(9,982)**	(3,785)
渡假中心及俱樂部物業	6	**(2,563)**	(2,612)
應計應付款項撥回	6	**(8,060)**	(17,339)
一間當時之聯營公司貸款之撥備撥回	6	**—**	(4,095)
其他應收款項之減值	6	**4,480**	1,936
出售物業、機器及設備項目之虧損／(收益)	6	**66**	(29)
物業、機器及設備項目之減值	6	**—**	242
公允值虧損／(收益)淨額：			
可供出售股本投資(自權益轉撥)	6	**—**	783
按公允值計入損益中之股本投資	6	**757**	4,169
衍生工具－不符合作對沖用途之交易	6	**(104)**	—
滙兌收益淨額		**(2,615)**	(1,755)
		(29,684)	(19,523)
存貨增加		**(2,561)**	(1,010)
應收賬款減少／(增加)		**(1,596)**	4,605
預付款項、按金及其他應收款項增加		**(2,458)**	(3,454)
應付賬款及其他應付款項減少		**(1,105)**	(11,021)
應收聯營公司款項減少		**—**	641
用於經營業務之現金		**(37,404)**	(29,762)
已收利息		**27,566**	11,608
已收上市證券投資之股息		**4,765**	1,899
退回香港利得稅		**—**	7
退回海外稅項		**—**	97
經營業務現金流出淨額		**(5,073)**	(16,151)

綜合現金流量表(續)

截至二零零六年十二月三十一日止年度

	附註	二零零六年 千港元	二零零五年 千港元
經營業務現金流出淨額		**(5,073)**	(16,151)
投資活動之現金流量			
購買物業、機器及設備項目		**(9,070)**	(8,230)
購買按公允值計入損益中之股本投資		**(15,262)**	(12,915)
可供出售股本投資增加		**—**	(798)
於一聯營公司之投資增加		**—**	(8,013)
聯營公司償還欠款／(借款)		**(5,446)**	4,077
出售物業、機器及設備項目所得款項		**6**	49
出售按公允值計入損益中之 股本投資所得款項		**8,629**	9,304
購入時原到期日超過三個月之非抵押定期存款增加		**(77,278)**	(417,796)
投資活動之現金流出淨額		**(98,421)**	(434,322)
融資活動之現金流量			
新增銀行貸款		**42,840**	39,408
償還銀行貸款		**(37,550)**	(42,118)
贖回債券		**(670)**	(327)
融資租賃款項之本金部份		**(91)**	(68)
已付利息		**(718)**	(607)
融資活動之現金流入／(流出)淨額		**3,811**	(3,712)
現金及現金等值減少淨額		**(99,683)**	(454,185)
年初之現金及現金等值		**126,829**	581,007
外幣滙率變動影響淨額		**2**	7
年終之現金及現金等值		**27,148**	126,829
現金及現金等值結餘之分析			
現金及銀行結餘	25	**27,148**	29,246
購入時原到期日少於三個月之非抵押定期存款		**—**	97,583
		27,148	126,829

資產負債表

二零零六年十二月三十一日

	附註	二零零六年 千港元	二零零五年 千港元
非流動資產			
物業、機器及設備	13	**271**	—
投資物業	14	**127,900**	122,700
於附屬公司之權益	17	**224,780**	210,400
於聯營公司之權益	19	**322**	292
非流動資產總值		**353,273**	333,392
流動資產			
按公允值計入損益中之股本投資	23	**143,381**	138,980
預付款項、按金及其他應收款項		**6,655**	9,420
已抵押存款	25	**342**	342
定期存款		**495,074**	515,379
現金及銀行結餘	25	**4,553**	1,094
流動資產總值		**650,005**	665,215
流動負債			
應付附屬公司款項	17	**54,974**	70,577
應付賬款及其他應付款項	26	**2,408**	3,297
流動負債總額		**57,382**	73,874
流動資產淨值		**592,623**	591,341
資產淨值		**945,896**	924,733
權益			
已發行股本	32	**16,507**	16,507
儲備	34(b)	**929,389**	908,226
權益總額		**945,896**	924,733

主席	*行政總裁*
梁榮江	吳智明

財務報表附註

二零零六年十二月三十一日

1. 公司資料

安寧控股有限公司是一家在香港註冊成立之有限公司。本公司之註冊辦事處地址為香港九龍尖沙咀東部麼地道77號華懋廣場15樓1502室。

年內，本集團從事下列主要業務：

- 批發及零售時裝及飾物
- 經營電訊業務
- 經營渡假中心及俱樂部
- 投資控股及證券買賣

2.1 編製基準

本財務報表乃按照香港會計師公會發出之《香港財務報告準則》(「香港財務報告準則」)(包括《香港會計準則》(「香港會計準則」)及《詮釋》)、香港公認之會計原則及《香港公司條例》之規定而編製。除按公允值計算之投資物業、若干租賃土地及樓宇、股本投資及衍生金融工具外(於下文進一步說明)，本財務報表乃按原值成本法編製。本財務報表以港元呈列，而除另有指明者外，所有金額均四捨五入至最接近千位。

綜合賬目基準

綜合財務報表包括本公司及其附屬公司截至二零零六年十二月三十一日止年度之財務報表。附屬公司之業績乃於收購日期(即本集團取得控制權之日期)起綜合計算，並繼續綜合列賬直至該等控制權終止為止。集團內各公司間之所有重大交易及結餘已於綜合賬目時對銷。

少數股東權益指非由本集團持有之外界股東應佔本公司附屬公司之業績及資產淨值。

2.2 新訂及經修訂香港財務報告準則之影響

本集團於本年度財務報表內首次採納以下新增及經修訂香港財務報告準則。除若干情況下，引致應用新增及經修訂會計政策及額外披露外，採納該等新增及經修訂準則及詮釋對本財務報表並無重大影響。

香港會計準則第21號修訂	於境外業務之投資淨額
香港會計準則第27號修訂	綜合及獨立財務報表：因應二零零五年公司(修訂)條例而作出修訂
香港會計準則第39號及香港財務報告準則第4號修訂	財務擔保合約
香港會計準則第39號修訂	預期集團內公司間交易的現金流量對沖會計法
香港會計準則第39號修訂	公允值選擇權
香港(國際財務報告詮釋委員會)詮釋第4號	釐定一項安排是否包含一項租賃

會計政策之主要改變如下：

(a) 香港會計準則第21號　*外幣匯率變動之影響*

經採納有關於境外業務投資淨額之香港會計準則第21號(經修訂)後，所有源自本集團境外業務投資淨額內貨幣性項目所產生的匯兌損益，不論其以任何貨幣單位定值，均於綜合財務報表確認為權益內一獨立項目。該項變動對截至二零零六年及二零零五年十二月三十一日之財務報表均無重大影響。

(b) 香港會計準則第27號　*綜合及獨立財務報表*

採納經修訂香港會計準則第27號後，導致綜合財務報表內有關附屬公司定義之會計政策有所變更，詳情載於下文附註2.4「主要會計政策概要」。

(c) 香港會計準則第39號　*金融工具：確認及計量*

(i)　財務擔保合約之修訂

此項修訂修改了香港會計準則第39號之範圍，規定已發出但不視為保險合約之財務擔保合約，須初步按公允價值確認，其後按以下較高者重新計量：按香港會計準則第37號「*撥備，或然負債及或然資產*」所釐定之金額，或始初確認價值減按香港會計準則第18號「*收入*」確認之累計攤銷後金額(如適用)。採納該修訂對本財務報表並無重大影響。

2.2 新訂及經修訂香港財務報告準則之影響(續)

(c) 香港會計準則第39號　*金融工具：確認及計量*(續)

(ii) 公允值選擇權之修訂

此項修訂改變了以公允值計入損益中金融工具之定義，及對指定任何財務資產或財務負債以公允值計入損益中之選擇權作出限制。本集團以往並沒有使用此選擇權，因此，該項修訂對本財務報表並沒有影響。

(iii) 預期集團內公司間交易的現金流量對沖會計法之修訂

此項修訂已修訂香港會計準則第39號，倘預期非常有可能發生之集團內公司間交易以該實體之功能貨幣以外之貨幣定值及有關外幣風險將影響綜合損益表，則允許該交易之外幣風險符合作為現金流量對沖的對沖項目。由於本集團現時並沒有此類交易，此項修訂對本財務報表並沒有影響。

(d) 香港(國際財務報告詮釋委員會)詮釋第4號　*釐定一項安排是否包含一項租賃*

本集團已於二零零六年一月一日採用此詮釋，提供了指引以確定包含租賃之安排需採用租賃會計。此項詮釋對本財務報表沒有重大影響。

2.3 已公佈但尚未生效之香港財務報告準則之影響

本集團並未在本財務報表內，採用下列已公佈但尚未生效之相關新訂及經修訂香港財務報告準則。

香港會計準則第1號修訂	資本披露
香港財務報告準則第7號	金融工具：披露
香港財務報告準則第8號	營運分類
香港(國際財務報告詮釋委員會)詮釋第7號	應用香港會計準則第29號「於惡性通脹經濟中財務報告」之重列方法
香港(國際財務報告詮釋委員會)詮釋第8號	香港財務報告準則第2號的範圍
香港(國際財務報告詮釋委員會)詮釋第9號	重估內含衍生工具
香港(國際財務報告詮釋委員會)詮釋第10號	中期財務報告及減值
香港(國際財務報告詮釋委員會)詮釋第11號	香港財務報告準則第2號－集團及庫存股份交易
香港(國際財務報告詮釋委員會)詮釋第12號	服務特許權安排

財務報表附註

二零零六年十二月三十一日

2.3 已公佈但尚未生效之香港財務報告準則之影響（續）

香港會計準則第1號修訂適用於二零零七年一月一日或之後開始之年度期間。經修訂準則將影響下列各項的披露：有關本集團資本管理之目標、政策及程序等非量化資料、有關本公司視為資本之量化數據、對任何資本要求之遵行情形、以及任何不合規情況的後果。

香港財務報告準則第7號適用於二零零七年一月一日或之後開始之年度期間。該準則規定披露有關資料，使財務報表讀者能評估本集團金融工具之重要性及該等金融工具產生的風險性質及範圍。

香港財務報告準則第8號將適用於二零零九年一月一日或之後開始之年度期期，並取代香港會計準則第14號「*分類報告*」。

香港（國際財務報告詮釋委員會）－詮釋第7號、香港（國際財務報告詮釋委員會）－詮釋第8號、香港（國際財務報告詮釋委員會）－詮釋第9號、香港（國際財務報告詮釋委員會）－詮釋第10號、香港（國際財務報告詮釋委員會）－詮釋第11號及香港（國際財務報告詮釋委員會）－詮釋第12號分別適用於二零零六年三月一日、二零零六年五月一日、二零零六年六月一日、二零零六年十一月一日、二零零七年三月一日及二零零八年一月一日或之後開始之年度期間。

本集團現正進行評估初次採用上述新訂及新修訂之財務報告準則之影響。至今結論為雖然採用香港會計準則第1號修訂、香港財務報告準則第7號及香港財務報告準則第8號可能導致新增或經修訂的披露，但應不會對本集團的經營業績及財務狀況造成重大影響。

2.4 主要會計政策概要

附屬公司

附屬公司為本公司直接或間接控制其一半以上投票權或持有一半以上已發行股本或控制其董事會組成之實體；或本公司擁有契約權利可支配其營運及財務政策。

附屬公司之業績已計入本公司收益表，惟以已收及應收股息為限。本公司於附屬公司之權益乃按成本減任何減值虧損列賬。

合營企業

合營企業乃指本集團與其他各方就所進行的經濟活動而訂立的合約安排所成立的公司，合營企業以獨立實體的方式經營，本集團及其他各方均擁有其權益。

2.4 主要會計政策概要(續)

合營企業(續)

合營企業協議規定合營各方的注資額、合營期限及合營企業解散時資產變現的基準。合營企業的經營損益及任何資產盈餘的分配，乃按合營各方各自的出資比例或合營企業協議條款進行分配。

合營企業被視為：

(a) 附屬公司，倘若本集團於該合營企業直接或間接控制其逾半數投票權、已發行股本或對其董事會組成有控制權；或本公司擁有契約權利可支配其營運及財務政策；

(b) 共同控制公司，倘若本集團於合營企業並無單方控制權，而直接或間接擁有共同控制權；

(c) 聯營公司，倘若本集團於合營企業並無單方或共同控制權，惟直接或間接持有合營企業的註冊資本不少於20%，並能對其行使重大影響力；或

(d) 根據香港會計準則第39號入賬的股本投資，倘若本集團直接或間接持有合營企業的註冊資本不足20%，對其亦無共同控制權或重大影響力。

共同控制公司

共同控制公司為一間受共同控制之合營企業，使任何一個參與方不會對共同控制公司之經濟活動有單一控制權。

本集團應佔共同控制公司之收購後業績及儲備分別計入綜合收益表及綜合儲備內。本集團於共同控制公司之權益乃按權益會計法計算本集團應佔之資產淨值減任何減值虧損後，於綜合資產負債表內列賬。

聯營公司

聯營公司為非附屬公司或共同控制公司而本集團一般長期持有不少於20%之股份投票權及可對其管理發揮重大影響力之公司。

本集團應佔聯營公司之收購後業績及儲備分別計入綜合收益表及綜合儲備內。本集團於聯營公司之權益乃按權益會計法計算本集團應佔之資產淨值減去任何減值虧損後，於綜合資產負債表內列賬。

財務報表附註

二零零六年十二月三十一日

2.4 主要會計政策概要(續)

聯營公司(續)

本公司收益表所列聯營公司之業績，乃按已收及應收之股息入賬。本公司於聯營公司之權益作非流動資產處理，並以成本值減任何減值虧損入賬。

商譽

收購附屬公司、聯營公司及共同控制公司而產生之商譽，指業務合併成本超逾本集團於收購當日所佔收購對象之可資識別資產、負債及或然負債之公允淨值之金額。

於二零零五年一月一日或之後之收購協議產生之商譽

收購產生之商譽於綜合資產負債表內確認為一項資產，最初按成本計算，其後以成本減任何累計減值虧損入賬。就聯營公司及共同控制公司而言，商譽均包括於其賬面值內，而非於綜合資產負債表列作個別資產。

商譽賬面值每年進行減值審查或倘於事件或情況之變動顯示商譽賬面值可能出現減值時，則更加頻密地進行減值審查。

就減值審查而言，業務合併產生之商譽由收購日期起分配至本集團預期會從業務合併中獲得協同效益的現金產生單位(或現金產生單位組別)，不論本集團其他資產或負債是否已分配至有關單位或單位組別。有關商譽被分配至之各單位或單位組別：

- 代表本集團為內部管理目的進行之商譽監察之最低層次；及
- 不比根據香港會計準則第14號「*分類報告*」以主要或次要報告形式所釐定之本集團分類基準為大。

減值之釐定在於評估與商譽相關之現金產生單位(現金產生單位組別)之可收回金額。當現金產生單位(現金產生單位組別)之可收回金額低於其賬面值時，減值虧損將予確認。

當商譽為一個現金產生單位(現金產生單位組別)的一部份而該單位的部份業務被出售時，與出售該業務相關之商譽將計入該業務之賬面值內，以釐定出售該業務的收益或虧損。在這情況下出售之有關商譽金額將以被出售業務和現金產生單位的保留部份的相對價值為基礎作計算。

任何已確認之商譽減值虧損不可在以後期間撥回。

2.4 主要會計政策概要(續)

商譽(續)

以往於綜合資本儲備中撇銷之商譽

於二零零一年採納香港會計師公會之會計實務準則第30號「*業務合併*」(會計實務準則第30號)前，收購產生之商譽乃於收購年度在綜合資本儲備中撇銷。於採納香港財務報告準則第3號後，該商譽維持於綜合資本儲備內撇銷，及倘商譽有關之全部或部份業務被出售或倘商譽有關之現金產生單位出現減值時，均不會於收益表內確認。

非金融資產(商譽除外)之減值

倘出現任何減值跡象，或為一項資產進行年度減值審查(存貨、金融資產、投資物業及商譽除外)，則會估計該項資產之可收回金額。除非某類資產產生之現金流量不能獨立於其他資產或多項資產所產生之現金流量(在此情況下，可收回金額按資產所屬之現金產生單位釐定)，否則資產的可收回金額按資產或現金產生單位之使用價值與其公允值減銷售成本之較高者計算，並按個別資產釐定。

當資產的賬面值超過可收回金額時，減值虧損方予確認。評估使用價值時是以除税前之折扣率計算預計未來之現金流量的現值，而該折扣率反映當時市場對金錢之時間價值之評估及該項資產的特有風險。減值虧損於產生期間自損益表內符合減值資產功能之開支類別內扣除，除非該資產以重估價值列帳，在此情況下，則減值虧損按相關之重估資產會計政策處理。

於每個報告日會評估是否有跡象顯示之前已確認的減值虧損不再存在或減少。倘出現該等跡象，則會估計其可回收金額。當用以釐定資產的可回收金額的估計出現變動時，過往已確認之資產減值虧損(商譽及若干金融資產除外)可予以撥回，惟撥回金額不得超過倘過往年度並無就資產確認減值虧損而釐定的賬面值(經扣除任何折舊／攤銷)。減值虧損撥回於產生期間計入收益表內，除非該資產以重估價值列賬，在此情況下，則減值虧損撥回按相關之重估資產會計政策處理。

財務報表附註

二零零六年十二月三十一日

2.4 主要會計政策概要(續)

關連人士

如屬以下情況，任何一方即視為本集團之關連人士：

(a) 該方透過一家或多家中介公司，直接或間接(i)控制本集團，受本集團控制或與本集團受同一方控制；(ii)於本集團擁有權益，並可藉該權益對本集團行使重大影響力；或(iii)共同控制本集團；

(b) 該方為聯營公司；

(c) 該方為共同控制公司；

(d) 該方為本集團或其母公司的主要管理人員其中一名成員；

(e) 該方為(a)或(d)所述之任何人士的近親；

(f) 該方為一家實體，直接或間接受(d)或(e)所述之任何人士控制或共同控制，或(d)或(e)所述之任何人士直接或間接對該實體行使重大影響力或擁有重大投票權；或

(g) 該方為受僱後福利計劃，乃為本集團或屬於其關連人士之任何實體的僱員福利而設。

物業、機器及設備與折舊

物業、機器及設備乃按成本或估值減累計折舊及任何減值虧損列賬。一項物業、機器及設備項目之成本包括其購買價及將該項資產達致運作之狀況及地點作其計劃用途而產生之任何直接相關成本。物業、機器及設備項目投入運作後產生的開支，如修理與保養費用等，一般均會計入該等支出產生期間的收益表內。倘能清楚證明該等開支可導致日後因使用該項物業、機器及設備而獲得之經濟利益有所增加，並可準確估計該項目成本，則將該等開支資本化為有關資產的額外或重置成本。

估值需頻密進行，以確保重估資產之公允值不會與其賬面值出現重大差異。物業、機器及設備價值之變動均計入為資產重估儲備之變動。倘該儲備之總額按個別資產基準釐定不足以抵銷虧絀，則於收益表內扣除超逾儲備之虧絀。任何其後之重估盈餘計入收益表，惟以曾扣除之虧絀金額為限。於出售經重估之資產時，就過往估值所變現之有關資產重估儲備則列作儲備變動而直接轉撥至保留盈利／累計虧損。

2.4 主要會計政策概要(續)

物業、機器及設備與折舊(續)

折舊乃按個別物業、機器及設備項目按下列之估計可使用年期以直線法攤銷其成本或估值至其剩餘價值：

租賃土地及樓宇 *(附註)*	按尚餘租約年期
渡假中心及俱樂部物業	按尚餘租約年期
租賃物業裝修	按尚餘租約年期或5至6年(以較短者為準)
傢具、裝置及設備	2至7年
通訊設備	6年
車輛	3至5年

附註： 這代表位於租賃土地上之樓宇，而有關租賃土地及樓宇成分之公允值，不可於各租賃開始之初可靠地區分。

當一項物業、機器及設備之各部份有着不同之可使用年期，則各部份之成本或估值將按合理基礎分配，而每部份將作獨立折舊。

剩餘價值、可使用年期和折舊方法於每個結算日進行檢討和調整(倘適用)。

當一項物業、機器及設備項目出售或估計日後其使用或出售不再獲得經濟效益時，將終止確認。因出售或報廢資產所得之任何損益於其終止確認年度計入收益表，金額乃出售有關資產所得款項淨額與其賬面值之差額。

投資物業

投資物業是以獲得租金收入及／或資本增值為目的(而非用以生產、提供產品或服務、行政用途；或於一般業務過程中可供出售)而持有之土地及樓宇(包括根據經營租賃持有之物業可另行符合投資物業之定義)。有關物業最初按成本入賬(包括交易成本)，經首次確認後，投資物業於結算日按反映市場情況之公允值列賬。

投資物業公允值變動所產生之損益均計入產生年度之收益表內。

投資物業報廢或出售的損益在報廢或出售年度之收益表內予以確認。

財務報表附註

二零零六年十二月三十一日

2.4 主要會計政策概要(續)

租賃

凡將資產所有權(法定業權除外)之絕大部份回報與風險撥歸本集團之租賃列為融資租賃。於融資租賃訂立時,租賃資產成本按最低應付租金之現值資本化,並連同債項(不包括利息部分)列賬,以反映購買及融資事項。以資本化融資租賃持有之資產計入物業、機器及設備類別內,並按租賃年期及其估計可使用年期(以較短者為準)折舊。租賃之融資成本從收益表中扣除,以便在租賃年期內反映一致的定期費用率。

透過融資性質之分期付款合同購入之資產均列為融資租賃處理,惟按其估計可使用年期進行折舊。

凡資產所有權之大部分回報與風險仍歸於出租人之租賃,均視作經營租賃。倘本集團為出租方,則按經營租賃出租之資產計入非流動資產中,而根據經營租賃應收之租金則按租賃年期以直線法於收益表內確認為收入。倘本集團為承租方,則根據經營租賃應付之租金(扣除從出租方收取之任何任優惠)按租賃年期以直線法於收益表中確認為費用。或然租金於產生期間在收益表中扣除。

根據經營租賃預付之土地租賃款項最初以成本值入賬,其後以直線基準按租賃年期確認。當租賃款項不能可靠地以土地及樓宇成份分配,整筆租賃款項將列作融資租賃處理,及列作物業、機器及設備類別內之土地及樓宇成本內。

投資及其他金融資產

根據香港會計準則第39號範疇下之金融資產分類為按公允值計入損益中之金融資產、貸款及應收賬款、及可供出售之金融資產(視適用情況而定)。金融資產於首次確認時以公允值計算,而並非按公允值計入損益中之投資,則另外包括直接應佔交易成本。於首次成為合約的訂約方時,本集團會考慮該合約是否為內含衍生工具。若分析顯示內含衍生工具之經濟特徵與風險與主合約並無密切關係,則該等內含衍生工具需與其非按公允值計入損益中之主合約分開處理。

本集團於首次確認後釐定其金融資產分類,並在容許及適當之情況下於結算日重新評估有關分類。

所有一般買賣之金融資產概於交易日(即本集團承諾購買或出售該資產之日期)予以確認。一般買賣乃指按照一般市場規定或慣例在一定期間內交付資產之金融資產買賣。

2.4 主要會計政策概要(續)

投資及其他金融資產(續)

以公允值計入損益中之金融資產

以公允值計入損益中之金融資產包括擬持作買賣用途之金融資產。金融資產如以短期出售為目的而購買，概分類為持作買賣用途。衍生工具均分類為持作買賣用途，惟被指定作有效對沖用途工具除外。持作買賣用途之投資所產生之損益於收益表中確認。

貸款及應收賬款

貸款及應收賬款為具有固定或可議定付款，但於交投活躍市場並無報價的非衍生金融資產。該等資產其後使用實際利息按攤銷成本計算。計算攤銷成本時，將考慮任何收購折讓或溢價，並包括屬於實際利率及交易成本組成部分的費用。該等貸款及應收賬款於被終止確認、出現減值或進行攤銷時產生之損益於收益表確認。

可供出售金融資產

可供出售金融資產乃分類作可出售或不能分類作其他兩類，且屬上市及非上市股本證券之非衍生金融資產。在首次確認後，可供出售金融資產按公允值計算，其損益則在權益中獨立確認，直至有關投資被終止確認或被釐定出現減值時，則過往在權益中列賬之累計損益會計入收益表內。

當由於(a)有關投資之合理公允值之估計範圍存在重大的可變性或(b)未能合理地評估有關範圍內可能出現之多項估計及用以估算公允值時，有關證券會按成本值減任何減值虧損列賬。

公允值

在有規模金融市場內交投活躍之投資之公允值乃參考結算日之市場收市買入報價釐定。對於沒有活躍交投市場之投資，公允值將採用估值方法來釐定。該等方法包括採用近期所進行的公平市場交易、參考其他大致類同工具的現行市場價格、現金流量折現分析和其他估價模式。

財務報表附註

二零零六年十二月三十一日

2.4 主要會計政策概要(續)

金融資產減值

本集團於各結算日評估是否有客觀跡象顯示一項金融資產或一組金融資產出現減值情況。

以攤銷成本計算之資產

倘有客觀跡象顯示以攤銷成本計算之貸款及應收賬款已產生減值虧損，資產之賬面值與其估計未來現金流量(不包括尚未產生的未來信貸損失)以資產原有實際利率(即於首次確認時計算之實際利率)折算之現值之差額確認為減值虧損。有關資產之賬面值可通過直接沖減或通過備抵賬目作出扣減。有關減值虧損於收益表中確認。

本集團首先對具個別重大之金融資產進行個別評估，評估是否有客觀跡象顯示存有減值情況，對非重大的金融資產則進行個別或共同減值評估。倘若經個別評估之金融資產(無論具重要性與否)確定並無客觀跡象顯示存有減值，該項資產會歸入一組具有相似信貸風險特性的金融資產內，並對該組金融資產是否存有減值作共同評估。倘經個別評估減值的資產而其減值虧損會或將繼續確認入賬，有關資產則不會納入集體減值評估之內。

以後期間，倘若減值虧損的金額減少，而減少之原因能客觀地與減值確認後所發生之事件相聯，則先前確認之減值虧損可予撥回。任何減值虧損之其後撥回將於收益表內確認入賬，惟該撥回金額不得超過於回撥當日該資產以攤銷成本而計算之賬面值。

就應收賬項而言，若有客觀跡象(如債務人喪失償債能力或面臨重大財務困難的可能性)顯示本集團將無法根據發票原定條款收回全部到期欠款，則作出減值撥備。應收賬項的賬面值可通過備抵賬目作出抵減。已減值債務被評估為不可收回時，即取消確認。

以成本計算之資產

倘有客觀跡象顯示並非以公允值入賬(因無法可靠地計算其公允值)之無市場報價股本工具產生減值虧損，虧損金額乃為有關資產之賬面值與以同類金融資產估計未來現金流量現值(按目前市場利率折讓)之差異。有關資產之減值虧損不可撥回。

2.4 主要會計政策概要（續）

終止確認金融資產（續）

可供出售之金融資產

倘一項可供出售之資產出現減值，其成本值（扣除任何本金付款及攤銷）與其目前公允值之差額，在扣減以往在收益表中確認之任何減值虧損後會由權益轉撥至收益表。分類作可供出售之股本工具之減值虧損不可於收益表中撥回。

終止確認金融資產

一項金融資產（或一項金融資產之一部分或一組同類金融資產之一部分）在下列情況將終止確認：

- 收取該項資產所得現金流量之權利經已屆滿；
- 本集團保留收取該項資產所得現金流量之權利，惟須根據一項「過渡」安排，在未有嚴重延緩之情況下，已就有關權利全數承擔付款予第三者之責任；或
- 本集團已轉讓其收取該項資產所得現金流量之權利，並(a)已轉讓該項資產之絕大部分風險及回報；或(b)並無轉讓或保留該項資產絕大部分風險及回報，但已轉讓該項資產之控制權。

本集團凡轉讓其收取該項資產所得現金流量之權利，但並無轉讓或保留該項資產之絕大部分風險及回報，且並無轉讓該項資產之控制權，該項資產將確認入賬之金額，以本集團持續參予該項資產之程度計算。如持續參予之形式為本集團就已轉讓資產作出之一項擔保，則已轉讓資產乃以該項資產之原賬面值及本集團或須償還之代價數額上限（以較低者為準）計算。

以書面及/或購入期權(包括一項現金結算期權或同類條款)方式持續參與之已轉讓資產，本集團持續參與之程度為本集團可能回購之已轉讓資產金額，惟以公允值計算之一項資產屬書面認沽期權(包括一項現金結算期權或同類條款)，本集團之持續參與程度則限於已轉讓資產之公允值與期權行使價兩者中較低者。

2.4 主要會計政策概要(續)

以攤銷成本計算之金融負債(包括計息貸款及借貸)

金融負債包括貿易及票據應付款項、其他應付款項及應計項目、及計息貸款及借貸，初步按公允值減直接應佔交易成本確認入賬。其後利用實際利息法按攤銷成本計算，惟倘折讓影響不明顯，則按成本列賬。

於負債終止確認時或透過攤銷過程產生之有關損益於收益表中確認入賬。

財務擔保合約

香港會計準則第39號範圍內之財務擔保合約被分類為財務負債。一份財務擔保合約初始按其公允值加上因收購或發出財務擔保合約所直接產生之應佔交易成本進行確認，除非此合同是以公平值計入損益中。初始確認之後，本集團將按以下二者之中較高者計量此財務擔保合約：(i)根據香港會計準則第37號「*撥備，或然負債及或然資產*」所確定的金額；及(ii)初始確認金額減去根據香港會計準則第18號「*收入*」所確認的累計攤銷額(如適用)。

終止確認金融負債

當金融負債已獲履行、取消或期滿，本集團終止確認金融負債。

當現有金融負債被來自同一借款人之另一形式所取代，而條款截然不同或現有負債之條款經重大修訂，該取代或修訂將視為終止確認原來負債及確認新負債，而各自賬面值間之差異將於收益表中確認。

衍生金融工具及對沖

本集團採用衍生金融工具如外滙期權合約作對沖外滙波動風險。該等衍生工具最初於訂立衍生工具合約之日按公允值確認，其後按公允值重新計量。當衍生工具之公允值為正數時，均作資產入賬；當公允值為負數時，則作為負債入賬。

任何不符合作對沖會計處理之衍生工具之公允值變動即時於損益表中確認。

外滙期權合約之公允值乃參考到期概況類似合同之現時遠期匯率而釐定。

2.4 主要會計政策概要（續）

存貨

存貨按成本值及可變現淨值兩者中較低者列賬。成本值按先進先出方法或實際基準釐定，並包括購貨之票面值及運費、保險及付運成本（如適用）。可變現淨值乃按估計售價減完成銷售所需之任何估計成本計算。

現金及現金等值

就綜合現金流量報表而言，現金及現金等值包括可隨時轉換為已知數額現金，並承受價值變動風險甚微之手頭現金、活期存款及短期高流通性投資，一般於購入後三個月內到期，減除須應要求償還及構成本集團現金管理整體部份之銀行透支。

就資產負債表而言，現金及現金等值包括手頭現金及銀行結存現金（包括定期存款），其用途並無限制。

撥備

倘因過往事宜產生目前須負責任（法定或推定義務）及將來可能需要付出經濟利益以償還有關責任，則撥備予以確認，惟該責任之金額須能夠可靠地予以估計。

倘折現之影響屬重大者，確認為撥備之款項為於結算日預期所需償還債務之現值金額。當折現值隨時間而有所增加，有關增幅計入收益表之融資成本。

所得稅

所得稅包括即期及遞延稅項。所得稅於收益表中確認，倘所得稅關乎同一或不同期間直接於權益確認之項目，則於權益內確認。

即期及過往期間之流動稅務資產及負債按預期能從稅局收回或須支付予稅局之金額計算。

遞延稅項乃採用負債法計算，就於結算日之資產及負債之計稅基準及該等項目用作財務滙報用途之賬面值兩者間所有暫時性差額作出撥備。

財務報表附註

二零零六年十二月三十一日

2.4 主要會計政策概要(續)

所得稅(續)

遞延稅項負債就一切暫時可課稅差額予以確認，除非：

- 於商譽或一宗交易中(並非業務合併)首次確認之資產或負債(於交易時並不影響會計溢利或應課稅溢利或虧損)所產生之遞延稅項負債；及

- 就投資附屬公司、聯營公司及合營企業權益時產生之應課稅暫時差額，倘若撥回暫時差額之時間可以控制及暫時差額不甚可能在可見將來撥回。

所有可予扣減暫時差額、未動用稅項抵免及未動用稅項虧損結轉之遞延稅項資產，僅在有足夠應課稅溢利作為抵銷，致使可予扣減暫時差額、未動用稅項抵免及未動用稅項虧損得以應用之情況下，可確認為遞延稅項資產，除非：

- 關乎於一宗交易(並非業務合併)中首次確認之資產或負債(於交易時並不影響會計溢利或應課稅溢利或虧損)所產生之可予扣減暫時差額之遞延稅項資產；及

- 就投資附屬公司、聯營公司及合營企業權益時產生之可予扣減暫時差額，僅於暫時差額可能會在可見將來撥回及將有應課稅溢利作為抵銷之情況下，才確認遞延稅項資產。

遞延稅項資產之賬面值乃於各結算日進行審閱及扣減，相應扣減之金額以不可能有足夠應課稅溢利以應用全部或部份遞延稅項資產為止。相反，先前未確認之遞延稅項資產乃於可能獲得足夠應課稅溢利以應用全部或部份遞延稅項資產之情況下予以確認。

遞延稅項資產及負債乃根據於結算日已實施或實際上已實施之稅率(及稅務法例)，按變現資產或清償負債之期間預期適用之稅率予以估量。

倘若存在可合法強制執行之權利，可以即期稅項資產抵銷即期稅項負債，及遞延稅項與同一課稅實體及同一稅局相關，則遞延稅項資產與遞延稅項負債可互相抵銷。

2.4 主要會計政策概要（續）

收入確認

收入於可能為本集團帶來經濟利益及能可靠地計算時予以確認，基準如下：

(a) 時裝及飾物之批發及零售

銷售時裝及飾物之收入於擁有權之重大風險及回報均轉予買方時確認；惟本集團已不能就其擁有權作出相關之行政參與；及對售出之貨物亦無有效之控制權。

(b) 經營電訊業務

電訊運營包括提供電訊服務及推廣和分銷網絡卡。

提供電訊服務
來自提供電訊服務之收益，包括專利服務及網絡商業營運，乃按與國際電訊傳遞商同意之交易數據，於提供服務時確認，並以預計可收回之款額為限。

推廣和分銷網絡卡
推廣和分銷網絡卡之收益於提供服務以及本集團收取款項之權利已確立時確認。

(c) 經營渡假中心及俱樂部

入會費於會籍申請獲接納及並無存在收取會費之重大不明朗因素時確認。年費按會籍之有關期間入賬。提供渡假中心及會所設施、飲食服務及其他服務之收益於送出貨物或提供服務時確認。

(d) 股息收入

股息收入於股東收取股息之權利已確立時確認。

財務報表附註

二零零六年十二月三十一日

2.4 主要會計政策概要(續)

收入確認(續)

(e) 利息收入

利息收入以應計方式按實際利率計算，實際利率即將金融工具預計可用年期所收取之估計現金收入折算至該金融資產賬面淨值之利率。

(f) 租金收入

租金收入按租賃期以時間比例確認，惟另有一基準更能反映有關租賃資產所得之利益則除外。或然租金會於其產生期間，計入收益表。

(g) 顧問、管理及其他服務

提供顧問、管理及其他服務之收入於提供有關服務及本集團收取款項之權利確立時確認。

僱員福利

有薪假期結轉

本集團根據僱員合約給予其僱員有薪年假。在若干情況下，於結算日未支取之年假允許結轉，留待有關僱員於來年享用。於結算日，將會就年內僱員享有之有關及允許結轉有薪假期之預期未來成本作出撥備。

僱傭條例之長期服務金

本集團若干僱員在本集團已工作滿所需服務年期，符合根據香港僱傭條例於終止受聘時獲取長期服務金。倘若終止聘用符合僱傭條例所規定之若干情況，本集團有責任支付有關服務金。

本集團就預期未來很可能支付之長期服務金作出撥備。該等撥備乃按照員工截至結算日因服務本集團所可能賺取之未來金額之最佳估計。

2.4 主要會計政策概要(續)

僱員福利(續)

僱傭條例之長期服務金(續)

由於若干僱員已於結算日為本集團服務滿所需年期，符合根據僱傭條例於若干情況下終止受聘時可獲取長期服務金，故在或然負債作出披露。由於該情況不大可能導致本集團未來有重大資源流出，因此並無就有關款項作出撥備。

退休金計劃

本集團據香港強制性公積金條例設立一項定額供款強制性公積金退休福利計劃(「強積金計劃」)，供合資格僱員參加。供款額為僱員基本薪金的若干個百分比，並根據強積金計劃之規則於需支付時在收益表中扣除。強積金計劃的資產與本集團資產分開持有，並由獨立管理基金管理。本集團之僱主供款在注入強積金計劃後，便全數歸於僱員。

除強積金計劃外，本集團亦根據職業退休計劃條例為合資格參與僱員另設有定額供款退休福利計劃。該等另設計劃的運作與強積金計劃相似，惟員工於可全數取得本集團作出之僱主供款前退出計劃，本集團可藉沒收僱員放棄之有關供款以扣減日後應支付之供款。

以股權支付之交易

本公司設立購股權計劃旨在鼓勵及獎賞對本集團業務有所貢獻之合資格參與者。本集團僱員(包括執行董事)以股權支付之交易方式收取薪酬，僱員則提供服務作為股權工具之代價(「權益結算交易」)。

與僱員進行股權支付交易之成本參考工具授出日期之公允值計算。公允值按一般公認之期權定價模式釐定。在計算權益結算交易之價值時，除與本公司股價相聯繫之條件(「市場條件」)外(如適用)，並不考慮任何履行條件。

財務報表附註

二零零六年十二月三十一日

2.4 主要會計政策概要(續)

僱員福利(續)

以股權支付之交易(續)

股權支付交易之成本與權益相應之增加，在表現及／或服務條件得到履行之期間內分期確認，直至相關僱員完全可享有該權利之日(「歸屬日」)。在歸屬日前之每一結算日，就權益結算交易所確認之累計開支反映了歸屬日屆滿之狀況及本集團對於最終將歸屬之權益工具數量之最佳估計。期內於收益表扣除或計入之金額為期初和期末所確認之累計開支之變動。

對於已授出但尚未歸屬的購股權，不會確認任何開支，但視乎市場條件而決定歸屬與否的已授出購股權則除外，對於該類購股權而言，只要所有其他履行條件已經達成，不論市場條件是否達成，均會被視為已歸屬。

倘若以股權支付之購股權之條款有所修改，所確認之開支最少須達到猶如條款並無任何修改之水平。此外，倘若任何修改導致以股權支付之安排之總公允值有所增加，或對僱員帶來其他利益，則應就該等修改於修改日期計算及確認開支。

倘若以股權支付之購股權被註銷，應被視為已於註銷日期歸屬，任何尚未確認之購股權開支，均應立刻確認。然而，若授予新購股權代替已註銷之購股權，並指定為授出當日替代之購股權，則已註銷之購股權及新購股權，均應被視為原有購股權一如前段所述之修改般處理。

計算每股盈利時，未行使購股權之攤薄效應，反映為額外股份攤薄。

本集團已採納香港財務報告準則第2號有關以股權支付的過渡性條文，並只適用於在二零零二年十一月七日後授出但並未於二零零五年一月一日前歸屬，以及在二零零五年一月一日或之後授出之以股權支付之購股權。

借貸成本

借貸成本於其所產生期間於收益表中確認為開支。

2.4 主要會計政策概要(續)

外幣

本財務報表以港元呈報，即本公司之功能及呈報貨幣。本集團內之實體各自決定其功能貨幣，各實體之財務報表項目均以所定功能貨幣計算。外幣交易最初按交易日之有關功能貨幣之匯率換算入賬。以外幣為計價單位之貨幣資產及負債，按有關功能貨幣於結算日之匯率重新換算。所有匯兑差額撥往收益表。按原值成本列賬及以外幣結算之非貨幣項目，採用最初交易日期之匯率換算。按公允值列賬及以外幣結算之非貨幣項目，採用釐定公允值日期之匯率換算。

若干海外附屬公司、共同控制公司及聯營公司之功能貨幣為港元以外貨幣。於結算日時，有關實體之資產與負債，按結算日之匯率換算為本公司之呈報貨幣，其收益表則按本年度之加權平均匯率換算為港元。因此而產生之匯兑差額計入外匯變動儲備內。出售境外實體時，就該項境外業務在權益中確認之遞延累計金額，將於收益表中確認。

就綜合現金流量表而言，海外附屬公司之現金流量按現金流量日期之滙率換算為港元。海外附屬公司於整個年度經常產生之現金流量則按本年度之加權平均滙率換算為港元。

3. 主要會計判斷及估計

判斷

於採用本集團之會計政策時，除涉及估計者外，管理層已作出以下對於本財務報表內確認之數額構成最重大影響之判斷：

經營租賃承擔－本集團作為出租人

本集團已對其若干投資物業組合訂立商用物業租約。據本集團之判斷，將保留該等按經營租賃出租物業之全部主要風險及回報之擁有權。

財務報表附註

二零零六年十二月三十一日

3. 主要會計判斷及估計(續)

判斷(續)

投資物業與業主自用物業間之分類

對於決定一幢物業能否分類為投資物業，本集團已訂出一套判斷準則。投資物業乃持有作收租或升值或同時作收租及升值用途之物業。因此，本集團須考慮一幢物業能否獨立於本集團持有之其他資產而帶來大量現金流量。

作出判斷時，將按個別物業情況決定配套服務所佔比重是否過高，以致物業不符合投資物業標準。

不明朗因素估計

就未來所作主要假設及於結算日其他主要不明朗因素估計之來源，而該等假設及估計會造成須對下一個財政年度內資產及負債賬面值作出重大調整之重大風險均於下文討論。

商譽減值

就商譽減值評估所作之主要假設均列載於財務報表附註16。

投資物業公允值之估計

在缺乏活躍市場中同類物業之現時價格時，本集團考慮多方面資料，其中包括：

(a) 不同性質、狀況或地點(或受不同租約或其他合約規限)物業在活躍市場上之現時價格(須就各項差異作出調整)；

(b) 活躍程度稍遜之市場所提供相類物業最近期價格(須按自有關價格成交當日以來經濟狀況出現之任何變化作出調整)；及

(c) 根據對於未來現金流量之可靠估計而作出之折讓現金流量預測。該預測獲現有租約與其他合約之條款及(在可能情況下)外在因素(如地點及狀況相同之類似物業最新市場租值)支持，並採用足以反映現時無法肯定有關現金流量金額及時間之折讓率計算。

本集團估計公允值時之主要假設包括地點及狀況相同之同類物業之現時市場租值、適當之折讓率、預期未來市場租值及未來之維修保養費用。

本集團之投資物業於二零零六年十二月三十一日之總賬面值為123,900,000港元(二零零五年：109,700,000港元)。

4. 分類資料

分類資料以兩個分類方式呈列：(i)按業務分類作主要呈列方式；及(ii)按地區分類作為次要呈列方式。

本集團之經營業務乃根據業務性質及所提供之產品及服務而分開組成及管理。本集團每個業務分類指所提供產品及服務所承受之風險及享有之回報與其他分類業務有別之策略業務單元。業務分類之概要如下：

業務分類	經營性質
批發及零售時裝及飾物	時裝及飾物貿易
經營電訊業務	提供電訊服務，以及推廣及分銷網絡卡
經營渡假中心及俱樂部	提供渡假中心及俱樂部設施及飲食服務
投資及財務管理	財務管理及持有與買賣投資以獲取短期及長期投資回報

在釐定本集團之地區分類時，收入按客戶所在地劃分，而資產則按資產所在地劃分。

用以進行分類間銷售及轉讓交易之售價，參考向第三方作銷售所採用之現行市價。

財務報表附註

二零零六年十二月三十一日

4. 分類資料（續）

(a) 業務分類

下表呈列本集團截至二零零六年及二零零五年十二月三十一日止年度之業務分類收入、溢利以及若干資產、負債及開支資料。

本集團

	批發及零售時裝及飾物		經營電訊業務		經營渡假中心及俱樂部		投資及財務管理		總額	
	二零零六年	二零零五年	二零零六年	二零零五年	二零零六年	二零零五年	二零零六年	二零零五年	二零零六年	二零零五年
	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元
分類收入：										
銷售予外界客戶	174,710	195,467	2,985	4,630	19,268	19,127	30,243	23,312	227,206	242,536
其他收入	2,202	4,802	7	583	2,370	371	524	103	5,103	5,859
總計	176,912	200,269	2,992	5,213	21,638	19,498	30,767	23,415	232,309	248,395
分類業績	(11,039)	10,662	(3,397)	5,360	3,725	(113)	11,618	(906)	907	15,003
未分配開支									(2,041)	(2,598)
公允值變動／撥回重估虧絀：										
－投資物業	–	–	–	–	8,782	3,285	1,200	500	9,982	3,785
－渡假中心及俱樂部物業	–	–	–	–	2,563	2,612	–	–	2,563	2,612
融資成本									(1,077)	(969)
應佔聯營公司溢利及虧損	–	–	–	–	(4,571)	(4,019)	1,719	1,136	(2,852)	(2,883)
除稅前溢利									7,482	14,950
稅項									–	43
年內溢利									7,482	14,993

財務報表附註

二零零六年十二月三十一日

4. 分類資料（續）

(a) 業務分類（續）

本集團（續）

	批發及零售時裝及飾物		經營電訊業務		經營渡假中心及俱樂部		投資及財務管理		總額	
	二零零六年	二零零五年	二零零六年	二零零五年	二零零六年	二零零五年	二零零六年	二零零五年	二零零六年	二零零五年
	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元
分類資產	97,568	97,748	18,280	15,544	190,637	175,230	704,035	719,969	1,010,520	1,008,491
於聯營公司及共同控制公司之權益	–	–	–	–	8,942	8,067	11,569	9,281	20,511	17,348
總資產									1,031,031	1,025,839
分類負債	14,464	10,565	23,141	32,237	45,970	47,719	3,068	6,204	86,643	96,725
未分配負債									14,971	9,772
總負債									101,614	106,497
其他分類資料：										
折舊及攤銷	7,028	5,727	107	300	1,781	1,765	105	80	9,021	7,872
於收益表確認之減值虧損	–	–	–	242	–	–	–	783	–	1,025
應計應付款項撥回	–	–	8,060	17,339	–	–	–	–	8,060	17,339
一間當時為聯營公司貸款之撥備撥回	–	(4,095)	–	–	–	–	–	–	–	(4,095)
其他非現金開支	–	–	26	–	40	–	12,038	15,159	12,104	15,159
資本開支：										
－物業、機器及設備	8,393	8,402	10	221	322	64	345	–	9,070	8,687
－投資物業	–	–	–	–	18	7,721	–	–	18	7,721
直接於股東權益確認之租賃土地及樓宇重估盈餘	1,007	1,732	–	–	–	–	–	–	1,007	1,732

財務報表附註

二零零六年十二月三十一日

4. 分類資料（續）

(b) 地區分類

下表呈列本集團截至二零零六年及二零零五年十二月三十一日止年度按地區劃分之收入及若干資產及開支資料。

本集團

	香港		中國大陸		其他亞太地區		其他		總額	
	二零零六年 千港元	二零零五年 千港元	二零零六年 千港元	二零零五年 千港元	二零零六年 千港元	二零零五年 千港元	二零零六年 千港元	二零零五年 千港元	二零零六年 千港元	二零零五年 千港元
分類收入：										
銷售予外界客戶	224,132	237,809	3,070	3,675	4	629	–	423	227,206	242,536
其他分類資料：										
分類資產	843,390	853,901	155,991	139,790	30,706	31,078	944	1,070	1,031,031	1,025,839
資本開支：										
－物業、機器及設備	9,060	8,466	10	57	–	164	–	–	9,070	8,687
－投資物業	–	–	18	7,721	–	–	–	–	18	7,721

財務報表附註

二零零六年十二月三十一日

5. 收入、其他收入及收益

本集團主要業務為批發及零售時裝及飾物、經營電訊業務、經營渡假中心及俱樂部、及投資及財務管理。收入(亦即本集團之營業額)、其他收入及收益的分析如下：

	二零零六年 *千港元*	二零零五年 *千港元*
收入		
批發及零售時裝及飾物	**174,710**	195,467
經營電訊業務	**2,985**	4,630
經營渡假中心及俱樂部	**19,268**	19,127
上市證券投資股息收入	**4,765**	4,182
利息收入	**25,478**	19,130
	227,206	242,536
其他收入及收益		
租金收入	**455**	529
管理費	**1,833**	3,463
其他	**2,815**	1,867
	5,103	5,859

財務報表附註

二零零六年十二月三十一日

6. 除稅前溢利

本集團之除稅前溢利經扣除／(計入)下列各項：

	附註	二零零六年 千港元	二零零五年 千港元
銷售存貨成本		**97,272**	108,109
折舊*	13	**8,944**	7,795
核數師酬金		**1,565**	1,618
遞延收入攤銷		**(1,852)**	(400)
預付土地租賃款項之確認*	15	**77**	77
土地及樓宇之經營租賃租金：			
最低租賃開支		**36,307**	34,079
或然租金		**1,854**	2,877
一間當時為聯營公司貸款之撥備撥回*		**—**	(4,095)
其他應收款項之減值*		**4,480**	1,936
應計應付款項之撥回*		**(8,060)**	(17,339)
公允值虧損／(收益)，淨額：			
可供出售投資(自權益撥入)*		**—**	783
按公允值計入損益中之股本投資*		**757**	4,169
衍生工具－不符合作對沖之交易*		**(104)**	—
物業、機器及設備項目之減值*	13	**—**	242
出售物業、機器及設備項目之虧損／(收益)*		**66**	(29)
租金收入淨額		**(449)**	(21)
員工成本(包括董事酬金 *(附註8)*)：			
薪金、工資及其他福利		**56,013**	58,295
定額供款計劃之退休金供款，已扣除被放棄之供款48,000港元(二零零五年：40,000港元)**		**1,963**	1,994
		57,976	60,289

6. 除稅前溢利(續)

本集團之除稅前溢利經扣除／(計入)下列各項：

	附註	二零零六年 千港元	二零零五年 千港元
滙兌收益淨額*		**(8,791)**	(8,637)
公允值變動／撥回重估虧絀：			
投資物業	14	**(9,982)**	(3,785)
渡假中心及俱樂部物業	13	**(2,563)**	(2,612)
		(12,545)	(6,397)

* 該等結餘已計入綜合收益表中「其他經營收入淨額」一項。

** 於二零零六年十二月三十一日，並無被放棄之供款可供本集團用以減少其於未來年度向退休金計劃供款之金額(二零零五年：無)。

7. 融資成本

	本集團	
	二零零六年 千港元	二零零五年 千港元
須於五年內悉數償還之銀行貸款及透支之利息	**704**	597
融資租賃之利息	**14**	10
債券之累增利息	**359**	362
	1,077	969

財務報表附註

二零零六年十二月三十一日

8. 董事酬金

根據上市規則及香港公司條例第161條須予披露之本年度董事酬金詳情如下：

	本集團	
	二零零六年	二零零五年
	千港元	*千港元*
袍金	**400**	400
其他酬金：		
薪金、津貼及實物利益	**5,806**	5,806
退休金計劃供款	**36**	36
表現花紅	**117**	107
	5,959	5,949
	6,359	6,349

於年內，並無購股權或任何其他以股權支付之形式授予董事(二零零五年：無)。

(a) 獨立非執行董事

年內支付予獨立非執行董事之袍金如下：

	二零零六年	二零零五年
	千港元	*千港元*
趙世曾博士	**20**	20
陳正博士	**20**	20
Ian Grant ROBINSON先生	**240**	240
	280	280

年內，並無其他應付予獨立非執行董事之酬金(二零零五年：無)。

8. 董事酬金（續）

(b) 執行董事及一名非執行董事

	袍金	薪金、津貼及實物利益	退休金計劃供款	表現花紅	薪酬總額
	千港元	千港元	千港元	千港元	千港元
二零零六年					
執行董事：					
梁榮江先生	40	288	12	12	352
吳智明先生	20	3,958	12	—	3,990
梁煒才先生	20	—	—	—	20
楊永東先生	20	1,560	12	105	1,697
	100	5,806	36	117	6,059
非執行董事：					
劉偉櫃先生	20	—	—	—	20
	120	5,806	36	117	6,079
二零零五年					
執行董事：					
梁榮江先生	40	288	12	12	352
吳智明先生	20	3,958	12	—	3,990
梁煒才先生	20	—	—	—	20
楊永東先生	20	1,560	12	95	1,687
	100	5,806	36	107	6,049
非執行董事：					
劉偉櫃先生	20	—	—	—	20
	120	5,806	36	107	6,069

年內，概無安排致使董事放棄或同意放棄任何酬金。

9. 五位最高薪僱員

年內五位最高薪僱員包括兩位(二零零五年：兩位)董事，其酬金詳情載於上文附註8。其他三位(二零零五年：三位)非董事之最高薪僱員之本年度酬金如下：

	本集團	
	二零零六年	二零零五年
	千港元	*千港元*
薪金、津貼及實物利益	**4,492**	4,805
退休金計劃供款	**144**	144
	4,636	4,949

非董事之最高薪僱員酬金介乎下列範圍之人數：

	僱員人數	
	二零零六年	二零零五年
無—1,000,000港元	**2**	1
1,000,001港元—1,500,000港元	**—**	1
2,500,001港元—3,000,000港元	**1**	1
	3	3

於年內，並無購股權或任何其他以股權支付之形式授予五位最高薪僱員(二零零五年：無)。

財務報表附註

二零零六年十二月三十一日

10. 稅項

由於本公司及其附屬公司於本年度並無產生任何應課稅溢利，或承前之過往年度稅務虧損足以抵銷本年度產生之應課稅溢利，故並無就截至二零零六年十二月三十一日止年度作出香港利得稅及海外所得稅撥備(二零零五年：無)。

	二零零六年 *千港元*	二零零五年 *千港元*
本集團：		
本年度－香港		
以往年度之不足撥備	—	7
本年度－海外地區		
以往年度之超額撥備	—	(50)
年內稅項收入總額	—	(43)

以除稅前溢利，按本公司及附屬公司所在地適用稅率計算之稅項支出與按實際稅率計算之稅項收入之對賬，及以適用稅率與實際稅率之對賬如下：

	本集團			
	二零零六年		二零零五年	
	千港元	%	*千港元*	%
除稅前溢利	**7,482**		14,950	
按適用稅率計算之稅項	**1,716**	**22.9**	3,279	21.9
毋須課稅之收入	**(7,970)**	**(106.5)**	(6,200)	(41.5)
不可扣稅之支出	**3,749**	**50.1**	5,233	35.0
未確認之稅項虧損	**3,723**	**49.8**	(825)	(5.5)
過往年度之超額撥備淨額	**—**	**—**	(43)	(0.3)
應用過往期間之稅項虧損淨額	**(1,218)**	**(16.3)**	(1,487)	(9.9)
按本集團實際稅率計算之稅項收入	**—**	**—**	(43)	(0.3)

11. 本公司權益持有人應佔溢利

截至二零零六年十二月三十一日止年度本公司股本持有人應佔綜合溢利內包括溢利21,163,000港元(二零零五年：6,576,000港元)已於本公司財務報表內處理(附註34(b))。

財務報表附註

二零零六年十二月三十一日

12. 本公司普通股權益持有人應佔每股盈利

每股基本盈利乃根據年內本公司普通股權益持有人應佔溢利12,047,000港元(二零零五年：10,923,000港元)及年內已發行普通股加權平均數1,650,658,676股(二零零五年：1,650,658,676股)計算。

由於兩個年度並不存在具攤薄效應之事項，故並無披露截至二零零六及二零零五年十二月三十一日止年度之每股攤薄盈利金額。

13. 物業、機器及設備

本集團

	租賃土地及樓宇	渡假中心及俱樂部物業	租賃物業裝修	傢俬、裝置及設備	通訊設備	汽車	總額
	千港元	千港元	千港元	千港元	千港元	千港元	千港元
二零零六年十二月三十一日							
成本或估值：							
年初	8,500	61,200	1,678	45,022	37,565	3,535	157,500
添置	—	—	183	8,887	—	—	9,070
出售	—	—	—	(6,038)	(13)	(69)	(6,120)
重估盈餘	1,678	2,563	—	—	—	—	4,241
撇銷累計折舊	(978)	(1,463)	—	—	—	—	(2,441)
滙兑調整	—	—	14	88	—	27	129
於二零零六年十二月三十一日	9,200	62,300	1,875	47,959	37,552	3,493	162,379
成本或估值分析：							
成本	—	—	1,875	47,959	37,552	3,493	90,879
於二零零六年十二月三十一日之估值	9,200	62,300	—	—	—	—	71,500
	9,200	62,300	1,875	47,959	37,552	3,493	162,379
累計折舊及減值：							
年初	—	—	1,558	35,193	37,565	2,858	77,174
本年計提	978	1,463	95	6,260	—	148	8,944
重估撥回	(978)	(1,463)	—	—	—	—	(2,441)
出售	—	—	—	(6,005)	(13)	(30)	(6,048)
滙兑調整	—	—	9	84	—	19	112
於二零零六年十二月三十一日	—	—	1,662	35,532	37,552	2,995	77,741
賬面淨值：							
於二零零六年十二月三十一日	**9,200**	**62,300**	**213**	**12,427**	**—**	**498**	**84,638**

13.物業、機器及設備(續)

本集團

	租賃土地及樓宇 千港元	渡假中心及俱樂部物業 千港元	租賃物業裝修 千港元	傢俬、裝置及設備 千港元	通訊設備 千港元	汽車 千港元	總額 千港元
二零零五年十二月三十一日							
成本或估值:							
年初	6,200	60,000	1,671	39,422	37,565	4,265	149,123
添置	—	—	—	8,221	—	466	8,687
出售	—	—	—	(2,602)	—	(1,203)	(3,805)
重估盈餘	2,887	2,612	—	—	—	—	5,499
撤銷累計折舊	(587)	(1,412)	—	—	—	—	(1,999)
滙兑調整	—	—	7	(19)	—	7	(5)
於二零零五年十二月三十一日	8,500	61,200	1,678	45,022	37,565	3,535	157,500
成本或估值分析:							
成本	—	—	1,678	45,022	37,565	3,535	87,800
於二零零五年十二月三十一日之估值	8,500	61,200	—	—	—	—	69,700
	8,500	61,200	1,678	45,022	37,565	3,535	157,500
累計折舊及減值:							
年初	—	—	1,376	32,052	37,565	3,932	74,925
本年計提	587	1,412	179	5,495	—	122	7,795
減值虧損	—	—	—	242	—	—	242
重估撥回	(587)	(1,412)	—	—	—	—	(1,999)
出售	—	—	—	(2,582)	—	(1,203)	(3,785)
滙兑調整	—	—	3	(14)	—	7	(4)
於二零零五年十二月三十一日	—	—	1,558	35,193	37,565	2,858	77,174
賬面淨值:							
於二零零五年十二月三十一日	8,500	61,200	120	9,829	—	677	80,326

財務報表附註

二零零六年十二月三十一日

13. 物業、機器及設備（續）

本公司

	租賃物業裝修 千港元	傢俬裝置及設備 千港元	總額 千港元
二零零六年十二月三十一日			
成本：			
年初	—	3	3
添置	183	161	344
於二零零六年十二月三十一日	**183**	164	347
累計折舊：			
年初	—	3	3
本年計提	25	48	73
於二零零六年十二月三十一日	25	51	76
賬面淨值：			
於二零零六年十二月三十一日	**158**	**113**	**271**
二零零五年十二月三十一日			
成本：			
年初及於二零零五年十二月三十一日	—	3	3
累計折舊：			
年初及於二零零五年十二月三十一日	—	3	3
賬面淨值：			
於二零零五年十二月三十一日	—	—	—

本集團於二零零六年十二月三十一日之汽車項目總額內包括根據一融資租賃持有之汽車，其賬面淨值為341,000港元（二零零五年：434,000港元）。

本集團所有租賃土地及樓宇均位於香港及以中期租約持有。

13. 物業、機器及設備（續）

本集團之租賃土地及樓宇以及渡假中心及俱樂部物業，由合資格獨立專業估值師行戴德梁行有限公司（「戴德梁行」）或威格斯資產評估顧問有限公司於二零零六年及二零零五年十二月三十一日作個別重估。租賃土地及樓宇之價值按公開市場基準重估；渡假中心及俱樂部物業之價值則按折舊重置成本基準重估。本集團之重估盈餘總額為4,241,000港元（二零零五年：5,499,000港元）中，2,563,000港元（二零零五年：2,612,000港元）已計入收益表，而其餘重估盈餘1,678,000港元（二零零五年：2,887,000港元）中，1,007,000港元（二零零五年：1,732,000港元）及671,000港元（二零零五年：1,155,000港元）則分別計入有關資產之重估儲備及少數股東應佔權益。

倘本集團之租賃土地及樓宇以及渡假中心及俱樂部物業按原值成本減累計折舊及減值虧損列賬，其總賬面值將為約30,106,000港元（二零零五年：31,011,000港元）。

14. 投資物業

本集團

	二零零六年 *千港元*	二零零五年 *千港元*
於一月一日之賬面值	**109,700**	96,200
添置	**18**	7,721
來自公允值調整之溢利淨額	**9,982**	3,785
外滙調整	**4,200**	1,994
於十二月三十一日之賬面值	**123,900**	109,700

於二零零六年十二月三十一日，本集團之投資物業包括位於香港之工業物業單位價值5,900,000港元（二零零五年：4,700,000港元），以及位於中國大陸之渡假中心及俱樂部物業價值118,000,000港元（二零零五年：105,000,000港元），該等物業以中期租約持有。

本集團之工業物業單位乃持有作資本升值用途，渡假中心及俱樂部物業則根據經營租約出租予本集團一家聯營公司上海麗致育樂經營管理有限公司作經營渡假中心及俱樂部業務。有關租賃之進一步概要詳情，載於財務報表附註37(a)。

財務報表附註

二零零六年十二月三十一日

14. 投資物業 (續)

本公司

	二零零六年 *千港元*	二零零五年 *千港元*
於一月一日之賬面值	**122,700**	118,200
來自公允值調整之溢利淨額	**5,200**	4,500
於十二月三十一日之賬面值	**127,900**	122,700

於二零零六年十二月三十一日，本公司之投資物業包括位於香港之工業物業單位價值5,900,000港元(二零零五年：4,700,000港元)及渡假中心及俱樂部物業價值122,000,000港元(二零零五年：118,000,000港元)，該等物業以中期租約持有。

本公司之工業物業單位乃持有作資本升值用途，渡假中心及俱樂部物業則出租予全資附屬公司顯達鄉村俱樂部有限公司作經營渡假中心及俱樂部業務，並於本集團之綜合資產負債表內列作本集團之物業、機器及設備項目。

本集團及本公司之投資物業由合資格獨立專業估值師戴德梁行於二零零六年及二零零五年十二月三十一日按公開市場及現時用途作個別重估。

有關本集團之投資物業之詳情載於第94頁。

15. 預付土地租賃款項

	本集團	
	二零零六年 *千港元*	二零零五年 *千港元*
於一月一日之賬面值	**3,217**	3,294
年內確認	**(77)**	(77)
於十二月三十一日之賬面值	**3,140**	3,217
流動部份	**(77)**	(77)
非流動部份	**3,063**	3,140

租賃土地位於香港，按中期租約持有。

16. 商譽

商譽乃由收購附屬公司而產生並列作本集團綜合資產負債表內一項資產。

	本集團 *千港元*
成本：	
於二零零五年一月一日，二零零五年十二月三十一日，二零零六年一月一日及二零零六年十二月三十一日	8,045
累計減值：	
於二零零五年一月一日，二零零五年十二月三十一日，二零零六年一月一日及二零零六年十二月三十一日	1,435
賬面淨值：	
於二零零六年及二零零五年十二月三十一日	6,610

商譽減值審查

本集團於二零零六年十二月三十一日賬面值為6,610,000港元(二零零五年：6,610,000港元)之商譽乃屬於批發及零售時裝及飾物業務(「時裝業務」)。

本集團時裝業務之可收回金額根據使用價值，採用基於管理層批准之財務預算作出之十二年期現金流量預測而釐定。鑑於管理層經營該業務之長期經驗，管理層假設來自本集團時裝業務之現金流量將繼續至少超越預測期。用於預測現金流量之折讓率為8%。

假設期內不會有重大經濟下滑，並已考慮市場競爭及市場對高級時裝及飾物之持續市場需求，用於推斷本集團時裝業務之十二年期現金流量之年度增長率為8%或以下。

財務報表附註

二零零六年十二月三十一日

17. 於附屬公司之權益

	本公司	
	二零零六年	二零零五年
	千港元	*千港元*
非上市股份，按成本值	**12,700**	12,700
應收附屬公司款項	**1,282,104**	1,252,181
	1,294,804	1,264,881
減值撥備	**(1,070,024)**	(1,054,481)
	224,780	210,400

應收附屬公司之結餘為無抵押、免息及於一年內未到期償還。應付一附屬公司之結餘為無抵押、免息及無固定還款期。所有與附屬公司之結餘之賬面值約等於公允值。

主要附屬公司之詳情如下：

公司名稱	註冊成立／登記及營運地點	已發行普通股股本／註冊資本面值	本公司應佔股本權益百分比 直接	間接	主要業務
Asia Pacific Telecommunications Limited	香港	2,000港元	—	100	提供電訊服務
e-New Media Technology Limited	英屬處女群島／香港	1美元	100	—	投資控股
e-Media (Asia) Limited	開曼群島／香港	1美元	100	—	投資控股
ENM Investments Limited	開曼群島／香港	1美元	100	—	投資控股
寶運高有限公司	香港	2港元	—	100	投資控股
順達鄉村俱樂部有限公司	香港	10,000,000港元	100	—	經營俱樂部

17. 於附屬公司之權益(續)

公司名稱	註冊成立／登記及營運地點	已發行普通股股本／註冊資本面值	本公司應佔股本權益百分比 直接	間接	主要業務
Jackpot International Business Inc.	英屬處女群島／香港	1美元	—	100	投資控股
Kenmure Limited	香港	55,000,000港元	—	60	投資控股
獅龍有限公司	英屬處女群島／香港	1美元	—	100	投資控股
New Media Corporation	開曼群島／香港	2,227,280美元	—	100	投資控股
Powerbridge Limited	英屬處女群島／香港	600,000美元	—	75	投資控股
Richtime Management Limited	英屬處女群島／香港	1美元	—	100	投資控股
上海安電通信科技發展有限公司*	中華人民共和國(「中國」)／中國大陸	1,000,000美元	—	75	推廣及分銷網絡卡
上海顯達渡假酒店有限公司(「上海顯達」)**	中國／中國大陸	7,200,000美元	—	80	渡假中心及俱樂部之物業投資
詩韻有限公司	香港	104,500,000港元	—	60	零售及批發時裝及飾物

財務報表附註

二零零六年十二月三十一日

17. 於附屬公司之權益(續)

公司名稱	註冊成立／登記及營運地點	已發行普通股股本／註冊資本面值	本公司應佔股本權益百分比 直接	間接	主要業務
Ventures Triumph Limited	英屬處女群島／香港	1美元	—	100	投資控股
聲訊系統有限公司	香港	普通股「A」股 3,000,000港元 普通股「B」股 2,000,000港元	—	100	提供電訊服務
華智國際有限公司	英屬處女群島／香港	1美元	—	100	投資控股

* 於中國登記成立為外商獨資企業

** 於中國登記成立為中外合作經營企業

董事認為上表所列之本公司附屬公司，乃影響本年度業績或構成本集團資產淨值之主要部份。董事認為列載其他附屬公司之詳情會導致篇幅過於冗長。

18. 於共同控制公司之權益

	本集團	
	二零零六年	二零零五年
	千港元	千港元
應佔資產淨值	—	—
應收共同控制公司之款項	**36,141**	36,141
	36,141	36,141
減值撥備	**(36,141)**	(36,141)
	—	—

應收共同控制公司之款項為無抵押、免息及無固定還款期。所有於截至二零零六年及二零零五年十二月三十一日之共同控制公司權益之賬面值，已於過往年度全數減值。

共同控制公司之詳情如下：

名稱	業務架構	註冊成立／登記地點	本集團應佔持有權權益百分比	主要業務
e-Brilliant Company Limited	公司	開曼群島	50	投資控股
e-Brilliant Pte Limited*	公司	新加坡	50	清盤中

* 該共同控制公司之清盤程序現已進入最後階段

由於本集團於共同控制公司應佔之累計虧損已相等於其於以往年度之權益，而本集團並無約束性義務須為此等公司的虧損負責，故本集團自此並無確認進一步之虧損。因此，本集團於二零零六年十二月三十一日於共同控制公司之權益為零(二零零五年：零)。

財務報表附註

二零零六年十二月三十一日

19. 於聯營公司之權益

	本集團		本公司	
	二零零六年	二零零五年	二零零六年	二零零五年
	千港元	*千港元*	*千港元*	*千港元*
非上市股份，按成本值	—	—	**1**	1
應佔資產淨值	**14,276**	16,590	—	—
收購時產生之商譽	**14,986**	14,986	—	—
	29,262	31,576	**1**	1
應收聯營公司之款項	**5,768**	291	**321**	291
	35,030	31,867	**322**	292
減值撥備	**(14,519)**	(14,519)	—	—
	20,511	17,348	**322**	292

應收聯營公司之款項均為無抵押、免息及於一年內未到期償還。列入於二零零六年十二月三十一日之結餘包括截至該日止年度內付予上海麗致育樂經營管理有限公司(「上海麗致」)之700,000美元(相等於5,446,000港元)之預付款項。該項預付款項連同上海麗致其他股東按彼等於該聯營公司之個別權益比例之數額之款項均旨作為注資資金，以增加該聯營公司之註冊資本。

所有與聯營公司結餘之賬面值與其公允值相若。

於二零零六年十二月三十一日，列入於收購協議產生之商譽之14,519,000港元(二零零五年：14,519,000港元)為因收購北京慧點科技開發有限公司之20%權益所產生之商譽。該項商譽已於過往年度全數減值。

主要聯營公司之詳情如下：

公司名稱	已發行股本詳情／註冊資本面值	註冊成立／登記地點	本集團應佔持有權權益百分比	主要業務
北京慧點科技開發有限公司	37,742,000人民幣	中國	20	軟件開發及提供解決方案項目
上海麗致育樂經營管理有限公司	8,000,000美元	中國	35	渡假中心及俱樂部管理
Ventile Investments Limited	100股每股1美元普通股	英屬處女群島	35	提供融資服務

19. 於聯營公司之權益（續）

董事認為上表所列之本公司聯營公司，乃影響本年度業績或構成本集團資產淨值之主要部份。董事認為列載其他聯營公司之詳情會導致篇幅過於冗長。

下表呈列摘錄自本集團主要聯營公司之財務報表之財務資料概要：

	二零零六年 *千港元*	二零零五年 *千港元*
資產	**167,828**	166,670
負債	**(99,928)**	(105,431)
收益	**96,337**	72,851
虧損	**(4,721)**	(5,814)

20. 可供出售之股本投資

	本集團	
	二零零六年 *千港元*	二零零五年 *千港元*
海外上市股本投資，按公允值	**125**	125
非上市股本投資，按成本值扣除減值虧損	**35,378**	35,378
	35,503	35,503

於二零零五年十二月三十一日止年度內，本集團直接於權益賬確認之可供出售股本投資之虧損總額為783,000港元。於該年度，整筆結餘已從權益賬剔除，並於收益表確認。於二零零六年十二月三十一日止年度，本集團並無直接於權益賬確認之可供出售股本投資之收益或虧損。

上述投資包括分類為可供出售金融資產之股本證券投資，並無固定到期日或票面息率。

上市股本投資之公允值根據市場報價而定。因董事認為非上市股本投資之公允值無法可靠地評估，故按成本值減任何減值虧損列賬。該等股本投資為非衍生工具，且主要為從事藥物研製及分銷或電子支付及銀行間跨行轉賬解決方案服務之公司。

21. 存貨

於二零零六年及二零零五年十二月三十一日，本集團所有存貨均為製成品。

22. 應收賬款

本集團與貿易客戶維持一套既定信貸政策，按業務給予不同信貸期。在給予個別信貸期時，會考慮客戶之財務能力及與其之經商年期。管理層定期審閱逾期賬款。

於結算日之應收賬款結餘(按發票日期計算，並已扣除撥備)之賬齡分析如下：

	本集團	
	二零零六年	二零零五年
	千港元	*千港元*
1個月之內	**5,847**	4,347
2 - 3個月	**290**	232
3個月以上	**2,564**	2,526
	8,701	7,105

23. 按公允值計入損益中之股本投資

	本集團		本公司	
	二零零六年	二零零五年	二零零六年	二零零五年
	千港元	*千港元*	*千港元*	*千港元*
上市股本證券，按市值：				
香港	**153,881**	148,077	**143,381**	138.980
其他地方	**731**	659	**—**	—
	154,612	148,736	**143,381**	138,980

23. 按公允值計入損益中之股本投資（續）

以上於二零零五年及二零零六年十二月三十一日之股本投資分類為持有作買賣用途，並包括以下於中華汽車有限公司（一家於香港註冊成立之公司）之每股面值2港元之普通股：

	本集團		本公司	
	二零零六年	二零零五年	二零零六年	二零零五年
	千港元	*千港元*	*千港元*	*千港元*
中華汽車有限公司普通股之市值	**118,413**	124,640	**117,706**	123,895
持有權權益之百分比	**4.5%**	4.5%	**4.5%**	4.5%

24. 衍生金融工具

於二零零六年十二月三十一日，一外滙期權合約之賬面值為104,000港元（二零零五年：零），與其公允值相若。

本集團簽訂外滙期權合約以管理其匯率風險，惟並不符合作對沖會計處理之條件。該非對沖貨幣衍生工具之公允值變動為104,000港元（二零零五年：零），已計入截至二零零六年十二月三十一日年度之收益表中。

於二零零六年十二月三十一日，本集團持有仍未行使之外滙期權合約條文包括：本集團可於由二零零七年一月二日至二零零七年二月二日內任何營業日購買一百萬歐元，固定匯率為歐元／港元10.23（相等於名義金額10,230,000港元）。

25. 現金及現金等值及已抵押存款

	本集團		本公司	
	二零零六年	二零零五年	二零零六年	二零零五年
	千港元	*千港元*	*千港元*	*千港元*
現金及銀行結餘	**27,148**	29,246	**4,553**	1,094
定期存款	**495,416**	515,721	**495,416**	515,721
	522,564	544,967	**499,969**	516,815
減：已抵押定期存款－銀行信貸之抵押	**(342)**	(342)	**(342)**	(342)
現金及現金等值	**522,222**	544,625	**499,627**	516,473

財務報表附註

二零零六年十二月三十一日

25.現金及現金等值及已抵押存款(續)

於結算日，本集團以人民幣結算之現金及銀行結餘共7,042,000港元(二零零五年：5,657,000港元)。人民幣並不能自由兌換為其他貨幣，然而，根據中國大陸之外匯管制法規及結匯、售匯及付匯管理規定，本集團獲准透過獲授權可進行外匯業務之銀行將人民幣兌換為外幣。

銀行存款按銀行每日存款利率之浮動息率賺取利息。短期定期存款之存款期由一日至一年，視乎本集團之即時現金需求而定，並按各自之短期定期存款息率賺取利息。現金及現金等值之賬面值及已抵押存款約等於其公允值。

26.應付賬款及其他應付款項

所有應付賬款及其他應付款項均為無抵押、免息及於一個月內或於接獲通知時償還。

27.附息銀行貸款及其他借款

本集團

	二零零六年			二零零五年		
	實際利率(%)	到期年份	*千港元*	實際利率(%)	到期年份	*千港元*
流動						
應付融資租賃 *(附註28)*	**3**	**2007年**	**91**	3	2006年	91
銀行貸款－無抵押	**7.75 to 8**	**2007年**	**9,177**	7 to 8	2006年	3,887
			9,268			3,978
非流動						
應付融資租賃 *(附註28)*	**3**	**2008年 - 2010年**	**206**	3	2007年 - 2010年	297
			9,474			4,275

除融資租賃安排為固定息率3%外，本集團所有附息貸款之息率均屬浮動息率。所有附息銀行貸款及其他貸款均以港元結算。

27. 附息銀行貸款及其他借款(續)

須於一年內、第二年及第三年至第五年償還之融資租賃款額概要載於附註28。

本集團流動借款之賬面值約等於公允值。於結算日，本集團非流動應付融資租賃之賬面值為206,000港元(二零零五年：297,000港元)之公允值為218,000港元(二零零五年：270,000港元)，該公允值乃按現行之利率折讓估計未來現金流量來釐定。

28. 應付融資租賃

本集團根據融資租賃安排租賃一輛汽車，於二零零六年十二月三十一日，剩餘租期為三年零三個月。

於二零零六年十二月三十一日，本集團根據融資租賃之未來最低租賃付款總額及現值如下：

本集團

	最低租賃付款 二零零六年 *千港元*	最低租賃付款 二零零五年 *千港元*	最低租賃付款之現值 二零零六年 *千港元*	最低租賃付款之現值 二零零五年 *千港元*
應付款項：				
一年內	**105**	105	**91**	91
第二年	**105**	105	**91**	91
第三至五年(包括首尾兩年)	**131**	236	**115**	206
最低融資租賃付款總額	**341**	446	**297**	388
未來融資費用	**(44)**	(58)		
淨融資租賃付款總額	**297**	388		
列為流動負債部份 *(附註27)*	**(91)**	(91)		
非流動部份 *(附註27)*	**206**	297		

財務報表附註

二零零六年十二月三十一日

29. 債券

債券持有人有權成為由顯達鄉村俱樂部有限公司經營之顯達鄉村俱樂部(「俱樂部」)之會員，在債券未贖回期間及符合俱樂部規章及細則之條件下，可享用俱樂部所有設施而免交月費。於結算日，本集團按攤銷成本列賬之債券之可贖回期間如下：

	本集團	
	二零零六年	二零零五年
	千港元	*千港元*
一年內	**4,102**	1,684
第二年	**2,557**	3,873
第三至五年(包括首尾兩年)	**1,197**	2,800
	3,754	6,673
	7,856	8,357

所有可贖回債券均以港元結算，並為免息，並可在本集團同意下於期滿時續期。

可贖回債券之賬面值約相等於公允值。

30. 其他貸款

於二零零六年十二月三十一日，來自一附屬公司一少數股東之無抵押外幣貸款總額為人民幣1,216,241元(二零零五年：人民幣1,216,241元)及521,859美元(二零零五年：521,859美元)。該等貸款為免息及並無固定還款期。該貸款之賬面值約相等於公允值。

31. 遞延税項

年內之遞延税項負債及資產之變動如下：

本集團

	加速税項折舊	可用於抵銷未來應課税溢利之虧損	總計
	千港元	*千港元*	*千港元*
於二零零五年一月一日	1,836	(1,836)	—
年內自收益表扣除／(計入)之遞延税項	830	(830)	—
於二零零五年十二月三十一日及二零零六年一月一日	2,666	(2,666)	—
年內自收益表扣除／(計入)之遞延税項	5,495	(5,495)	—
於二零零六年十二月三十一日	**8,161**	**(8,161)**	**—**

本集團於香港產生之税務虧損為528,212,000港元(二零零五年：266,798,000港元)，可無限期用以抵銷產生該等虧損之附屬公司之未來應課税溢利。遞延税項資產之確認，僅以抵銷於相同附屬公司內與加速税項折舊有關之任何遞延税項負債為限。未確認為遞延税項資產之税務虧損為481,577,000港元(二零零五年：251,564,000港元)，由於該等虧損乃於虧損已有一段時間之附屬公司產生，或未能預測該等附屬公司未來可否獲得應課税溢利。

於二零零六年十二月三十一日，由於本集團若干附屬公司、聯營公司或共同控制公司之未分派盈利於分派時不會帶來額外税項負債，因此本集團並無就此而產生重大未確認遞延税項負債(二零零五年：無)。

財務報表附註

二零零六年十二月三十一日

32. 股本

股份	二零零六年 *千港元*	二零零五年 *千港元*
法定：		
100,000,000,000股（二零零五年：100,000,000,000股）每股面值0.01港元之普通股	**1,000,000**	1,000,000
已發行及繳足：		
1,650,658,676股（二零零五年：1,650,658,676股）每股面值0.01港元之普通股	**16,507**	16,507

股東於二零零二年七月十一日之股東特別大會批准一項股本重組計劃，並其後獲香港特別行政區高等法院於二零零二年八月六日頒命確認。股本重組計劃之詳情如下：

(a) 本公司之法定股本由1,000,000,000港元（分為2,000,000,000股每股面值0.50港元之普通股）減至20,000,000港元（分為2,000,000,000股每股面值0.01港元之普通股）。該項削減是透過註銷於二零零二年八月六日（即法院聆訊呈請日期）之已發行普通股1,650,658,676股每股中之已繳足股本0.49港元，及削減本公司所有已發行及未發行普通股之面值，由每股普通股0.50港元減至0.01港元；及

(b) 於該削減股本生效後：

(i) 本公司藉增設額外98,000,000,000股每股面值0.01港元之普通股，使法定股本增加至其原本金額1,000,000,000港元；及

(ii) 增設一項相等於上述削減股本之特殊儲備（誠如上文(a)所詳述），即808,822,751港元。該儲備不得視為已變現溢利及倘本公司仍為一間上市公司，須視為不可分派儲備。然而，特殊儲備之金額可藉因發行股份以換取現金或其他新代價，或在將可分派儲備資本化所產生之本公司已發行股本或股份溢價之任何增加總額而減少。

購股權

有關本公司購股權計劃及根據該計劃發出之購股權詳情，載於財務報表附註33。

33. 購股權計劃

為符合上市規則第17章(經修訂),及提供本公司一項具彈性方法,就執行董事及僱員對本集團之貢獻提供鼓勵及獎賞,於二零零二年六月十四日舉行的本公司股東特別大會上,本公司股東已正式終止於一九九七年十二月三十日採納之購股權計劃(「舊計劃」)及採納一項新購股權計劃(「新計劃」)。所有根據舊計劃授出之尚未行使購股權持續生效,並可根據舊計劃之條文行使。

根據新計劃之條款,董事會可按其酌情權邀請本集團執行董事及僱員接納可認購本公司股份之購股權。新計劃有效期直至二零一二年六月十三日,為期10年,而該期間後將不可再授出購股權。購股權之行使價將由董事會釐定,並須最少為以下三者之最高價:(i)於要約日期(須為營業日),在聯交所每日報價表所列之股份收市價;(ii)緊接要約日期前五個營業日,在聯交所每日報價表所列之股份平均收市價;及(iii)本公司股份之面值。於接納任何授出之購股權時須支付1港元之代價。

於二零零六年十二月三十一日,根據新計劃可供發行之股份總數為243,415,800股(二零零五年:243,415,800股)(包括因行使312,000份(二零零五年:336,000份)根據舊計劃已授出但尚未失效或行使之購股權而可能發行之股份),相當於本公司於同日之已發行股本之14.7%(二零零五年:14.7%)。根據新計劃,於任何12個月期間,各參與者最多可獲配已發行及於行使購股權時將予發行之股份總數上限為本公司已發行普通股1%。任何授出之購股權超出此限制,須經股東於股東大會批准,方可實行。

於二零零六年十二月三十一日,本公司僱員擁有可認購本公司股份之購股權312,000份(每股股份於二零零六年十二月三十一日之市值為0.51港元)。購股權並無上市。每份購股權供持有人認購本公司一股每股面值0.01港元之普通股之權利。年內,並無向董事授出購股權,及於結算日,董事並沒持有尚未行使之購股權。

購股權並不賦予持有人享有股息或於股東大會投票之權利。

財務報表附註

二零零六年十二月三十一日

33. 購股權計劃（續）

根據舊計劃向僱員授出之購股權如下：

購股權授出日期*	購股權行使期	每股購股權行使價**	購股權數目 於二零零六年一月一日	於年內失效	於二零零六年十二月三十一日
		港元			
一九九九年十二月一日	一九九九年十二月一日至二零零七年十二月二十九日	1.804	48,000	—	48,000
二零零零年八月一日	二零零零年八月一日至二零零七年十二月二十九日	0.630	288,000	(24,000)	264,000
			336,000	(24,000)	312,000

* 購股權之歸屬期為由授出日期至行使期開始為止。

** 購股權行使價將因應進行供股、發行紅股或其他類似本公司股本變動而予以調整。

根據新計劃，年內，並無授出新購股權，及於結算日，並無尚未行使之購股權。

於結算日及通過該財務報表之日，本公司在舊計劃下有312,000份尚未行使之購股權，佔本公司該日之已發行股份約0.02%。按本公司現行股本架構，倘餘下之購股權獲悉數行使，將會導致額外發行312,000股本公司普通股及獲得（扣除發行開支前）額外股本3,120港元及股份溢價249,792港元。

34. 儲備

(a) 本集團

本集團於本年度及過往年度之儲備及其變動，呈列於財務報表第30頁之綜合權益變動表。

(b) 本公司

	股份溢價	特殊儲備	資本贖回儲備	累計虧損	總計
	千港元	千港元 (附註32(b)(ii))	千港元	千港元	千港元
於二零零五年一月一日	1,189,721	808,822	478	(1,097,371)	901,650
年內溢利	—	—	—	6,576	6,576
於二零零五年十二月三十一日及二零零六年一月一日	1,189,721	808,822	478	(1,090,795)	908,226
年內溢利	—	—	—	21,163	21,163
於二零零六年十二月三十一日	**1,189,721**	**808,822**	**478**	**(1,069,632)**	**929,389**

35. 綜合現金流量表附註

主要非現金交易

於截至二零零五年十二月三十一日止年度，本集團就一汽車訂立融資租賃協議，有關資本總值於租賃開始時為456,000港元。於截至二零零六年十二月三十一日止年度，本集團並無訂立任何類似之融資租賃協議。

財務報表附註

二零零六年十二月三十一日

36. 或然負債

於結算日，本公司或本集團有下列重大或然負債：

(a) 根據香港僱傭條例，本集團就未來可能需向僱員付出之長期服務金而產生之或然負債，於二零零六年十二月三十一日，其最高可能需付款額為3,318,000港元(二零零五年：2,627,000港元)。該或然負債之產生原因是若干現任僱員已於結算日為本集團服務滿所需年期，符合根據僱傭條例於若干情況下終止受聘時可獲取長期服務金。由於該情況不大可能導致本集團未來有重大資源流出，因此並無就有關可能支付金額作出撥備。

(b) 於二零零二年三月，一間附屬公司之其中一家電訊內容供應商透過其律師，向該附屬公司申索賠償1,500,000美元(相等於11,670,000港元)(涉及該附屬公司就該內容供應商所提供之服務而採用之結算率有變而產生)。該申索人亦對過去所產生之傳送量提出爭議，並聲稱少收最少2,736,000美元(相等於21,286,000港元)。

管理層已研究該等指稱，並就該附屬公司之法律權利及責任尋求法律意見。獲取意見後，該附屬公司已能夠反駁大部分指稱，並於二零零二年九月作出約6,215,000美元(相等於48,353,000港元)之反申償，向該內容供應商要求退回墊款總額，包括壞賬及在調節傳送量及其他相關項目時產生之差額。此後，該附屬公司與該內容供應商並無就上述申索進行任何溝通。

鑑於以上所述，管理層認為，產生任何虧損之機會甚微，因此並無在財務報表中作出撥備。

(c) 於截至二零零六年十二月三十一日止年度內，本公司簽立公司擔保，作為若干附屬公司獲授342,000港元(二零零五年：342,000港元)之一般銀行信貸之部份抵押。

37. 經營租約安排

(a) 作為出租人

本集團與本集團之一間聯營公司上海麗致訂立一經營租約安排，出租其渡假中心及俱樂部物業(財務報表附註14)，租期實際由二零零六年七月一日至二零一六年六月三十日為止。

於二零零六年十二月三十一日，根據與一聯營公司簽訂之不可撤銷之經營租約，本集團之未來應收最低租金總額如下：

	本集團	
	二零零六年	二零零五年
	千港元	*千港元*
一年內	**800**	384
第二至五年(包括首尾兩年)	**5,090**	4,375
五年後	**6,030**	7,087
	11,920	11,846

本集團於年來並無確認任何涉及應收或然租金之收入(二零零五年：零)。

(b) 作為承租人

本集團根據經營租約安排租用若干物業。經協商之物業租賃期介乎一年至四年。

於二零零六年十二月三十一日，根據不可撤銷之經營租約，本集團及本公司之未來最低租金支出總額如下：

	本集團		本公司	
	二零零六年	二零零五年	二零零六年	二零零五年
	千港元	*千港元*	*千港元*	*千港元*
一年內	**38,528**	33,705	**510**	1,893
第二至五年(包括首尾兩年)	**51,698**	33,016	**—**	534
	90,226	66,721	**510**	2,427

財務報表附註

二零零六年十二月三十一日

38. 承擔

除以上附註37(b)所述之經營租約承擔外，本集團於結算日有以下承擔：

(a) 資本承擔

	本集團	
	二零零六年	二零零五年
	千港元	*千港元*
已訂約但未撥備 — 渡假中心物業發展	**338**	343

(b) 其他承擔

本公司代表一全資擁有之附屬公司顯達鄉村俱樂部有限公司為一項與一中國大陸合營企業夥伴訂立關於上海顯達之合作經營企業協議之要約方。根據於一九九六年至二零零二年年間所簽訂之合作經營企業協議及補充協議，上海顯達承諾由二零零一年至二零零八年及由二零零九年至二零二二年，支付中國大陸合營企業夥伴之每年最低年費，分別為人民幣1,650,000元（相等於1,650,000港元）及268,000美元（相等於2,085,000港元）。於二零零三年，上海顯達與本集團一聯營公司上海麗致訂立管理承包協議，據此，上海麗致承諾負擔於直至二零一六年六月三十日止（有關管理承包協議之屆滿日期）期間應付中國大陸合營企業夥伴之該等款項。

於二零零六年十二月三十一日，根據以上安排，上海顯達直至二零二二年應付中國大陸合營企業夥伴之最低金額為32,490,000港元（二零零五年：33,950,000港元），而其中18,938,000港元（二零零五年：20,396,000港元）預期由上海麗致承擔直至二零一六年六月三十日止。

39. 關連人士之交易

(a) 除財務報表其他部份所詳述之交易及結餘外，本集團於年內有下列重大關連人士交易：

		本集團	
		二零零六年	二零零五年
	附註	*千港元*	*千港元*
來自當時一家聯營公司之管理費收入	(i)	—	1,547
向本集團一家附屬公司董事之配偶擁有控制權益之公司支付之顧問費用	(ii)	—	708
付予關連公司之租金開支及物業管理費	(iii)	**1,747**	1,602
來自聯營公司之租金收入	(iv)	**400**	—

(i) 根據本集團與當時一家聯營公司訂立之協議，向該聯營公司提供店舖管理服務，故向當時該家聯營公司收取管理費收入。

(ii) 根據本集團一家附屬公司與一家關連公司訂立之協議，直至二零零五年六月三十日，向該附屬公司提供顧問服務，故向該關連公司支付每月118,000港元。

(iii) 向本公司一名主要股東所控制之公司支付之租金開支及物業管理費，為參考有關之行業慣例而釐定。根據上市條例，當中之1,456,000港元租金開支構成持續關連交易。詳情載於董事會報告第14頁及第15頁之「關連交易」。

(iv) 根據本集團與一家聯營公司訂立之經營租約安排，出租渡假中心及俱樂部物業，故向該聯營公司收取租金收入。

(b) 本集團主要管理人員之報酬：

	二零零六年	二零零五年
	港元	*港元*
短期僱員福利	**10,996**	12,781
退休福利	**182**	192
支付予主要管理人員之報酬總額	**11,178**	12,973

有關董事酬金之其他詳情載於財務報表附註8。

財務報表附註

二零零六年十二月三十一日

40. 財務風險管理目標及政策

本集團之財務資產及負債主要包括附息銀行及其他貸款、應收及應付賬款，以及現金及銀行結餘，全屬正常業務範疇，並承擔外幣匯率、利率及信貸風險。本集團之風險管理策略旨在減少對本集團財務表現構成財務風險之不利影響，董事會檢討及認同利用該等政策(摘錄於下文)管理每項風險。本集團之政策為僅利用金融工具(如有)作潛在商業風險之對沖，而非作投機性持有或出售。

(a) 外匯風險

本集團面對交易貨幣風險。該等風險主要因以外幣購買時裝及飾物引起。

本集團已開始使用外滙期權合約以管理外滙風險，並將繼續監察該等風險及市場情況，以決定將來是否需要任何其他對沖安排。

(b) 利率風險

本集團面對之市場利率變動風險主要與本集團之附息銀行借款有關。

由於本集團須於來年全數償還其附息銀行貸款，預期相應息率風險並不重大，故本集團並無使用任何息率掉期協議以對沖息率風險。

(c) 信貸風險

本集團僅向還款記錄良好之長期客戶提供最低信貸銷售，信貸風險並不集中。現金及信用卡銷售之組合，有效減低本集團之信貸風險。

41. 通過財務報告

本財務報表於二零零七年四月二十三日獲董事會通過及授權刊發。

物業詳情

二零零六年十二月三十一日

投資物業

地點	用途	年期	本集團 應佔權益
中國上海市 普陀區 交通路2737號	經營渡假中心 及俱樂部	中期租約	80%
香港新界葵涌 藍田街37-41號 緯興工業大廈 4/F及5/F連天台及 3號及5號車位	資本升值	中期租約	100%

五年財務摘要

本集團過往五個財務年度之業績以及資產與負債及少數股東權益摘要載於下文。該等資料乃摘錄自已刊發之經審核財務報表並作適當之重列／重新分類(如適用)。

業績

	截至十二月三十一日止年度				
	二零零六年	二零零五年	二零零四年	二零零三年	二零零二年
	千港元	*千港元*	*千港元*	*千港元*	*千港元*
收入	**227,206**	242,536	221,273	138,600	193,359
經營業務溢利／(虧損)	**11,411**	18,802	17,646	(14,676)	(103,333)
融資成本	**(1,077)**	(969)	(377)	(969)	(1,253)
應佔聯營公司溢利及虧損	**(2,852)**	(2,883)	(5,112)	(19,472)	(1,792)
除税前溢利／(虧損)	**7,482**	14,950	12,157	(35,117)	(106,378)
税項	—	43	159	(111)	(334)
年內溢利／(虧損)	**7,482**	14,993	12,316	(35,228)	(106,712)
可分配於：					
本公司權益持有人	**12,047**	10,923	7,039	(36,746)	(106,712)
少數股東權益	**(4,565)**	4,070	5,277	1,518	—
	7,482	14,993	12,316	(35,228)	(106,712)

資產、負債及少數股東權益

	十二月三十一日				
	二零零六年	二零零五年	二零零四年	二零零三年	二零零二年
	千港元	*千港元*	*千港元*	*千港元*	*千港元*
總資產	**1,031,031**	1,025,839	1,030,981	1,072,868	1,057,923
總負債	**(101,614)**	(106,497)	(129,433)	(185,680)	(154,860)
少數股東權益	**(27,513)**	(31,407)	(26,182)	(20,006)	—
	901,904	887,935	875,366	867,182	903,063

公司資料

執行董事

梁榮江 *(主席)*
吳智明 *(行政總裁)*
梁焯才
楊永東

非執行董事

劉偉檳

獨立非執行董事

趙世曾
陳正
Ian Grant ROBINSON

合資格會計師

蔣耀強

公司秘書

鄭佩敏

核數師

安永會計師事務所
香港中環
金融街8號
國際金融中心
2期18樓

股份過戶登記處

香港中央證券登記有限公司
香港皇后大道東183號
合和中心
17樓1712-1716室

主要銀行

香港上海滙豐銀行有限公司
富邦銀行(香港)有限公司
聯合銀行
荷蘭銀行
瑞士銀行

註冊辦事處

香港九龍
尖沙咀東部麼地道77號
華懋廣場
15樓1502室

香港註冊成立日期

一九六六年四月二十七日

上市日期

一九七二年十一月十六日

僱員人數

260名

公司網址

www.enmholdings.com

股份代號

香港聯交所：0128
美國預託證券：ENMHY

企業傳訊

電話：(852) 2594 0600
傳真：(852) 2827 1491
電郵：info@enmholdings.com

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in ENM Holdings Limited, you should at once hand this circular and the accompanying form of proxy to the purchaser or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.



ENM HOLDINGS LIMITED

安寧控股有限公司

(Incorporated in Hong Kong with limited liability)

(Stock code: 128)



PROPOSALS FOR RE-ELECTION OF DIRECTORS, GENERAL MANDATE TO ISSUE SHARES AND NOTICE OF ANNUAL GENERAL MEETING

A notice convening an annual general meeting of the Company to be held at the Hilltop Country Club, 10 Hilltop Road, Lo Wai, Tsuen Wan, New Territories, Hong Kong on Tuesday, 29 May 2007 at 10:00 a.m. is set out on pages 8 to 10 of this circular. Whether or not you are able to attend the meeting, you are requested to complete and return the enclosed form of proxy in accordance with the instructions printed thereon to the registered office of the Company at Suite 1502, 15th Floor, Chinachem Golden Plaza, 77 Mody Road, Tsimshatsui East, Kowloon, Hong Kong as soon as possible and in any event not less than 48 hours before the time appointed for holding the meeting or any adjournment thereof (as the case may be). Completion and return of the form of proxy will not preclude you from attending and voting in person at the meeting or any adjournment thereof (as the case may be) should you so wish.

30 April 2007

CONTENTS

In this circular, the following expressions shall have the meanings set out below unless the context requires otherwise:

"AGM"	the annual general meeting of the Company to be held at the Hilltop Country Club, 10 Hilltop Road, Lo Wai, Tsuen Wan, New Territories, Hong Kong on Tuesday, 29 May 2007 at 10:00 a.m. or any adjourned meeting thereof
"Articles of Association"	the articles of association of the Company
"Board" or "Board of Directors"	the board of Directors from time to time
"Companies Ordinance"	the Companies Ordinance, Chapter 32 of the Laws of Hong Kong
"Company"	ENM Holdings Limited, a company incorporated in Hong Kong with limited liability under the Companies Ordinance, whose shares are listed on the main board of the Stock Exchange
"Director(s)"	the director(s) of the Company
"Group"	the Company and its Subsidiaries
"Latest Practicable Date"	23 April 2007, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"SFO"	the Securities and Futures Ordinance, Chapter 571 of the Laws of Hong Kong
"Share(s)"	ordinary share(s) of HK$0.01 each in the issued share capital of the Company
"Shareholders"	holders of Shares
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Subsidiary"	a subsidiary for the time being of the Company within the meaning of the Companies Ordinance and "Subsidiaries" shall be construed accordingly



ENM HOLDINGS LIMITED
安寧控股有限公司

(Incorporated in Hong Kong with limited liability)

(Stock code: 128)

Executive Directors:
Mr. Joseph Wing Kong LEUNG *(Chairman)*
Mr. James C. NG *(Chief Executive Officer)*
Mr. Derek Wai Choi LEUNG
Mr. Wing Tung YEUNG

Non-Executive Director:
Mr. Raymond Wai Pun LAU

Independent Non-Executive Directors:
Dr. Cecil Sze Tsung CHAO
Dr. Jen CHEN
Mr. Ian Grant ROBINSON

Registered office:
Suite 1502, 15th Floor
Chinachem Golden Plaza
77 Mody Road
Tsimshatsui East
Kowloon
Hong Kong

30 April 2007

To the Shareholders

Dear Sir/Madam,

PROPOSALS FOR RE-ELECTION OF DIRECTORS, GENERAL MANDATE TO ISSUE SHARES AND NOTICE OF ANNUAL GENERAL MEETING

INTRODUCTION

The purpose of this circular is to provide you with information regarding the proposals for the re-election of Directors and the grant to the Board of general mandate to issue Shares and to seek your approval of the ordinary resolutions relating to these matters at the AGM.

RE-ELECTION OF DIRECTORS

In accordance with Article 101 of the Articles of Association, Messrs. James C. NG, Derek Wai Choi LEUNG and Raymond Wai Pun LAU shall retire by rotation at the AGM and, being eligible, offer themselves for re-election.

Details of the above Directors who are required to be disclosed by the Listing Rules are set out in the Appendix to this circular.

GENERAL MANDATE TO ISSUE SHARES

At the last annual general meeting of the Company held on 2 June 2006, a general mandate was given to the Board to issue Shares. Such mandate will lapse at the conclusion of the AGM. In order to ensure flexibility and discretion to the Board in the event that it becomes desirable to issue any Shares, an ordinary resolution will be proposed at the AGM that the Board be given a general and unconditional mandate to exercise all the powers of the Company to allot, issue and deal with Shares and other securities equal in aggregate up to 20 per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing of the relevant resolution granting such mandate.

ANNUAL GENERAL MEETING

A notice convening the AGM is set out on pages 8 to 10 of this circular. Resolutions in respect of, among other things, the re-election of Directors and the grant to the Board of the general mandate to issue Shares will be proposed at the AGM.

A form of proxy for use by the Shareholders at the AGM is enclosed. Whether or not you are able to attend the AGM in person, you are requested to complete the form of proxy in accordance with the instructions printed thereon and return it to the registered office of the Company at Suite 1502, 15th Floor, Chinachem Golden Plaza, 77 Mody Road, Tsimshatsui East, Kowloon, Hong Kong as soon as possible and in any event not less than 48 hours before the time appointed for holding such AGM. Completion and return of the form of proxy will not preclude you from attending and voting in person at the AGM should you so wish.

PROCEDURE FOR DEMANDING A POLL

Pursuant to Article 73 of the Articles of Association, the resolutions put to the vote of the AGM shall be decided on a show of hands unless a poll is (before or on the declaration of the result of the show of hands) duly demanded. A poll may be demanded by:

(a) the Chairman of the AGM; or

(b) at least three Shareholders present in person or in the case of a Shareholder being a corporation by its duly authorised representative or by proxy for the time being entitled to vote at the AGM; or

(c) any Shareholder(s) present in person or in the case of a Shareholder being a corporation by its duly authorised representative or by proxy and representing in the aggregate not less than one-tenth of the total voting rights of all the Shareholders having the right to attend and vote at the AGM; or

(d) any Shareholder(s) present in person or in the case of a Shareholder being a corporation by its duly authorised representative or by proxy and holding Shares conferring a right to attend and vote at the AGM on which there have been paid up sums in the aggregate equal to not less than one-tenth of the total sum paid up on all Shares conferring that right; or

(e) if required by the Listing Rules, by any Director(s) who, individually or collectively, hold proxies in respect of Shares representing five per cent. or more of the total voting rights at the AGM.

RECOMMENDATION

The Board considers that the proposals for the re-election of Directors and the grant to the Board of the general mandate to issue Shares are in the best interest of the Company and the Shareholders and recommends the Shareholders to vote in favour of the resolutions in relation to the above proposals to be proposed at the AGM.

Yours faithfully,
For and on behalf of the Board
Joseph Wing Kong LEUNG
Chairman

The following are the particulars, as at the Latest Practicable Date, of the three Directors to be re-elected at the AGM:

(1) **Mr. James C. NG**
(Chief Executive Officer and Executive Director)

Mr. Ng, aged 63, is the Chief Executive Officer of the Group. Mr. Ng has over 30 years of experience in the banking industry in Hong Kong and the United States. Prior to joining the Company in March 2001, Mr. Ng served as the CEO of the former First Pacific Bank in Hong Kong and the CEO of United Savings Bank in California. He also held senior positions at Chase Manhattan Bank in Hong Kong and the Far East Region. Mr. Ng holds a MBA Degree from Golden Gate University in San Francisco and a Bachelor Degree from St. Jose State University in the United States. Mr. Ng is a director of Chinachem Group companies and the Chairman of the Employers' Federation in Hong Kong.

Mr. Ng also serves as director to certain subsidiaries of the Company. He is also an independent non-executive director of Build King Holdings Limited, whose shares are listed on the Main Board of the Stock Exchange. Mr. Ng was a commissioner of PT Bank Lippo Tbk, whose shares are listed on the Jakarta Stock Exchange and the Surabaya Stock Exchange, for the period from April 2004 to August 2005.

Mr. Ng is entitled to an annual remuneration of HK$3,958,000 for his services as Chief Executive Officer. No specified length of service is provided for Mr. Ng's appointment as the Chief Executive Officer. Mr. Ng's appointment as Director is subject to retirement by rotation and re-election at annual general meetings of the Company in accordance with the Articles of Association. Mr. Ng is currently entitled to an annual director's fee of HK$20,000. His emoluments are determined by the Board with reference to his duties and responsibilities with the Group and the Group's remuneration policy. Save for the aforesaid, Mr. Ng is not entitled to any other emoluments from the Company.

Save as disclosed above, Mr. Ng does not hold any position with the Company and other members of the Group and did not hold any directorship in other listed companies in the past three years preceding the Latest Practicable Date.

Mr. Ng has no relationship with any Directors, senior management of the Company or substantial or controlling Shareholders.

As at the Latest Practicable Date, Mr. Ng does not have any interest in the Shares within the meaning of Part XV of the SFO.

Save as disclosed above, there are no other matters which need to be brought to the attention of the Shareholders in relation to the proposed re-election of Mr. Ng, and there is no other information required to be disclosed pursuant to any of the requirements of Rules 13.51(2)(h) to 13.51(2)(v) of the Listing Rules.

(2) **Mr. Derek Wai Choi LEUNG**
(Executive Director)

Mr. Leung, aged 56, joined the Company as Executive Director in December 2000. He holds a BSc (Engineering) degree and is also a chartered accountant. Mr. Leung had been in the banking industry for 16 years and in charge of the treasury and capital markets division of a banking subsidiary of one of the largest banks in the world for about ten years. He joined Chinachem Group in early 1997 and is responsible for the international investments of Chinachem Group companies.

Mr. Leung also serves as director to certain subsidiaries of the Company.

Mr. Leung is not appointed for a specific term but is subject to retirement by rotation and re-election at annual general meetings of the Company in accordance with the Articles of Association. Mr. Leung is currently entitled to an annual director's fee of HK$20,000 which is determined by the Board with reference to his duties and responsibilities with the Group and the Group's remuneration policy. Save for the aforesaid, Mr. Leung is not entitled to any other emoluments from the Company.

Save as disclosed above, Mr. Leung does not hold any position with the Company and other members of the Group and did not hold any directorship in other listed companies in the past three years preceding the Latest Practicable Date.

Mr. Leung has no relationship with any Directors, senior management of the Company or substantial or controlling Shareholders.

As at the Latest Practicable Date, Mr. Leung does not have any interest in the Shares within the meaning of Part XV of the SFO.

Save as disclosed above, there are no other matters which need to be brought to the attention of the Shareholders in relation to the proposed re-election of Mr. Leung, and there is no other information required to be disclosed pursuant to any of the requirements of Rules 13.51(2)(h) to 13.51(2)(v) of the Listing Rules.

(3) **Mr. Raymond Wai Pun LAU**
(Non-Executive Director and Member of Audit Committee)

Mr. Lau, aged 57, joined the Company as Independent Non-Executive Director in March 2001 and has been re-designed as Non-Executive Director since September 2004. He is also a member of the Audit Committee of the Company. Mr. Lau is the Senior Partner of Ford, Kwan & Co., Solicitors & Notaries. Mr. Lau is a solicitor of the High Court of Hong Kong and is also qualified to practise in the United Kingdom and the Australian Capital Territory. He is also a notary public and a China-appointed Attesting Officer.

Mr. Lau was an independent non-executive director of Milkyway Image Holdings Limited, whose shares are listed on the GEM Board of the Stock Exchange, for the period from March 2004 to January 2005.

Mr. Lau is not appointed for a specific term but is subject to retirement by rotation and re-election at annual general meetings of the Company in accordance with the Articles of Association. Mr. Lau is currently entitled to an annual director's fee of HK$20,000 which is determined by the Board with reference to his duties and responsibilities with the Group and the Group's remuneration policy. Save for the aforesaid, Mr. Lau is not entitled to any other emoluments from the Company.

Save as disclosed above, Mr. Lau does not hold any position with the Company and other members of the Group and did not hold any directorship in other listed companies in the past three years preceding the Latest Practicable Date.

Mr. Lau has no relationship with any Directors, senior management of the Company or substantial or controlling Shareholders.

As at the Latest Practicable Date, Mr. Lau does not have any interest in the Shares within the meaning of Part XV of the SFO.

Save as disclosed above, there are no other matters which need to be brought to the attention of the Shareholders in relation to the proposed re-election of Mr. Lau, and there is no other information required to be disclosed pursuant to any of the requirements of Rules 13.51(2)(h) to 13.51(2)(v) of the Listing Rules.



ENM HOLDINGS LIMITED
安寧控股有限公司

(Incorporated in Hong Kong with limited liability)

(Stock code: 128)

NOTICE IS HEREBY GIVEN that an Annual General Meeting of ENM Holdings Limited (the "Company") will be held at the Hilltop Country Club, 10 Hilltop Road, Lo Wai, Tsuen Wan, New Territories, Hong Kong on Tuesday, 29 May 2007 at 10:00 a.m. for the following purposes:-

ORDINARY RESOLUTIONS

1. To receive and consider the Audited Financial Statements, the Report of the Directors and the Independent Auditors' Report for the year ended 31 December 2006.

2. To re-elect the retiring Directors and authorise the Board of Directors to fix their remuneration.

3. To re-appoint Auditors and authorise the Board of Directors to fix their remuneration.

4. As special business, to consider and, if thought fit, to pass with or without amendments, the following resolution as an Ordinary Resolution:

   "THAT:

   (a) subject to paragraph (c) of this Resolution and pursuant to section 57B of the Companies Ordinance, the exercise by the Board of Directors during the Relevant Period (as hereinafter defined) of all powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such powers be and is hereby generally and unconditionally approved;

   (b) the approval in paragraph (a) of this Resolution shall authorise the Board of Directors during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such powers during or after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Board of Directors pursuant to the approval in paragraph (a) of this Resolution, otherwise than pursuant to (i) a Rights Issue (as hereinafter defined) or (ii) the exercise of options granted under any share option schemes of the Company, shall not in aggregate exceed 20 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution and the said approval shall be limited accordingly; and

(d) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the articles of association of the Company or the Companies Ordinance to be held; and

(iii) the revocation or variation of the authority given under this Resolution by an ordinary resolution of the shareholders of the Company in general meeting.

"Rights Issue" means an offer of shares open for a period fixed by the Board of Directors to holders of shares on the register of members of the Company on a fixed record date in proportion to their then holdings of such shares (subject to such exclusions or other arrangements as the Board of Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the law of, or the requirements of, any recognised regulatory body or any stock exchange in any territory outside Hong Kong applicable to the Company)."

By order of the Board
ENM Holdings Limited
Pui Man CHENG
Company Secretary

Hong Kong, 30 April 2007

Notes:

1. Any shareholder of the Company entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and vote instead of him. A proxy need not be a shareholder of the Company.

2. A form of proxy for use at the meeting is enclosed. To be valid, the proxy form, together with any power of attorney or other authority (if any) under which it is signed, or a notarially certified copy of that power of attorney or authority, must be deposited at the registered office of the Company at Suite 1502, 15th Floor, Chinachem Golden Plaza, 77 Mody Road, Tsimshatsui East, Kowloon, Hong Kong as soon as possible and in any event not less than 48 hours before the time appointed for holding of the meeting or any adjournment thereof.

3. Where there are joint holders of any share, any one of such holders may vote at the meeting, either in person or by proxy, in respect of such share as if he were solely entitled to vote, but if more than one of such joint holders are present at the meeting in person or by proxy, the person so present whose name stands first in the register of members of the Company in respect of such share shall alone be entitled to vote in respect of it.

4. Completion and return of the form of proxy will not preclude a shareholder from attending the meeting and voting in person at the meeting or any adjourned meeting if he so desires. If a shareholder attends the meeting after having deposited the form of proxy, his form of proxy will be deemed to have been revoked.

5. As at the date hereof, the executive directors of the Company are Mr. Joseph Wing Kong LEUNG (Chairman), Mr. James C. NG (Chief Executive Officer), Mr. Derek Wai Choi LEUNG and Mr. Wing Tung YEUNG, the non-executive director of the Company is Mr. Raymond Wai Pun LAU, and the independent non-executive directors of the Company are Dr. Cecil Sze Tsung CHAO, Dr. Jen CHEN and Mr. Ian Grant ROBINSON.

此乃要件　請即處理

閣下如對本通函之任何方面或應辦之手續**有任何疑問**，應諮詢　閣下之持牌證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已售出或轉讓所有名下之安寧控股有限公司股份，應立即將本通函連同隨附之代表委任表格送交買主或經手買賣或轉讓之銀行、持牌證券商或其他代理商，以便轉交買主或承讓人。



ENM HOLDINGS LIMITED
安寧控股有限公司

(於香港註冊成立的有限公司)

(股份代號：128)

重選董事、
發行股份之一般授權
及
股東週年大會通告

本公司將於二零零七年五月二十九日星期二上午十時正，假座香港新界荃灣老圍顯達路10號顯達鄉村俱樂部舉行股東週年大會，大會通告載於本通函第8至10頁。無論　閣下能否出席大會，務請盡快按隨附之代表委任表格上所印列之指示填妥，並交回本公司之註冊辦事處，地址為香港九龍尖沙咀東部麼地道77號華懋廣場15樓1502室，惟在任何情況下，最遲須於大會或其任何續會(視情況而定)指定舉行時間四十八小時前交回。填妥及交回代表委任表格後，　閣下仍可出席大會或其任何續會(視情況而定)及於會上投票。

二零零七年四月三十日

目　錄

頁次



ENM HOLDINGS LIMITED
安寧控股有限公司

（於香港註冊成立的有限公司）

（股份代號：128）

代表委任表格

二零零七年五月二十九日星期二上午十時正假座香港新界荃灣顯達路10號顯達鄉村俱樂部舉行之股東週年大會（及其任何續會）適用之代表委任表格

本人／吾等[1] ____

地址為 ____

為 ____________________股[2]安寧控股有限公司（「本公司」）股本中每股面值0.01港元股份之登記持有人，

茲委任大會主席或[3] ____

地址為 ____

為本人／吾等之受委代表，代表本人／吾等出席上述之股東週年大會（及其任何續會），並依照下列指示[4]於會上投票。

	決議案	贊成	反對
1.	省覽及考慮截至二零零六年十二月三十一日止年度之經審核財務報表、董事會報告及獨立核數師報告		
2.	(i) 重選吳智明先生為董事		
	(ii) 重選梁煒才先生為董事		
	(iii) 重選劉偉櫝先生為董事		
	(iv) 授權董事會釐定董事酬金		
3.	重新委任安永會計師事務所為核數師及授權董事會釐定其酬金		
4.	授予董事會發行新股份之一般授權		

日期：二零零七年__________月__________日　　　　簽署[5]：____________________

附註：

1. 請用**正楷**填上全名及地址。
2. 請填寫以　閣下名義登記之股份數目。如未有填上數目，則本代表委任表格將被視為與　閣下名義登記之所有股份有關。
3. 倘擬委派大會主席以外之人士為代表，請刪去「**大會主席或**」字樣，並在空欄內填上　閣下所擬委派代表之姓名及地址。**本代表委任表格之每項更正，均須由簽署人簡簽示可。**
4. **重要提示：　閣下如欲投票贊成任何決議案，請在贊成欄內加上「√」號；如欲投票反對任何決議案，請在反對欄內加上「√」號**。如未在任何欄內加上「√」號，受委代表將有權酌情投票。　閣下的受委代表亦有權就未在大會通告列出但在大會正式提呈的任何決議案酌情投票。
5. 代表委任表格須由　閣下或　閣下正式書面授權代表親自簽署。倘為公司，則須加蓋公司印鑑，或由高級職員或獲得正式授權的代表親自簽署。
6. 如屬任何股份之聯名登記持有人，任何一位該等人士均可親自或委派代表就該股份於任何會議上投票，猶如其為唯一有權投票者。如超過一位該等聯名持有人親自或委派代表出席任何會議，則此等出席之人士中，只有就該等股份於本公司股東名冊上排名首位之人士方有權就該等股份投票。
7. 代表委任表格連同授權簽該等表格之授權書或其他授權文件（如有）或經公證人簽署證明之該等文件副本，必須盡快送達本公司註冊辦事處，地址為香港九龍尖沙咀東部麼地道77號華懋廣場15樓1502室，惟在任何情況下，最遲須於股東週年大會或其任何續會舉行時間48小時前送達，方為有效。
8. 受委代表毋須為本公司股東，惟必須親自出席大會以代表　閣下。
9. 填妥及交回代表委任表格後，　閣下仍可出席股東週年大會，並於會上投票。



ENM HOLDINGS LIMITED

安寧控股有限公司

(Incorporated in Hong Kong with limited liability)

(Stock code: 128)

PROXY FORM

Form of proxy for use at the Annual General Meeting to be held at the Hilltop Country Club, 10 Hilltop Road, Lo Wai, Tsuen Wan, New Territories, Hong Kong on Tuesday, 29 May 2007 at 10:00 a.m. (and at any adjournment thereof)

I/We[1] ____

of ____

being the registered holder(s) of ____________________ share(s)[2] of HK$0.01 each in the capital of ENM Holdings Limited (the "Company"), **HEREBY APPOINT THE CHAIRMAN OF THE MEETING** or [3] ____________________

of ____

as my/our proxy to attend and vote for me/us at the above Annual General Meeting (and at any adjournment thereof) as indicated below[4].

	RESOLUTIONS	FOR	AGAINST
1.	To receive and consider the Audited Financial Statements, the Report of the Directors and the Independent Auditors' Report for the year ended 31 December 2006		
2.	(i) To re-elect Mr. James C. NG as Director		
	(ii) To re-elect Mr. Derek Wai Choi LEUNG as Director		
	(iii) To re-elect Mr. Raymond Wai Pun LAU as Director		
	(iv) To authorise the Board of Directors to fix the Directors' remuneration		
3.	To re-appoint Ernst & Young as the Auditors and to authorise the Board of Directors to fix their remuneration		
4.	To grant to the Board of Directors a general mandate to issue new shares		

Dated this ____________ day of ____________ 2007 Signature(s)[5] ____________

Notes:

1. Full name(s) and address(es) to be inserted in **BLOCK CAPITAL**.
2. Please insert the number of shares registered in your name(s). If no number is inserted, the form of proxy will be deemed to relate to all the shares registered in your name(s).
3. If any proxy other than the chairman is preferred, strike out "**THE CHAIRMAN OF THE MEETING** or" and insert the name and address of the proxy desired in the space provided. **ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALLED BY THE PERSON WHO SIGNS IT.**
4. **IMPORTANT: IF YOU WISH TO VOTE FOR ANY RESOLUTION, TICK IN THE BOX MARKED "FOR". IF YOU WISH TO VOTE AGAINST ANY RESOLUTION, TICK IN THE BOX MARKED "AGAINST".** Failure to complete any or all boxes will entitle your proxy to cast his votes at his discretion. Your proxy will also be entitled to vote at his discretion on any resolution properly put to the meeting other than those referred to in the notice convening the meeting.
5. This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a corporation must under its common seal or under the hand of an officer or attorney duly authorised.
6. Where there are joint registered holders of any share, any one of such persons may vote at any meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto, but if more than one of such joint holders be present at any meeting personally or by proxy, that one of the said persons so present whose name stands first on the register of members in respect of such share shall alone be entitled to vote in respect thereof.
7. To be valid, this form of proxy together with any power of attorney or other authority (if any) under which it is signed or notarially certified copy thereof, must be deposited at the registered office of the Company at Suite 1502, 15th Floor, Chinachem Golden Plaza, 77 Mody Road, Tsimshatsui East, Kowloon, Hong Kong as soon as possible and in any event not less than 48 hours before the time for holding the above Annual General Meeting or any adjournment thereof.
8. The proxy need not be a shareholder of the Company but must attend the meeting in person to represent you.
9. Completion and return of the form of proxy will not preclude you from attending and voting at the Annual General Meeting if you so wish.

於本通函內，除文義另有所指外，下列詞彙之涵義載列如下：

「股東週年大會」	指	本公司將於二零零七年五月二十九日星期二上午十時正，假座香港新界荃灣老圍顯達路10號顯達鄉村俱樂部舉行之股東週年大會或其任何續會
「章程細則」	指	本公司之組織章程細則
「董事會」	指	不時之董事會
「公司條例」	指	香港法例第32章《公司條例》
「本公司」	指	安寧控股有限公司，根據公司條例於香港註冊成立之有限公司，其股份於聯交所主板上市
「董事」	指	本公司之董事
「本集團」	指	本公司及其附屬公司
「最後實際可行日期」	指	二零零七年四月二十三日，即本通函付印前就確定其中所載若干資料之最後實際可行日期
「上市規則」	指	聯交所證券上市規則
「證券及期貨條例」	指	香港法例第571章《證券及期貨條例》
「股份」	指	本公司已發行股本中每股面值0.01港元之普通股
「股東」	指	股份持有人
「聯交所」	指	香港聯合交易所有限公司
「附屬公司」	指	按公司條例定義之本公司一家附屬公司，而「該等附屬公司」一詞亦按此詮釋



ENM HOLDINGS LIMITED
安寧控股有限公司

(於香港註冊成立的有限公司)
(股份代號：128)

執行董事：
梁榮江先生(主席)
吳智明先生(行政總裁)
梁焯才先生
楊永東先生

非執行董事：
劉偉櫝先生

獨立非執行董事：
趙世曾博士
陳正博士
Ian Grant ROBINSON先生

註冊辦事處：
香港
九龍
尖沙咀東部
麼地道77號
華懋廣場15樓1502室

敬啟者：

重選董事、
發行股份之一般授權
及
股東週年大會通告

緒言

本通函旨在為　閣下提供關於重選董事及授予董事會發行股份之一般授權之建議之資料，並尋求　閣下於股東週年大會上批准關於此等事宜之普通決議案。

重選董事

根據章程細則第101條規定，吳智明先生、梁焯才先生及劉偉櫝先生須於股東週年大會上輪值告退，惟彼等符合資格，願膺選連任。

根據上市規則規定須披露之上述董事之詳情載於本通函之附錄。

發行股份之一般授權

於二零零六年六月二日舉行之本公司上屆股東週年大會上，董事會獲授予發行股份之一般授權。該授權將於股東週年大會結束時失效。為使董事會具靈活性及可酌情於合適情況下發行任何股份，將於股東週年大會上提呈一項普通決議案，以授予董事會一般及無條件授權，行使本公司所有權力配發、發行及處理合共最多達有關授予該授權之決議案通過當日本公司已發行股本總面值20%之股份及其他證券。

股東週年大會

召開股東週年大會之通告載於本通函第8至10頁。於股東週年大會上將提呈(其中包括)有關重選董事及授予董事會發行股份之一般授權之決議案。

本通函隨附股東週年大會適用之代表委任表格。無論　閣下能否親身出席股東週年大會，務請盡快按照代表委任表格上所印列之指示填妥，並交回本公司註冊辦事處，地址為香港九龍尖沙咀東部麼地道77號華懋廣場15樓1502室，惟在任何情況下，最遲須於股東週年大會指定舉行時間四十八小時前交回。填妥及交回代表委任表格後，　閣下仍可親身出席股東週年大會及於會上投票。

要求以投票方式表決之程序

根據章程細則第73條，於股東週年大會上就所提呈之決議案須以舉手方式表決，惟(於宣佈以舉手方式表決之結果之前或之時)正式要求以投票方式表決則除外，以下人士可要求以投票方式表決：

(a) 股東週年大會主席；或

(b) 至少三名親身出席之股東或倘股東為一家公司，則為其正式授權之代表，或當時有權在股東週年大會上投票之受委代表；或

(c) 任何親身出席之股東或倘股東為一家公司，則為其正式授權之代表，或受委代表，而彼等之投票權，乃不少於有權出席股東週年大會及於會上投票之全體股東之總投票權之十分之一；或

(d) 任何親身出席之股東或倘股東為一家公司，則為其正式授權之代表，或受委代表，而彼等所持有附帶權利可出席股東週年大會及於會上投票之股份，其已繳足之總金額不少於附帶上述權利之所有股份之繳足總金額之十分之一；或

(e) 倘上市規則規定，個別或共同持有代表委任表格所涉及之股份佔股東週年大會上總表決權百分之五或以上之任何董事。

推薦建議

董事會認為，重選董事及授予董事會發行股份之一般授權之建議符合本公司及股東之最佳利益，並推薦股東就將於股東週年大會上提呈有關上述建議之決議案投贊成票。

此致

列位股東　台照

承董事會命
安寧控股有限公司
主席
梁榮江

香港，二零零七年四月三十日

以下為有關三位將於股東週年大會重選之董事截至最後實際可行日期之資料。

(1) **吳智明先生**

(行政總裁及執行董事)

吳先生現年六十三歲，本集團行政總裁。吳先生於香港及美國銀行業積累逾三十年經驗。吳先生於二零零一年三月加入本公司前，曾擔任香港前第一太平銀行行政總裁及加州United Savings Bank行政總裁，他亦曾於香港及遠東區之大通銀行擔任高級職位。吳先生持有三藩市Golden Gate University工商管理碩士學位及美國St. Jose State University學士學位。吳先生是華懋集團公司之董事，並擔任香港僱主聯合會主席。

吳先生亦出任本公司若干附屬公司之董事，並為利基控股有限公司(其股份於聯交所主板上市)之獨立非執行董事。 於二零零四年四月至二零零五年八月期間，吳先生曾擔任PT Bank Lippo Tbk(其股份於耶加達交易所及泗水交易所上市)之專員。

吳先生就其擔任行政總裁之職務，可享酬金每年3,958,000港元。吳先生獲委任為行政總裁一職，並無特定服務期。吳先生獲委任為董事一職，須按照章程細則於本公司股東週年大會上輪值告退及膺選連任。吳先生現可享董事袍金每年20,000港元，而其酬金是由董事會經參照其於本集團之職務及責任及本集團之薪酬政策後釐定。除上述者外，吳先生並無享有本公司任何其他酬金。

除以上所披露者外，吳先生並無於本公司或本集團其他成員公司擔任任何職位，及於最後實際可行日期前三年內，亦無在其他上市公司擔任董事職務。

吳先生與任何董事、本公司高級管理層或主要股東或控股股東概無關係。

於最後實際可行日期，吳先生並無擁有證券及期貨條例第XV部所指之任何股份權益。

除以上所披露者外，並無其他有關建議重選吳先生之事項須提請股東注意，且概無其他根據上市規定第13.51(2)(h)至13.51(2)(v)條之任何規定而須彼露的資料。

(2) **梁煒才先生**

(執行董事)

梁先生現年五十六歲，於二零零零年十二月加入本公司為執行董事。梁先生持有理學士(工程系)學位，亦是特許會計師。梁先生擁有十六年銀行業經驗，曾掌管全球其中一間最大銀行之銀行附屬公司的財務及資本市場部約十年。他於一九九七年初加入華懋集團，負責華懋集團之國際投資業務。

梁先生亦出任本公司若干附屬公司之董事。

梁先生並非按特定任期委任，惟須按照章程細則於本公司股東週年大會上輪值告退及膺選連任。梁先生現時可享董事袍金每年20,000港元，此乃由董事會經參照其於本集團之職務及責任及本集團之薪酬政策後釐定。除上述者外，梁先生並無享有本公司任何其他酬金。

除以上所披露者外，梁先生並無於本公司或本集團其他成員公司擔任任何職位，及於最後實際可行日期前三年內，亦無在其他上市公司擔任董事職務。

梁先生與任何董事、本公司高級管理層或主要股東或控股股東概無關係。

於最後實際可行日期，梁先生並無擁有證券及期貨條例第XV部所指之任何股份權益。

除以上所披露者外，並無其他有關建議重選梁先生之事項須提請股東注意，且概無其他根據上市規定第13.51(2)(h)至13.51(2)(v)條之任何規定而須披露的資料。

(3) **劉偉檳先生**

(非執行董事及審核委員會成員)

劉先生現年五十七歲，於二零零一年三月加入本公司為獨立非執行董事，並自二零零四年九月起調任為非執行董事。劉先生是梁錦濤•關學林律師行之首席合夥人。劉先生為香港高等法院之律師，並合資格於英國及澳洲省市執業。劉先生亦為法律公證人及中國委託公證人。

於二零零四年三月至二零零五年一月期間，劉先生曾擔任銀河映像控股有限公司(其股份於聯交所創業板上市)之獨立非執行董事。

劉先生並非按特定任期委任，惟須按照章程細則於本公司股東週年大會上輪值告退及膺選連任。劉先生現時可享董事袍金每年20,000港元，此乃由董事會經參照其於本集團之職務及責任及本集團之薪酬政策後釐定。除上述者外，劉先生並無享有本公司任何其他酬金。

除以上所披露者外，劉先生並無於本公司或本集團其他成員公司擔任任何職位，及於最後實際可行日期前三年內，亦無在其他上市公司擔任董事職務。

劉先生與任何董事、本公司高級管理層或主要股東或控股股東概無關係。

於最後實際可行日期，劉先生並無擁有證券及期貨條例第XV部所指之任何股份權益。

除以上所披露者外，並無其他有關建議重選劉先生之事項須提請股東注意，且概無其他根據上市規定第13.51(2)(h)至13.51(2)(v)條之任何規定而須彼露的資料。



ENM HOLDINGS LIMITED
安 寧 控 股 有 限 公 司
(於香港註冊成立的有限公司)
(股份代號：128)

茲通告安寧控股有限公司(「本公司」)謹訂於二零零七年五月二十九日星期二上午十時正，假座香港新界荃灣老圍顯達路10號顯達鄉村俱樂部舉行股東週年大會，藉以討論下列事項：

普 通 決 議 案

1. 省覽及考慮截至二零零六年十二月三十一日止年度之經審核財務報表、董事會報告及獨立核數師報告。

2. 重選退任董事及授權董事會釐定其酬金。

3. 重新委任核數師及授權董事會釐定其酬金。

4. 作為特別事項，考慮及酌情通過(不論會否作出修訂)下列決議案為普通決議案：

「**動議**：

(a) 在本決議案(c)段之規限下及依據《公司條例》第57B條，一般性及無條件批准董事會於有關期間(定義見下文)內行使本公司一切權力，以配發、發行及處理本公司股本之額外股份，以及作出或授予或須行使該權力之售股建議、協議及購股權；

(b) 本決議案(a)段之批准乃授權董事會於有關期間內作出或授予或須於有關期間內或結束後行使該等權力之售股建議、協議及購股權；

(c) 董事會根據本決議案(a)段之批准所配發或有條件或無條件同意配發(不論是否根據購股權或以其他方式進行)之股本面值總額，除根據(i)供股(定義見下文)或(ii)根據本公司之任何購股權計劃而行使之購股權外，不得超過於本決議案獲通過當日本公司已發行股本總面值百分之二十，而上述批准亦須受此相應限制；及

(d) 就本決議案而言：

「有關期間」指由本決議案通過之日起至下列任何較早之日期止之期間：

(i) 本公司下屆股東週年大會結束之日；

(ii) 本公司組織章程細則或《公司條例》規定本公司須舉行下屆股東週年大會期限屆滿之日；及

(iii) 本公司股東於股東大會上通過普通決議案撤銷或修訂本決議案授予之權力之日。

「供股」指在董事會所訂定之期間內，向載列於某一指定記錄日期之本公司股東名冊內之股份持有人，按照其當時之持股比例所提出配售新股之建議(惟董事會有權就零碎股份或因適用於本公司之本港以外任何地域之法律或任何認可管制機構或證券交易所之規定所引致之任何限制或責任而必須或權宜取消若干股東在此方面之權利或作出其他安排)。」

承董事會命
安寧控股有限公司
公司秘書
鄭佩敏

香港，二零零七年四月三十日

附註：

1. 凡有權出席大會及於會上投票之本公司股東，均有權委派一位或以上代表，代其出席及投票。受委代表毋須為本公司股東。

2. 隨附為大會適用之代表委任表格。代表委任表格連同授權簽署該表格之授權書或其他授權文件(如有)或由公證人簽署證明之該等授權書或授權文件副本，必須盡快送達本公司註冊辦事處，地址為香港九龍尖沙咀東部麼地道77號華懋廣場15樓1502室，惟在任何情況下，最遲須於大會或其任何續會指定舉行時間四十八小時前送達，方為有效。

3. 如屬任何股份之聯名持有人，任何一名該等持有人均可親自或委派代表就有關股份於大會上投票，猶如彼為唯一有權投票者；惟倘若超過一位該聯名持有人親自或委派代表出席大會，則僅就該等股份於本公司股東名冊內排名列首位之出席人士方有權就該等股份投票。

4. 填妥及交回代表委任表格後，股東仍可親自出席大會或其任何續會，並於會上投票。如股東在遞交代表委任表格後出席大會，則其代表委任表格將視為撤銷。

5. 於本通告日期，本公司執行董事為梁榮江先生(主席)、吳智明先生(行政總裁)、梁煒才先生及楊永東先生；本公司非執行董事為劉偉檳先生；而本公司獨立非執行董事則為趙世曾博士、陳正博士及Ian Grant Robinson先生。



ENM Holdings Limited

(incorporated in Hong Kong with limited liability)

(stock code: 128)

Results Announcement for the Year Ended 31 December 2006

The Board of Directors (the "Board") of ENM Holdings Limited (the "Company") announces the audited consolidated results of the Company and its subsidiaries (collectively the "Group") for the year ended 31 December 2006.

CONSOLIDATED INCOME STATEMENT
For the year ended 31 December 2006
(Expressed in Hong Kong dollars)

	Notes	2006 $'000	2005 $'000
REVENUE	2	227,206	242,536
Cost of sales		(97,521)	(110,221)
Gross profit		129,685	132,315
Other income and gains	3	5,103	5,859
Selling and distribution costs		(72,231)	(68,359)
Administrative expenses		(66,200)	(74,041)
Other operating income, net		2,509	16,631
Fair value change/write-back of deficits on revaluation of properties		12,545	6,397
Finance costs	4	(1,077)	(969)
Share of profits and losses of associates		(2,852)	(2,883)
PROFIT BEFORE TAX	5	7,482	14,950
Tax	6	—	43
PROFIT FOR THE YEAR		7,482	14,993
Attributable to:			
Equity holders of the Company		12,047	10,923
Minority interests		(4,565)	4,070
		7,482	14,993
DIVIDENDS		Nil	Nil
EARNINGS PER SHARE ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF THE COMPANY	7		
- Basic		0.73 cents	0.66 cents
- Diluted		N/A	N/A

CONSOLIDATED BALANCE SHEET
As at 31 December 2006
(Expressed in Hong Kong dollars)

	Notes	2006 $'000	2005 $'000
NON-CURRENT ASSETS			
Property, plant and equipment		84,638	80,326
Investment properties		123,900	109,700
Prepaid land premiums		3,063	3,140
Goodwill		6,610	6,610
Interests in jointly-controlled entities		—	—
Interests in associates		20,511	17,348
Available-for-sale equity investments		35,503	35,503
Total non-current assets		274,225	252,627
CURRENT ASSETS			
Inventories		37,481	34,920
Trade receivables	8	8,701	7,105
Prepayments, deposits and other receivables		33,267	37,407
Prepaid land premiums		77	77
Equity investments at fair value through profit or loss		154,613	148,736
Derivative financial instruments		104	—
Pledged deposits		342	342
Time deposits		495,074	515,379
Cash and bank balances		27,148	29,246
Total current assets		756,806	773,212
CURRENT LIABILITIES			
Trade and other payables	9	47,662	55,270
Interest-bearing bank and other borrowings		9,268	3,978
Current portion of debentures		4,102	1,684
Other loans		5,304	5,230
Tax payable		5,497	5,497
Total current liabilities		71,833	71,659
NET CURRENT ASSETS		684,973	701,553
TOTAL ASSETS LESS CURRENT LIABILITIES		959,198	954,180
NON-CURRENT LIABILITIES			
Debentures		3,754	6,673
Interest-bearing bank and other borrowings		206	297
Deferred revenue		25,821	27,868
Total non-current liabilities		29,781	34,838
Net assets		929,417	919,342
EQUITY			
Equity attributable to equity holders of the Company			
Issued capital		16,507	16,507
Reserves		885,397	871,428
		901,904	887,935
Minority interests		27,513	31,407
Total equity		929,417	919,342

Notes:

1 **Basis of preparation and application of new and revised Hong Kong Financial Reporting Standards**

The financial statements have been prepared in accordance with Hong Kong Financial Reporting Standards ("HKFRSs") (which also include Hong Kong Accounting Standards ("HKASs") and Interpretations) issued by the Hong Kong Institute of Certified Public Accountants, accounting principles generally accepted in Hong Kong and the Hong Kong Companies Ordinance. They have been prepared under the historical cost convention, except for investment properties, certain leasehold land and buildings, equity investments and derivative financial instruments which have been measured at fair value. The financial statements are presented in Hong Kong dollars ("HK$") and all values are rounded to the nearest thousand except when otherwise indicated.

The Group has adopted the following new and revised HKFRSs for the first time for the current year's financial statements. Except for in certain cases, giving rise to new and revised accounting policies and additional disclosures, the adoption of these new and revised standards and interpretation has had no material effect on these financial statements.

HKAS 21 Amendment	Net Investment in a Foreign Operation
HKAS 27 Amendment	Consolidated and Separate Financial Statements: Amendments as a consequence of the Companies (Amendment) Ordinance 2005
HKAS 39 & HKFRS 4 Amendments	Financial Guarantee Contracts
HKAS 39 Amendment	Cash Flow Hedge Accounting of Forecast Intragroup Transactions
HKAS 39 Amendment	The Fair Value Option
HK(IFRIC)—Int 4	Determining whether an Arrangement contains a Lease

The principal changes in accounting policies are as follows:

(a) *HKAS 21 The Effects of Changes in Foreign Exchange Rates*

Upon the adoption of the HKAS 21 Amendment regarding a net investment in a foreign operation, all exchange differences arising from a monetary item that forms part of the Group's net investment in a foreign operation are recognised in a separate component of equity in the consolidated financial statements irrespective of the currency in which the monetary item is denominated. This change has had no material impact on the financial statements as at 31 December 2006 or 31 December 2005.

(b) *HKAS 27 Consolidated and Separate Financial Statements*

The adoption of the revised HKAS 27 has resulted in a change in accounting policy relating to the definition of a subsidiary for the purpose of the consolidated financial statements. This change has had no material impact on the financial statements.

(c) *HKAS 39 Financial Instruments: Recognition and Measurement*

(i) Amendment for financial guarantee contracts

This amendment has revised the scope of HKAS 39 to require financial guarantee contracts issued that are not considered insurance contracts, to be recognised initially at fair value and to be remeasured at the higher of the amount determined in accordance with HKAS 37 Provisions, Contingent Liabilities and Contingent Assets and the amount initially recognised less, when appropriate, cumulative amortisation recognised in accordance with HKAS 18 Revenue. The adoption of this amendment has had no material impact on the financial statements

(ii) Amendment for the fair value option

This amendment has changed the definition of a financial instrument classified as fair value through profit or loss and has restricted the use of the option to designate any financial asset or any financial liability to be measured at fair value through the income statement. The Group had not previously used this option, and hence the amendment has had no effect on the financial statements.

(iii) Amendment for cash flow hedge accounting of forecast intragroup transactions

This amendment has revised HKAS 39 to permit the foreign currency risk of a highly probable intragroup forecast transaction to qualify as a hedged item in a cash flow hedge, provided that the transaction is denominated in a currency other than the functional currency of the entity entering into that transaction and that the foreign currency risk will affect the consolidated income statement. As the Group currently has no such transactions, the amendment has had no effect on the financial statements.

(d) *HK(IFRIC)—Int 4 Determining whether an Arrangement contains a Lease*

The Group has adopted this interpretation as of 1 January 2006, which provides guidance in determining whether arrangements contain a lease to which lease accounting must be applied. This interpretation has had no material impact on the financial statements.

2 **Revenue and segmental information**

An analysis of the Group's revenue and results by the Group's business segments and an analysis of the Group's revenue by the Group's geographical segments are as follows:

(a) *Business segments*

	Group revenue		Contribution to profit before tax	
	2006 $'000	2005 $'000	2006 $'000	2005 $'000
Wholesale and retail of fashion wear and accessories	174,310	195,467	(11,039)	10,662
Telecommunications operations	2,985	4,630	(3,397)	5,360
Resort and recreational club operations	19,268	19,127	3,725	(113)
Investments and treasury	30,643	23,312	11,618	(906)
	227,206	242,536	907	15,003
Unallocated expenses			(2,041)	(2,598)
Fair value change/write-back of deficits on revaluation of:				
Investment properties			9,982	3,785
Resort and recreational club properties			2,563	2,612
Finance costs			(1,077)	(969)
Share of profits and losses of associates			(2,852)	(2,883)
Profit before tax			7,482	14,950
Tax			—	43
Profit for the year			7,482	14,993

(b) *Geographical segments*

	Group revenue 2006 $'000	Group revenue 2005 $'000
Hong Kong	224,132	237,809
Mainland China	3,070	3,675
Other Asia Pacific regions	4	629
Others	—	423
	227,206	242,536

3 **Other income and gains**

An analysis of other income and gains is as follows:

	2006 $'000	2005 $'000
Rental income	455	529
Management fees	1,833	3,463
Others	2,815	1,867
	5,103	5,859

4 **Finance costs**

	2006 $'000	2005 $'000
Interest on bank loans and overdrafts wholly repayable within five years	704	597
Interest on a finance lease	14	10
Accretion of interest on debentures	359	362
	1,077	969

5 **Profit before tax**

The Group's profit before tax is arrived at after charging/(crediting):

	2006 $'000	2005 $'000
Cost of inventories sold	97,272	108,109
Amortisation of deferred revenue	(1,852)	(400)
Recognition of prepaid land premiums	77	77
Depreciation	8,944	7,795
Dividend income from listed investments	(4,765)	(4,182)
Interest income	(25,478)	(19,130)
Exchange gains, net	(3,791)	(8,637)
Loss/(gain) on disposal of items of property, plant and equipment	66	(29)
Fair value losses/(gains), net:		
Available-for-sale investments (transfer from equity)	—	783
Equity investments at fair value through profit or loss	757	4,169
Derivative instruments — transactions not qualifying as hedges	(184)	—
Impairment of other receivables	4,458	1,936
Impairment of items of property, plant and equipment	—	242

6 **Tax**

No provision for Hong Kong profits tax and overseas income tax has been made for the year ended 31 December 2006 (2005: Nil) as the Company and its subsidiaries either did not generate any assessable profits for the year or have available tax losses brought forward from prior years to offset against any assessable profits generated during the year.

	2006 $'000	2005 $'000
Group		
Current — Hong Kong		
Underprovision in prior years	—	7
Current — Overseas		
Overprovision in prior years	—	(50)
Total tax credit for the year	—	(43)

7 **Earnings per share attributable to ordinary equity holders of the Company**

The calculation of basic earnings per share amount is based on the profit for the year attributable to ordinary equity holders of the Company of $12,047,000 (2005: $10,923,000), and the weighted average number of ordinary shares in issue during the year of 1,650,658,676 (2005: 1,650,658,676).

Diluted earnings per share amounts for the years ended 31 December 2006 and 2005 have not been disclosed as no diluting events existed during these years.

8 **Trade receivables**

The Group maintains a defined credit policy for its trade customers and the credit terms given vary according to business activities. The financial strength of and the length of business relationship with the customers, on an individual basis, are considered in arriving at the respective credit terms. Overdue balances are reviewed regularly by management.

An aged analysis of the trade receivables as at the balance sheet date, based on the invoice date and net of provisions, is as follows:

	Group 2006 $'000	2005 $'000
Within 1 month	5,847	4,347
2 to 3 months	290	232
Over 3 months	2,564	2,526
	8,701	7,105

9 **Trades and other payables**

All trade and other payables of the Group are unsecured, interest-free and repayable within one month or on demand

DIVIDENDS

The directors do not recommend the payment of any dividend for the year ended 31 December 2006 (2005: HK$Nil).

CHIEF EXECUTIVE'S STATEMENT

FINANCIAL REVIEW

For the year under review, the Group reported a turnover of HK$227,206,000 (2005: HK$242,536,000) which represents a decrease of 6% compared to 2005. Consolidated profit attributable to equity holders of the Company amounted to HK$12,047,000 (2005: HK$10,923,000) which represents a 10% increase compared to last year. Earnings per share was HK0.73 cents (2005: HK0.66 cents).

LIQUIDITY AND FINANCIAL POSITION

On 31 December 2006, the Group was in a solid financial position with cash and deposit holdings of HK$522,222,000 (2005: HK$544,625,000) On 31 December 2006, total borrowings stood at HK$22,634,000 (2005: HK$17,862,000) with HK$18,674,000 (2005: HK$10,892,000) of repayments falling due within one year. The Group's gearing ratio (a comparison of total borrowings with equity attributable to equity holders of the Company) was 2.5% at the year end date (2005: 2%). The current ratio on 31 December 2006 was 10 5 times (2005: 10 8 times).

On 31 December 2006, the Group's borrowings and bank balances were primarily denominated in Hong Kong dollars and United States dollars. Exchange differences were reflected in the audited financial statements. All borrowings of the Group are either on a floating rate basis or interest free.

The Group's imported purchases are mainly denominated in Euros and United States dollars The Group will from time to time review its foreign exchange position and market conditions to determine if any hedging is required.

BUSINESS REVIEW

RESORT AND RECREATIONAL CLUB OPERATIONS

VivaSha Club Resort ("VivaSha")

VivaSha, comprised of a 4-star Hotel Building with 320 rooms, a Clubhouse Building and an International Convention Center, has performed satisfactorily since its soft opening at the end of March 2006. A total of 21 new facilities including the Tepanyake Restaurant, the Tea Salon, and the piano bar have been added or modified to further enrich the attractions of the project. In addition, 2,000 new households will move into new residential properties nearby in 2007; Management believe this will have a positive impact on Clubhouse business.

Hong Kong Hilltop Country Club ("Club")

Although the effect of Disneyland and the individual travelling program is cooling down, the Club's revenues for 2006 continue to be steady as the Club focuses on its target customers. In 2007, Management expect the 10th anniversary celebration of the establishment of HKSAR to attract more tourism from China and overseas which will further improve the Club's business.

The transitional changes in the Tsuen Wan area have affected the Club's turnover. Many traditional club members such as owners and senior management of manufacturing enterprises have moved out of the district and cut down their number of visits to the club house. However, an increasing number of middle class residents have moved to the Tsuen Wan area in recent years. The Club has been upgrading its facilities with new modern equipment, introducing innovative promotion programs and maintaining good customer service to attract this new segment of potential customers, as well as to strengthen the loyalty of our existing club members.

TELECOMMUNICATIONS & TECHNOLOGIES

SinoPay.com Holdings Limited ("SinoPay")

SinoPay's main business is providing B2C electronic payment and Intra-bank fund transfer solution services in the PRC through its Joint Venture with China UnionPay, Chinapay e-Payment Service Ltd ("the JV") in Shanghai. In order to diversify its income contribution sources, Chinapay e-Payment Services Ltd has developed an on-line mutual fund trading platform in recent years and the result has been satisfactory.

Due to unforeseen circumstances, the proposed merger between Chinapay e-Payment Service Ltd and Easylink, a counterpart of the JV in Guangdong, has been temporarily suspended. However, the suspension of the proposed merger will not adversely affect the daily operation and business development of the JV. Its annual turnover increased by 150% to RMB47,600,000 with a net profit of RMB9,800,000 in 2006.

Beijing Smartdot Technologies Co. Ltd. ("Smartdot")

Smartdot is engaged in the development of software and solution projects in China. Its core businesses are e-government projects and office automation.

Despite increasing competition in the software market in the PRC, Smartdot still reported steady growth in 2006. Its annual turnover increased by 14% to RMB88,000,000 and the net profit increased by 22.6% to RMB8,070,000. In order to diversify its income contribution sources in 2007, Smartdot will focus on (1) the distribution business of WBCR, an IBM software product for business flow and control management mainly for listed companies in the United States and (2) developing a new office automation software package for small to medium sized companies, as well as strengthening its core business of e-government projects and office automation system for large enterprises

Wireless Network Card Business

Shanghai ENM Telecom & Technology Limited has developed solid business collaborations with China Mobile and China Unicom to market mobile internet access services in Shanghai. The wireless internet access market is growing steadily in China as more customers recognise the benefits of this service. Management continues to look for opportunities to promote other telecommunication products with telecom operators under a similar cooperation model with China Unicom.

RETAIL FASHION

The Swank Shop Limited ("Swank")

A number of shops were closed due to the expiration of leases in the first quarter and could only be reopened in new locations in the third quarter, thus affecting Swank's first six months' sales turnover The relocated shop in Pacific Place incorporates both men's and ladies' wear. The new shop in Harbour City is for men only which complements the existing Swank ladies' wear nearby

The new shop network reflects our strategy of targeting the upscale market in strategic locations in Hong Kong and Kowloon. Sales volume in the second half of the year returned to satisfactory levels.

BIO-MEDICAL

Genovate Biotechnology Company Limited ("Genovate")

Genovate is a fully integrated pharmaceutical company which encompasses within its operation: new drug development and new formulation capability, clinical trials for local and international pharmaceutical companies, drug manufacturing, drug marketing and distribution in Taiwan and the region.

Genovate's two major new drug products - Urotrol for urinary incontinence and Diabetrol Slow Release ("SR") for the anti-diabetic market, have achieved increasing market acceptance. In 2006, Genovate had five other new drug products approved for marketing in Taiwan and three approved in Vietnam.

In the field of new drug development, Genovate has research programs in collaboration with government institutes including the Industrial Technology Research Institute (ITRI) of Taiwan and the National Health Research Institute (NHRI). Genovate also collaborates with BioKey, a US specialty pharmaceutical company, to co-develop new drug products. Genovate's product pipeline, focused on anticancer and metabolic disorders, will be further strengthened once these research programs reach the clinical development stage.

The merger plan between Genovate and Ocean Bright Co., Ltd. ("OB") was originally approved by both companies' shareholders in June 2006. However, due to changes in market conditions and more stringent regulations by the Taiwan GreTai Securities Market, Genovate and OB were required to re-negotiate the share exchange ratio but were unable to reach agreement. The merger plan has therefore been terminated but Genovate and OB will continue their business partnership

PURCHASE, REDEMPTION OR SALE OF LISTED SECURITIES OF THE COMPANY

Neither the Company, nor any of its subsidiaries purchased, redeemed or sold any of the Company's listed securities during the year

CODE ON CORPORATE GOVERNANCE PRACTICES

In the opinion of the Directors, the Company has complied with the Code Provisions of the Code on Corporate Governance Practices (the " CG Code") set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited throughout the year ended 31 December 2006, except for the deviations in respect of the service term and the rotation of Directors under Code Provisions A 4.1 and A.4 2 of the CG Code.

Under Code Provision A.4.1 of the CG Code, Non-executive Directors should be appointed for a specific term and subject to re-election. None of the existing Non-executive and Independent Non-executive Directors of the Company is appointed for a specific term. However, all of the Non-executive and Independent Non-executive Directors are subject to retirement by rotation in accordance with the Company's Articles of Association

Under Code Provision A 4.2 of the CG Code, all Directors appointed to fill casual vacancy should be subject to election by shareholders at the first general meeting after their appointment, and every Director, including those appointed for a specific term, should be subject to retirement by rotation at least once every three years. In order to comply with the Code Provision A.4.2 of the CG Code, relevant amendments to the Articles of Association of the Company were proposed and approved by the shareholders at the Annual General Meeting of the Company held on 2 June 2006. Code provision A 4 2 of the CG Code has been fully complied with thereafter.

REVIEW BY AUDIT COMMITTEE

The Company's consolidated results for the year ended 31 December 2006 have been reviewed by the Audit Committee of the Company The Audit Committee comprises one Non-Executive Director, Mr. Raymond Wai Pun LAU and three Independent Non-executive Directors, namely Dr. Cecil Sze Tsung CHAO, Dr. Jen CHEN and Mr. Ian Grant ROBINSON.

BOARD OF DIRECTORS

As at the date of this announcement, the Executive Directors of the Company are Mr. Joseph Wing Kong LEUNG (Chairman), Mr. James C. NG (Chief Executive Officer), Mr. Derek Wai Choi LEUNG and Mr Wing Tung YEUNG, the Non-executive Director of the Company is Mr. Raymond Wai Pun LAU; and the Independent Non-executive Directors of the Company are Dr. Cecil Sze Tsung CHAO, Dr. Jen CHEN and Mr. Ian Grant ROBINSON.

By order of the Board
James C. Ng
Chief Executive

Hong Kong, 23 April 2007



ENM Holdings Limited
安寧控股有限公司

(於香港註冊成立之有限公司)
(股份代號：128)

截至二零零六年十二月三十一日止年度業績公佈

安寧控股有限公司(「本公司」)董事會(「董事會」)宣佈本公司及其附屬公司(統稱「本集團」)截至二零零六年十二月三十一日止年度之經審核綜合業績。

綜合收益表
截至二零零六年十二月三十一日止年度
(以港元呈列)

	附註	二零零六年 千元	二零零五年 千元
收入	2	227,206	242,536
銷售成本		(97,521)	(110,221)
毛利		129,685	132,315
其他收入及收益	3	5,103	5,859
銷售及分銷成本		(72,231)	(68,359)
行政費用		(64,200)	(74,041)
其他經營收入淨額		2,509	16,631
物業公允值變動／撥回重估虧損		12,545	6,397
融資成本	4	(1,077)	(969)
應佔聯營公司溢利及虧損		(2,852)	(2,883)
除稅前溢利	5	7,482	14,950
稅項	6	–	43
年內溢利		7,482	14,993
可分配予：			
本公司權益持有人		12,047	10,923
少數股東權益		(4,565)	4,070
		7,482	14,993
股息		無	無
本公司普通股權益持有人應佔每股盈利	7		
基本		0.73仙	0.66仙
攤薄		不適用	不適用

綜合資產負債表
二零零六年十二月三十一日
(以港元呈列)

	附註	二零零六年 千元	二零零五年 千元
非流動資產			
物業、機器及設備		84,638	80,326
投資物業		123,900	109,700
預付土地租賃款項		3,063	3,140
商譽		6,610	6,610
於共同控制公司之權益		–	–
於聯營公司之權益		20,511	17,348
可供出售之股本投資		35,503	35,503
非流動資產總值		274,225	252,627
流動資產			
存貨		37,481	34,920
應收賬款	8	[illegible]	[illegible]

(c) 香港會計準則第39號 *金融工具：確認及計量*

(i) 財務擔保合約之修訂

此項修訂修改了香港會計準則第39號之範圍，規定已發出但不視為保險合約之財務擔保合約，須初步按公允價值確認，其後按以下較高者重新計量：按香港會計準則第37號「撥備、或然負債及或然資產」所釐定之金額，或按初步確認價值減按香港會計準則第18號「收入」確認之累計攤銷金額(如適用)。採納該修訂對財務報表並無重大影響。

(ii) 公允值選擇權之修訂

此項修訂改變了以公允值計入損益中金融工具之定義，及對指定任何財務資產或財務負債以公允值計入損益中之選擇權作出限制。本集團以往並沒有使用此選擇權，因此，該項修訂對財務報表並沒有影響。

(iii) 預期集團內公司間交易的現金流量對沖會計法之修訂

此項修訂已修訂香港會計準則第39號，從預期非常有可能發生之集團內公司間交易以該實體之功能貨幣以外之貨幣定值及有關外幣風險將影響綜合損益表，則允許該交易之外幣風險符合作為現金流量對沖的對沖項目。由於本集團現時並沒有此類交易，此項修訂對財務報表並沒有影響。

(d) 香港(國際財務報告詮釋委員會)詮釋第4號 *釐定一項安排是否包含一項租賃*

本集團已於二零零六年一月一日採用此詮釋，提供了指引以確定包含租賃之安排需採用租賃會計。此項詮釋對財務報表沒有重大影響。

2 收入及分類資料

本集團按業務分類之收入及業績分析，以及本集團按地區分類之收入分析如下：

(a) *業務分類*

	集團收入 二零零六年 千元	集團收入 二零零五年 千元	除稅前溢利之貢獻 二零零六年 千元	除稅前溢利之貢獻 二零零五年 千元
批發及零售時裝及飾物	174,710	195,467	(11,039)	10,662
經營電訊業務	2,985	4,630	(3,397)	5,360
經營渡假中心及俱樂部	19,268	19,127	3,725	(113)
投資及財務管理	30,243	23,312	11,618	(906)
	227,206	242,536	907	15,003
未分配開支			(2,041)	(2,598)
公允值變動／撥回重估虧損：				
投資物業			9,982	3,785
渡假中心及俱樂部物業			2,563	2,612
融資成本			(1,077)	(969)
應佔聯營公司溢利及虧損			(2,852)	(2,883)
除稅前溢利			7,482	14,950
稅項			–	43
年內溢利			7,482	14,993

(b) *地區分類*

	集團收入 二零零六年 千元	集團收入 二零零五年 千元
香港	224,132	237,809
中國大陸	3,070	3,675
其他亞太地區	4	629
其他	–	423
	227,206	242,536

3 其他收入及收益

其他收入及收益之分析如下：

股息

董事並不建議就截至二零零六年十二月三十一日止年度派發任何股息(二零零五年：零港元)。

行政總裁報告書

財務回顧

於回顧年度內，本集團錄得營業額227,206,000港元(二零零五年：242,536,000港元)，較二零零五年下跌6%。本公司權益持有人應佔綜合溢利為12,047,000港元(二零零五年：10,923,000港元)，較去年增加10%。每股盈利為0.73港仙(二零零五年：0.66港仙)。

流動資金及財務狀況

於二零零六年十二月三十一日，本集團之財務狀況穩健，持有現金及存款522,222,000港元(二零零五年：544,625,000港元)。於二零零六年十二月三十一日，借貸總額為22,634,000港元(二零零五年：17,862,000港元)，其中18,674,000港元(二零零五年：10,892,000港元)須於一年內到期償還。於年度結算日，本集團之資本負債比率(即借貸總額與本公司權益持有人應佔權益之比率)為2.5%(二零零五年：2%)。於二零零六年十二月三十一日之流動比率為10.5倍(二零零五年：10.8倍)。

於二零零六年十二月三十一日，本集團之借貸及銀行結餘主要以港元及美元為單位，而匯兌差額已於經審核財務報表內反映。本集團之所有借貸均為免息或以浮息計算。

本集團之進口採購主要以歐元及美元結算。本集團會不時審閱其外匯狀況及市場情況，以決定是否需要進行任何對沖。

業務回顧

渡假中心及俱樂部業務

上海洋洋顯達渡假酒店(「洋洋顯達」)

洋洋顯達(由一幢設有320個房間之四星級酒店大樓、一幢俱樂部大樓及一座國際會議中心組成)，自二零零六年三月底試業以來表現一直理想。酒店已增設或改裝二十一項新設施，包括鐵板燒餐廳、茶館及鋼琴酒吧，以進一步豐富項目的吸引力。此外，二千戶家庭將於二零零七年搬進附近的新住宅物業；管理層相信這將對俱樂部業務帶來正面影響。

香港愉景灣鄉村俱樂部(「俱樂部」)

儘管迪士尼樂園及個人遊計劃效應正在放緩，但由於俱樂部焦點集中於其目標顧客，故俱樂部二零零六年的收入繼續保持穩定。二零零七年，管理層預期香港特區成立十週年慶典將吸引國內外更多遊客前來觀光，從而進一步改善俱樂部業務。

荃灣地區的變遷已影響俱樂部的營業額。許多傳統的俱樂部會員，例如製造企業的東主及高級管理層，已搬離該區及減少前往俱樂部的次數。然而，近年越來越多中產居民遷入荃灣區。俱樂部一直透過增設全新的現代化設備來提升設施，推出具創意的推廣計劃及維持良好的客戶服務，以吸納此部分的新客戶，同時增強現有俱樂部會員的忠誠支持。

電訊及科技

SinoPay.com Holdings Limited(「SinoPay」)

SinoPay之主要業務是透過與中國銀聯在上海成立之合營公司銀聯電子支付服務有限公司(「合營公司」)，在中國提供商戶對客戶電子支付及銀行間跨行轉賬解決方案服務。為增加收入來源，銀聯電子支付服務有限公司近年已開發一個網上互惠基金交易平台，成效一直理想。

由於無法預計的情況，銀聯電子支付服務有限公司與廣州好易聯支付網絡公司(與合營公司屬同集之廣東公司)之間的合併計劃暫時擱置。然而，合併計劃暫時擱置將不會對合營公司的日常營運及業務發展造成不利影響。二零零六年其全年營業額增加150%至人民幣47,600,000元，純利為人民幣9,800,000元。

北京華點科技開發有限公司(「華點」)

華點於中國從事軟件開發及解決方案項目，其核心業務為政府電子化項目及[illegible]

	附註		
流動資產			
存貨		37,481	34,920
應收賬款	8	8,701	7,105
預付款項、按金及其他應收款項		33,267	37,407
預付土地租賃款項		77	77
按公允值計入損益中之股本投資		154,612	148,736
衍生金融工具		104	—
已抵押存款		342	342
定期存款		495,074	515,379
現金及銀行結餘		27,148	29,246
流動資產總值		756,806	773,212
流動負債			
應付賬款及其他應付款項	9	47,662	55,270
附息銀行及其他借款		9,268	3,978
債券之即期部份		4,102	1,684
其他貸款		5,304	5,230
應付稅項		5,497	5,497
流動負債總額		71,833	71,659
流動資產淨值		684,973	701,553
總資產減流動負債		959,198	954,180
非流動負債			
債券		3,754	6,673
附息銀行及其他借款		206	297
遞延收入		25,821	27,868
非流動負債總額		29,781	34,838
資產淨值		929,417	919,342
權益			
本公司權益持有人應佔權益			
已發行股本		16,507	16,507
儲備		885,397	871,428
		901,904	887,935
少數股東權益		27,513	31,407
權益總額		929,417	919,342

附註：

1 **編製基準及採用新增及經修訂香港財務報告準則**

本財務報表乃按照香港會計師公會發出之《香港財務報告準則》(「香港財務報告準則」)(包括《香港會計準則》(「香港會計準則」)及《詮釋》)、香港公認之會計原則及《香港公司條例》之規定而編製。除按公允值計算之投資物業、若干租賃土地及樓宇、股本投資及衍生金融工具外，本財務報表乃按原值成本法編製。本財務報表以港元呈列，而除另有指明者外，所有金額均四捨五入至最接近千位。

本集團於本年度財務報表內首次採納以下新增及經修訂香港財務報告準則。除若干情況下，引致需用新增及經修訂會計政策及額外披露外，採納該等新增及經修訂準則及詮釋對本財務報表並無重大影響。

香港會計準則第21號修訂	於境外業務之投資淨額
香港會計準則第27號修訂	綜合及獨立財務報表：因應二零零五年公司(修訂)條例而作出修訂
香港會計準則第39號及香港財務報告準則第4號修訂	財務擔保合約
香港會計準則第39號修訂	預期集團內公司間交易的現金流量對沖會計法
香港會計準則第39號修訂	公允值選擇權
香港(國際財務報告詮釋委員會)－詮釋第4號	釐定一項安排是否包含一項租賃

會計政策之主要改變如下：

(a) 香港會計準則第21號 *外幣匯率變動之影響*

經採納有關於境外業務投資淨額之香港會計準則第21號(經修訂)後，所有源自本集團境外業務投資淨額內貨幣性項目所產生的匯兌損益，不論其以任何貨幣單位定值，均於綜合財務報表確認為權益內一獨立項目。該項變動對截至二零零六年及二零零五年十二月三十一日之財務報表均無重大影響。

(b) 香港會計準則第27號 *綜合及獨立財務報表*

採納經修訂香港會計準則第27號後，導致綜合財務報表內有關附屬公司定義之會計政策有所變更。該項變動對財務報表並無重大影響。

3 **其他收入及收益**

其他收入及收益之分析如下：

	二零零六年 千元	二零零五年 千元
租金收入	455	529
管理費	1,833	3,463
其他	2,815	1,867
	5,103	5,859

4 **融資成本**

	二零零六年 千元	二零零五年 千元
須於五年內全數償還之銀行貸款及透支之利息	704	597
融資租賃之利息	14	10
債券之累增利息	359	362
	1,077	969

5 **除稅前溢利**

本集團之除稅前溢利於扣除／(計入)下列各項後釐定：

	二零零六年 千元	二零零五年 千元
銷售存貨成本	97,272	108,109
遞延收入攤銷	(1,852)	(400)
預付土地租賃款項之確認	77	77
折舊	8,944	7,795
上市證券投資之股息收入	(4,765)	(4,182)
利息收入	(25,478)	(19,130)
匯兌收益淨額	(8,791)	(8,637)
出售物業、機器及設備項目之虧損／(收益)	66	(29)
公允值虧損／(收益)，淨額：		
可供出售投資(自權益撥入)	—	783
按公允值計入損益中之股本投資	757	4,169
衍生工具－不符合作對沖之交易	(104)	—
其他應收款之減值	4,480	1,936
物業、機器及設備項目之減值	—	242

6 **稅項**

由於本公司及其附屬公司於本年度並無產生任何應課稅溢利，或承前之過往年度稅務虧損足以抵銷本年度產生之應課稅溢利，故並無就截至二零零六年十二月三十一日止年度作出香港利得稅及海外所得稅撥備(二零零五年：無)。

	二零零六年 千元	二零零五年 千元
本集團：		
本年度－香港		
以往年度之不足撥備	—	7
本年度－海外地區		
以往年度之超額撥備	—	(50)
年內稅項收入總額	—	(43)

7 **本公司普通股權益持有人應佔每股盈利**

每股基本盈利金額乃根據年內本公司普通股權益持有人應佔溢利12,047,000元(二零零五年：10,923,000元)及年內已發行普通股加權平均數1,650,658,676股(二零零五年：1,650,658,676股)計算。

由於兩個年度並不存在具攤薄效應之事項，故並無披露截至二零零六及二零零五年十二月三十一日止年度之每股攤薄盈利金額。

8 **應收賬款**

本集團與貿易客戶維持一套既定信貸政策，按業務給予不同信貸期。在給予個別信貸期時，會考慮客戶之財務能力及與其之經商年期。管理層定期審閱逾期賬款。

於結算日之應收賬款結餘(按發票日期計算，並已扣除撥備)之賬齡分析如下：

	本集團 二零零六年 千元	本集團 二零零五年 千元
1個月之內	5,847	4,347
2、3個月	290	232
3個月以上	2,564	2,526
	8,701	7,105

9 **應付賬款及其他應付款項**

所有應付賬款及其他應付款項均為無抵押、免息及於一個月內或於接獲通知時償還。

北京慧點科技開發有限公司(「慧點」)

慧點於中國從事軟件開發及解決方案項目，其核心業務為政府電子化項目及辦公室自動化系統。

儘管國內軟件市場競爭日趨激烈，慧點於二零零六仍取得穩健的增長。其全年營業額增加14%至人民幣88,000,000元，純利增加22.6%至人民幣8,070,000元。為於二零零七年增加收入來源，慧點將專注於(1) WBCR之分銷業務，WBCR為萬國商業機器(IBM)主要為美國上市公司而設之商業流程及監控管理軟件產品及 (2) 為中小型公司開發新的辦公室自動化軟件方案，以及加強其政府電子化項目及針對大型企業的辦公室自動化系統核心業務。

無線上網卡業務

上海安電通信科技發展有限公司與中國移動通信及中國聯通發展了穩固的合作業務，於上海分銷無線上網服務。由於愈來愈多客戶對這項服務之優點予以肯定，中國之無線上網市場正日益擴大，管理層會繼續發掘商機，依據類似與中國聯通合作之模式，與其他電訊經營商合作推廣其他電訊產品。

時裝零售

詩韻有限公司(「詩韻」)

由於租約期滿，在第一季度有數間店舖關閉，且只可於第三季度在新的地點重新開設，因而影響詩韻首六個月的銷售營業額。運往太古廣場的店舖同時出售男士及女士服裝。位於海港城的新店只售賣男士服裝，與附近現有的詩韻女士服裝店相互配合。

新店網絡反映詩韻以香港及九龍優越地點的高檔消費市場為對象的策略。本年度下半年的銷售量已回復至滿意水平。

生物醫藥

健亞生物科技股份有限公司(「健亞」)

健亞為一家綜合性之特色藥廠，其業務範圍包括：開發新藥物及研製新劑型、為本地及國際藥物公司進行臨床測試、製藥，以及在台灣及區內市場進行藥物推廣及分銷。

健亞的兩種主要新藥物產品－供治療尿失禁的Urotrol及針對抗糖尿病藥的Diabetrol Slow Release(「SR」)日益受到市場好評。二零零六年，健亞有另外五種新藥物產品獲准在台灣銷售，三種獲准在越南銷售。

在新藥物開發方面，健亞有與包括台灣工業科技研究院(「工研院」)及國家衛生研究院(「國研院」)在內的政府機構合作的研究計劃。健亞亦與美國專門藥品公司BioKey合作共同開發新藥物產品。一旦這些研究計劃進入臨床開發階段，健亞的產品種類(集中於抗癌及代謝紊亂)將進一步增加。

健亞與弘如洋生技股份有限公司(「弘如洋」)之間的合併計劃原已於二零零六年六月獲兩家公司的股東批准。然而，由於市況改變及台灣證券櫃檯買賣中心實施更嚴格的規定，健亞及弘如洋須重新洽商股份交換比例，但未能達成協議。因此，合併計劃已于終止，但健亞及弘如洋將繼續保持業務上的合作關係。

購買、贖回或出售本公司上市證券

本公司或其任何附屬公司於年內概無購買、贖回或出售本公司任何上市證券。

企業管治常規守則

董事認為，截至二零零六年十二月三十一日止年度，本公司已遵守載於香港聯合交易所有限公司證券上市規則附錄十四之企業管治常規守則(「企業管治守則」)之守則條文，惟與企業管治守則之守則條文第A.4.1及A.4.2條有關董事服務任期及輪值告退之規定有所差異。

根據企業管治守則之守則條文第A.4.1條規定，非執行董事須以特定任期委任，並須接受重選。本公司之現任非執行董事及獨立非執行董事均不是以特定任期委任。然而，所有非執行董事及獨立非執行董事均須按本公司之章程細則之規定輪值告退。

根據企業管治守則之守則條文第A.4.2條規定，所有獲委任以填補臨時空缺之董事須在其獲委任後之第一次股東大會上由股東投選，以及每位董事，包括以特定任期委任者，須至少每三年輪值告退一次。為了遵守企業管治守則之守則條文第A.4.2條，本公司章程細則之有關條改已於二零零六年六月二日舉行之股東週年大會上獲股東動議及通過，此後企業管治守則之守則條文第A.4.2條已獲全面遵守。

經由審核委員會審閱

本公司截至二零零六年十二月三十一日止年度之綜合業績已經由本公司之審核委員會審閱。審核委員會由一名非執行董事(劉偉積先生)及三名獨立非執行董事(趙世曾博士、陳正博士及Ian Grant ROBINSON先生)所組成。

董事會

於本公佈日期，本公司執行董事為梁榮江先生(主席)、吳智明先生(行政總裁)、梁煒才先生及楊永東先生；本公司非執行董事為劉偉積先生；而本公司獨立非執行董事則為趙世曾博士、陳正博士及Ian Grant ROBINSON先生。

承董事會命
行政總裁
吳智明

香港，二零零七年四月二十三日



ENM HOLDINGS LIMITED
安寧控股有限公司

(Incorporated in Hong Kong with limited liability)
(Stock code: 128)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Annual General Meeting of ENM Holdings Limited (the "Company") will be held at the Hilltop Country Club, 10 Hilltop Road, Lo Wai, Tsuen Wan, New Territories, Hong Kong on Tuesday, 29 May 2007 at 10:00 a.m. for the following purposes:-

ORDINARY RESOLUTIONS

1. To receive and consider the Audited Financial Statements, the Report of the Directors and the Independent Auditors' Report for the year ended 31 December 2006.
2. To re-elect the retiring Directors and authorise the Board of Directors to fix their remuneration.
3. To re-appoint Auditors and authorise the Board of Directors to fix their remuneration.
4. As special business, to consider and, if thought fit, to pass with or without amendments, the following resolution as an Ordinary Resolution:

"THAT:

(a) subject to paragraph (c) of this Resolution and pursuant to section 57B of the Companies Ordinance, the exercise by the Board of Directors during the Relevant Period (as hereinafter defined) of all powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such powers be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) of this Resolution shall authorise the Board of Directors during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such powers during or after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Board of Directors pursuant to the approval in paragraph (a) of this Resolution, otherwise than pursuant to (i) a Rights Issue (as hereinafter defined) or (ii) the exercise of options granted under any share option schemes of the Company, shall not in aggregate exceed 20 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution and the said approval shall be limited accordingly; and

(d) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the articles of association of the Company or the Companies Ordinance to be held; and

(iii) the revocation or variation of the authority given under this Resolution by an ordinary resolution of the shareholders of the Company in general meeting.

"Rights Issue" means an offer of shares open for a period fixed by the Board of Directors to holders of shares on the register of members of the Company on a fixed record date in proportion to their then holdings of such shares (subject to such exclusions or other arrangements as the Board of Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the law of, or the requirements of, any recognised regulatory body or any stock exchange in any territory outside Hong Kong applicable to the Company)."

By order of the Board
ENM Holdings Limited
Pui Man CHENG
Company Secretary

Hong Kong, 30 April 2007

Notes:

1. Any shareholder of the Company entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and vote instead of him. A proxy need not be a shareholder of the Company.
2. To be valid, the proxy form, together with any power of attorney or other authority (if any) under which it is signed, or a notarially certified copy of that power of attorney or authority, must be deposited at the registered office of the Company at Suite 1502, 15th Floor, Chinachem Golden Plaza, 77 Mody Road, Tsimshatsui East, Kowloon, Hong Kong as soon as possible and in any event not less than 48 hours before the time appointed for holding of the meeting or any adjournment thereof.
3. Where there are joint holders of any share, any one of such holders may vote at the meeting, either in person or by proxy, in respect of such share as if he were solely entitled to vote, but if more than one of such joint holders are present at the meeting in person or by proxy, the person so present whose name stands first in the register of members of the Company in respect of such share shall alone be entitled to vote in respect of it.
4. Completion and return of the form of proxy will not preclude a shareholder from attending the meeting and voting in person at the meeting or any adjourned meeting if he so desires. If a shareholder attends the meeting after having deposited the form of proxy, his form of proxy will be deemed to have been revoked.
5. As at the date hereof, the executive directors of the Company are Mr. Joseph Wing Kong LEUNG (Chairman), Mr. James C. NG (Chief Executive Officer), Mr. Derek Wai Choi LEUNG and Mr. Wing Tung YEUNG, the non-executive director of the Company is Mr. Raymond Wai Pun LAU, and the independent non-executive directors of the Company are Dr. Cecil Sze Tsung CHAO, Dr. Jen CHEN and Mr. Ian Grant ROBINSON.



ENM HOLDINGS LIMITED
安寧控股有限公司

(於香港註冊成立的有限公司)

(股份代號：128)

股東週年大會通告

茲通告安寧控股有限公司(「本公司」)謹訂於二零零七年五月二十九日星期二上午十時正，假座香港新界荃灣老圍顯達路10號顯達鄉村俱樂部舉行股東週年大會，藉以討論下列事項：

普通決議案

1. 省覽及考慮截至二零零六年十二月三十一日止年度之經審核財務報表、董事會報告及獨立核數師報告。
2. 重選退任董事及授權董事會釐定其酬金。
3. 重新委任核數師及授權董事會釐定其酬金。
4. 作為特別事項，考慮及酌情通過(不論會否作出修訂)下列決議案為普通決議案：

「**動議**：

(a) 在本決議案(c)段之規限下及依據《公司條例》第57B條，一般性及無條件批准董事會於有關期間(定義見下文)內行使本公司一切權力，以配發、發行及處理本公司股本之額外股份，以及作出或授予或須行使該權力之售股建議、協議及購股權；

(b) 本決議案(a)段之批准乃授權董事會於有關期間內作出或授予或須於有關期間內或結束後行使該等權力之售股建議、協議及購股權；

(c) 董事會根據本決議案(a)段之批准所配發或有條件或無條件同意配發(不論是否根據購股權或以其他方式進行)之股本面值總額，除根據(i)供股(定義見下文)或(ii)根據本公司之任何購股權計劃而行使之購股權外，不得超過於本決議案獲通過當日本公司已發行股本總面值百分之二十，而上述批准亦須受此相應限制；及

(d) 就本決議案而言：

「有關期間」指由本決議案通過之日起至下列任何較早之日期止之期間：

(i) 本公司下屆股東週年大會結束之日；

(ii) 本公司組織章程細則或《公司條例》規定本公司須舉行下屆股東週年大會期限屆滿之日；及

(iii) 本公司股東於股東大會上通過普通決議案撤銷或修訂本決議案授予之權力之日。

「供股」指在董事會所訂定之期間內，向載列於某一指定記錄日期之本公司股東名冊內之股份持有人，按照其當時之持股比例所提出配售新股之建議(惟董事會有權就零碎股份或因適用於本公司之本港以外任何地域之法律或任何認可管制機構或證券交易所之規定所引致之任何限制或責任而必須或權宜取消若干股東在此方面之權利或作出其他安排)。」

承董事會命
安寧控股有限公司
公司秘書
鄭佩敏

香港，二零零七年四月三十日

附註：

1. 凡有權出席大會及於會上投票之本公司股東，均有權委派一位或以上代表，代其出席及投票。受委代表毋須為本公司股東。
2. 代表委任表格連同授權簽署該表格之授權書或其他授權文件(如有)或由公證人簽署證明之該等授權書或授權文件副本，必須盡快送達本公司註冊辦事處，地址為香港九龍尖沙咀東部麼地道77號華懋廣場15樓1502室，惟在任何情況下，最遲須於大會或其任何續會指定舉行時間四十八小時前送達，方為有效。
3. 如屬任何股份之聯名持有人，任何一名該等持有人均可親自或委派代表就有關股份於大會上投票，猶如彼為唯一有權投票者；惟倘若超過一位該聯名持有人親自或委派代表出席大會，則僅就該等股份於本公司股東名冊內排名列首位之出席人士方有權就該等股份投票。
4. 填妥及交回代表委任表格後，股東仍可親自出席大會或其任何續會，並於會上投票。如股東在遞交代表委任表格後出席大會，則其代表委任表格將視為撤銷。
5. 於本通告日期，本公司執行董事為梁燊江先生(主席)、吳智明先生(行政總裁)、梁煒才先生及楊永東先生；本公司非執行董事為劉偉楨先生；而本公司獨立非執行董事則為趙世曾博士、陳正博士及Ian Grant Robinson先生。



ENM HOLDINGS LIMITED

安寧控股有限公司

(Incorporated in Hong Kong with limited liability)

(Stock code: 128)

CONTINUING CONNECTED TRANSACTION
RENEWAL OF A TENANCY AGREEMENT

The Board of the Company announces that the Company entered into the Tenancy Agreement on 30 April 2007 with the Landlord to lease Premises as office premises.

The Landlord is a company wholly-owned by the estate of Ms. Nina Kung, who is a controlling shareholder of the Company holding 34.6% of the issued share capital of the Company. Therefore, the Landlord is a connected person by reason of its being an associate of connected person of the Company within the meaning of Rule 14A.11 of the Listing Rules. Accordingly, the transaction contemplated under the Tenancy Agreement constitutes a continuing connected transaction for the Company under the Listing Rules.

Pursuant to Rule 14A.34 of the Listing Rules, as each of the applicable percentage ratios is less than 2.5%, the Company is only subject to the reporting and announcement requirements set out in Rules 14A.45 to 14A.47 of the Listing Rules and is exempt from the independent shareholders' approval requirements. Details of the Tenancy Agreement will be included in the annual report and accounts of the Company for each of the relevant financial years in accordance with Rule 14A.46 of the Listing Rules.

DETAILS OF THE TENANCY AGREEMENT

The Board announces that the Company entered into the Tenancy Agreement on 30 April 2007 with the Landlord to lease Premises as office premises.

The principal terms of the Tenancy Agreement are summarised as follows:-

Landlord	:	Hollywood Palace Company Limited
Tenant	:	ENM Holdings Limited
Premises	:	Suites 1502 and 1521 on 15th Floor, Chinachem Golden Plaza, 77 Mody Road, Tsimshatsui East, Kowloon, Hong Kong with a total gross area of 8,090 square feet
Lease term	:	One year commencing from 1 May 2007 and expiring on 30 April 2008 (both days inclusive)
Rent	:	HK$177,980 per month payable in cash monthly in advance (calculated at the rate of HK$22 per square feet) exclusive of management fee, government rent, government rates and other outgoings
Annual rent payable	:	HK$2,135,760 (without taking into account the rent free period)
Rent free period	:	First 45 days of the term mentioned above

There is no provision for early termination in the Tenancy Agreement.

There is an option granted to the Company to renew the tenancy for a further term of 1 year at the then fair market rent. The Company will comply with all applicable requirements under the Listing Rules in the event of renewal of the Tenancy Agreement.

ANNUAL CAPS

Based on the monthly rent of HK$177,980 under the Tenancy Agreement, the annual caps, exclusive of management fee, government rent, government rates and other outgoings, for each of the two financial years ending 31 December 2008 will be as follows:

	HK$
Financial year ending 31 December 2007	1,423,840
Financial year ending 31 December 2008	711,920

REASONS FOR THE TRANSACTION

Since April 2001, the Landlord has been leasing the Premises to the Company as office premises. The existing tenancy agreement dated 28 April 2005 entered into between the Landlord and the Company in respect of the Premises at a monthly rental of HK$145,620 would expire on 30 April 2007, details of which were included in the Company's announcement dated 28 April 2005. Accordingly, the Company considers it to be commercially necessary and beneficial to renew the tenancy for the Premises so that the Company and its subsidiaries can continue to use the Premises as office premises.

Based on the monthly rent of HK$145,620 under the aforesaid existing tenancy agreement, the annual caps, exclusive of management fee, government rent, government rates and other outgoings, for the financial years ended 31 December 2005 and 2006, and the financial year ending 31 December 2007 are as follows:

	Annual Cap *HK$*	**Actual Rental Expenses** *HK$*
Financial year ended 31 December 2005	1,164,960	970,800
Financial year ended 31 December 2006	1,747,440	1,456,200
Financial year ending 31 December 2007	582,480	485,400

The terms of the Tenancy Agreement were arrived at arm's length negotiations by making reference to market rents of similar premises in proximity. The Directors (including the Independent Non-executive Directors) are of the opinion that the Tenancy Agreement and the terms and conditions contained herein are on normal commercial terms, are fair and reasonable and are in the interests of the Company and its shareholders as a whole, and the annual caps for the transaction under the Tenancy Agreement are fair and reasonable.

CONTINUING CONNECTED TRANSACTION

The Landlord is a company wholly-owned by the estate of Ms. Nina Kung, who is a controlling shareholder of the Company holding 34.6% of the issued share capital of the Company. Therefore, the Landlord is a connected person by reason of its being an associate of connected person of the Company within the meaning of Rule 14A.11 of the Listing Rules. Accordingly, the transaction contemplated under the Tenancy Agreement constitutes a continuing connected transaction for the Company under the Listing Rules.

Pursuant to Rule 14A.34 of the Listing Rules, as each of the applicable percentage ratios is less than 2.5%, the Company is only subject to the reporting and announcement requirements set out in Rules 14A.45 to 14A.47 of the Listing Rules and is exempt from the independent shareholders' approval requirements. Details of the Tenancy Agreement will be included in the annual report and accounts of the Company for each of the relevant financial years in accordance with Rule 14A.46 of the Listing Rules.

INFORMATION ON THE COMPANY AND THE LANDLORD

The principal activities of the Company are investment holding and securities trading. The principal activities of its subsidiaries comprise the wholesale and retail of fashion wear and accessories, telecommunications operations, resort and recreational club operations, investment holding and securities trading.

The Landlord is engaged in the property investment for rental income.

GENERAL

As at the date of this announcement, the Executive Directors are Mr. Joseph Wing Kong LEUNG (Chairman), Mr. James C. NG (Chief Executive Officer), Mr. Derek Wai Choi LEUNG and Mr. Wing Tung YEUNG; the Non-executive Director is Mr. Raymond Wai Pun LAU; and the Independent Non-executive Directors are Dr. Cecil Sze Tsung CHAO, Dr. Jen CHEN and Mr. Ian Grant ROBINSON.

DEFINITIONS

In this announcement, the following expressions have the following meanings, unless context otherwise requires:

"Board"	the board of Directors
"Company"	ENM Holdings Limited, a company incorporated in Hong Kong with limited liability, the shares of which are listed on the main board of the Stock Exchange
"Directors"	the directors of the Company
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"Landlord"	Hollywood Palace Company Limited, a company incorporated in the British Virgin Islands
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Tenancy Agreement"	the tenancy agreement dated 30 April 2007 entered into between the Company as tenant and the Landlord, pursuant to which the Company agreed to lease the Premises for a monthly rent of HK$177,980 for one year commencing from 1 May 2007 and expiring on 30 April 2008
"Premises"	suites 1502 and 1521 on 15th Floor, Chinachem Golden Plaza, 77 Mody Road, Tsimshatsui East, Kowloon, Hong Kong
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"HK$"	the Hong Kong dollars, the lawful currency of Hong Kong
"%"	per cent.

By order of the Board of Directors
ENM Holdings Limited
Joseph Wing Kong LEUNG
Chairman

Hong Kong, 30 April 2007



HONG KONG ECONOMIC TIMES, 2 MAY 2007

ENM HOLDINGS LIMITED
安寧控股有限公司

（於香港註冊成立的有限公司）
（股份代號：128）

持續關連交易
重續一項租賃協議

本公司董事會宣佈，本公司已於二零零七年四月三十日與業主訂立租賃協議，據此，租入物業作為辦公室。

業主為一間由龔如心女士之遺產全資擁有之公司，龔如心女士之遺產為本公司之控股股東，持有本公司已發行股本34.6%。故此，業主因其身為本公司關連人士之一名聯繫人（定義見上市規則第14A.11條）而成為關連人士。因此，按照上市規則，根據租賃協議下擬進行之交易構成本公司之持續關連交易。

根據上市規則第14A.34條，由於各項適用百分比率少於2.5%，本公司僅須遵守上市規則第14A.45條至第14A.47條所載之申報及公佈之規定，及獲豁免獨立股東批准之規定。租賃協議之詳情將按照上市規則第14A.46條，載於各有關財政年度之年報及賬目內。

租賃協議之詳情

董事會宣佈，本公司已於二零零七年四月三十日與業主訂立租賃協議，租入物業作為辦公室。

租賃協議之主要條款概述如下：

業主	：	Hollywood Palace Company Limited
租戶	：	安寧控股有限公司
物業	：	香港九龍尖沙咀東部麼地道77號華懋廣場15樓1502及1521室（總建築面積為8,090平方呎）
租賃期	：	由二零零七年五月一日起計壹年，及於二零零八年四月三十日屆滿（包括首尾兩天）
租金	：	每月177,980港元（按每平方呎22港元計算），不包括管理費、政府地租、政府差餉及其他開支，須以現金按月預繳
應付年度租金	：	2,135,760港元（並無計及免租期）
免租期	：	上述租賃期之首45日

租賃協議並無關於提早終止協議之條文。

本公司可選擇按公平市值租金續租一年。當重續租賃協議時，本公司將遵守上市規則所有適用之規定。

年度上限

按租賃協議之月租177,980港元計算，不包括管理費、政府地租、政府差餉及其他開支，截至二零零八年十二月三十一日止兩個財政年度各年之年度上限如下：

	港元
截至二零零七年十二月三十一日止財政年度	1,423,840
截至二零零八年十二月三十一日止財政年度	711,920

進行交易之原因

自二零零一年四月以來，業主一直將物業租予本公司作為辦公室。於二零零五年四月二十八日由業主與本公司就物業訂立之現有租賃協議，月租為145,620港元，將於二零零七年四月三十日屆滿，詳情已收錄於本公司於二零零五年四月二十八日刊發之公佈內。因此，本公司認為，重續物業之租賃安排，從商業角度出發為有需要及有利的，讓本公司及其附屬公司能繼續使用物業作為辦公室。

按上述之現有租賃協議之月租145,620港元計算，不包括管理費、政府地租、政府差餉及其他開支，截至二零零五年及二零零六年十二月三十一日止財政年度及截至二零零七年十二月三十一日止財政年度之年度上限如下：

	年度上限 港元	實際 租金支出 港元
截至二零零五年十二月三十一日止財政年度	1,164,960	970,800
截至二零零六年十二月三十一日止財政年度	1,747,440	1,456,200
截至二零零七年十二月三十一日止財政年度	582,480	485,400

租賃協議之條款乃按公平原則磋商及參考鄰近類似物業之市場租金後訂立。董事（包括獨立非執行董事）認為，租賃協議所載之條款及條件乃按正常商業條款訂立，屬公平合理，並符合本公司及其股東之整體利益，而租賃協議之交易之年度上限均屬公平合理。

持續關連交易

業主為一間由龔如心女士之遺產全資擁有之公司，龔如心女士之遺產為本公司之控股股東，持有本公司已發行股本34.6%。故此，業主因其身為本公司關連人士之一名聯繫人（定義見上市規則第14A.11條）而成為關連人士。因此，按照上市規則，根據租賃協議下擬進行之交易構成本公司之持續關連交易。

根據上市規則第14A.34條，由於各項適用百分比率少於2.5%，本公司僅須遵守上市規則第14A.45條至第14A.47條所載之申報及公佈之規定，及獲豁免獨立股東批准之規定。租賃協議之詳情將按照上市規則第14A.46條，載於各有關財政年度之年報及賬目內。

本公司及業主之資料

本公司之主要業務為投資控股及證券買賣。附屬公司之主要業務則為批發及零售時裝及飾物、經營電訊業務、經營渡假中心及俱樂部、投資控股及證券買賣。

業主從事物業投資，以賺取租金收入。

一般資料

於本公佈日期，執行董事為梁榮江先生（主席）、吳智明先生（行政總裁）、梁焯才先生及楊永東先生；非執行董事為劉偉楨先生；而獨立非執行董事則為趙世曾博士、陳正博士及Ian Grant Robinson先生。

釋義

於本公佈內，除文義另有所指外，下列詞彙具有下列涵義：

「董事會」	指	董事會
「本公司」	指	安寧控股有限公司，一間於香港註冊成立之有限公司，其股份於聯交所主板上市
「董事」	指	本公司之董事
「香港」	指	中華人民共和國香港特別行政區
「業主」	指	Hollywood Palace Company Limited，一間於英屬處女群島註冊成立之公司
「上市規則」	指	聯交所證券上市規則
「租賃協議」	指	本公司（作為租戶）與業主於二零零七年四月三十日訂立之租賃協議，據此，本公司同意租用物業，月租為177,980港元，由二零零七年五月一日起計壹年，於二零零八年四月三十日屆滿
「物業」	指	香港九龍尖沙咀東部麼地道77號華懋廣場15樓1502及1521室
「聯交所」	指	香港聯合交易所有限公司
「港元」	指	香港法定貨幣港元
「%」	指	百分比

承董事會命
安寧控股有限公司
主席
梁榮江

香港，二零零七年四月三十日